
TRUE RELIGION
BRAND JEANS®
2008 ANNUAL REPORT
09010282
www.truereligionbrandjeans.com

True Religion Apparel, Inc.

Net Sales
(in millions)


$28
$103
$140
$173
$270
2004
2005
2006
2007
2008

Earnings Before Income Tax Expense
(in millions)


$6
$32
$36
$49
$70
2004
2005
2006
2007
2008

Total Assets
(in millions)


$13
$44
$80
$113
$166
2004
2005
2006
2007
2008

Stockholders' Equity
(in millions)


$8
$32
$64
$95
$142
2004
2005
2006
2007
2008

Dollars in thousands except per share amounts	2004	2005	2006	2007	**2008**
Net sales	$27,667	$103,219	$140,489	$173,256	**$270,000**
Earnings before income tax expense	$ 6,299	$ 31,566	$ 35,781	$ 48,945	**$ 69,941**
Income taxes	$ 2,464	$ 13,126	$ 14,035	$ 21,100	**$ 25,570**
Net income	$ 3,835	$ 18,440	$ 21,746	$ 27,845	**$ 44,371**
Earnings per share:					
Diluted earnings per share	$ 0.19	$ 0.81	$ 0.92	$ 1.16	**$ 1.83**
Weighted number of shares outstanding—diluted	20,494	22,657	23,608	23,949	**24,270**
Balance sheet data:					
Working capital	$ 7,106	$ 30,337	$ 58,845	$ 72,846	**$113,108**
Total assets	$13,449	$ 44,163	$ 79,751	$113,258	**$166,452**
Stockholders' equity	$ 7,604	$ 31,574	$ 64,147	$ 95,247	**$142,250**
Retail stores	—	1	4	15	**42**

To Our Stockholders,

We entered 2008 with a defined strategy: develop innovative jeans, related sportswear and complementary licensed merchandise; expand our retail presence in the United States; and, build global awareness through international investments. Our 2008 performance is a validation of this strategy. Our year-over-year net sales grew 56% to $270.0 million from $173.3 million, and net income increased 59% to $44.4 million from $27.8 million in 2007. We are especially pleased to have exited the year with strong momentum, posting solid sales growth across our wholesale and retail businesses in the fourth quarter.

At the heart of our strategy is developing high-quality, innovative and compelling jeans, related sportswear and licensed merchandise. At True Religion, we are committed to introducing new products that resonate with consumers. We believe our retail partners and consumers, alike, continue to reward True Religion for our commitment to present trend-setting merchandise.

Consistent with our goal of achieving an integrated distribution platform, we accelerated the growth in our consumer direct segment in 2008 by adding 27 branded retail stores, bringing our total store count to 42. The expansion of our consumer direct segment has been a driving force in our net sales growth and expanding profitability, and it provides us with the opportunity to showcase the entire True Religion merchandise collection to the marketplace.

In addition to expanding our points of distribution in the U.S., we made strides in building our international presence in 2008. We established our Japanese subsidiary, which is responsible for managing our Japanese wholesale and retail businesses. Outside of Japan, our international momentum expanded throughout the year, driven by increasing demand for True Religion Brand Jeans in Europe, North America and Asia.

We supported our growth by making key investments in our brand. We added senior-level talent across our business disciplines, increased our sourcing capacity and started the upgrade of our technology systems. In addition, 2008 marked the launch of our first far-reaching advertising campaign to support our wholesale and consumer direct businesses. The images, which were placed in leading national and regional fashion publications, presented our cohesive Spring and Fall collections and served to increase consumer awareness of the True Religion brand.

From a Balance Sheet perspective, our financial position has never been stronger. We ended the year with $57.2 million in cash, and we have no long-term debt. In 2008, we generated $49.1 million in operating cash flow. Our solid financial position has enabled us to invest strategically in our brand, personnel and infrastructure, positioning our Company for future growth.

We look forward to building upon our positive momentum in 2009. We believe that our integrated approach to growth—continuously deliver new, innovative jeans, sportswear and licensed merchandise, reach more consumers through our own retail stores, and expand the presence of the True Religion Brand world-wide—continues to be the right strategy. Despite the continued uncertainty in the direction of the economic and consumer environment, we are confident that we are appropriately resourced and positioned to execute our business plan. We remain closely attuned to the marketplace and flexible in our operating strategy, ensuring that we evolve as necessary to address the changing landscape and capitalize on future growth opportunities.

On behalf of our Board of Directors and executive team, I would like to thank our stockholders, employees and customers for their continuing confidence, loyalty and support.

Received SEC
APR 16 2009
Washington, DC 20549

Jeffrey Lubell
Chairman, Chief Executive Officer and Chief Merchant

PROXY STATEMENT

TRUE RELIGION APPAREL, INC.

2263 E. Vernon Avenue
Vernon, California 90058
(323) 266-3072

April 14, 2009

Dear Stockholder:

Our Annual Meeting of stockholders will be held at our corporate headquarters located at 2263 E. Vernon Avenue, Vernon, California 90058, at 10:00 a.m., local time, on May 20, 2009. The formal notice for our Annual Meeting and our Proxy Statement are attached.

Each of the proposals to be presented at our Annual Meeting is described in the attached notice of our Annual Meeting and Proxy Statement. We encourage you to carefully review our Proxy Statement, which discusses each of the proposals in more detail.

Your vote is important. Whether or not you plan to attend the meeting, it is important that your shares of common stock be represented and voted at our Annual Meeting. Instructions on the enclosed proxy card will tell you how to cast your vote. The accompanying Proxy Statement explains more about proxy voting. Please read it carefully.

We look forward to seeing you on May 20, 2009.

Sincerely,

Jeffrey Lubell
Chairman of the Board, Chief Executive Officer
and Chief Merchant

TRUE RELIGION APPAREL, INC.

2263 E. Vernon Avenue
Vernon, California 90058
(323) 266-3072

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

TIME	10:00 a.m. local time on May 20, 2009
PLACE	2263 E. Vernon Avenue Vernon, California 90058
ITEMS OF BUSINESS	(1) To elect six members of the Board of Directors to serve for the ensuing year or until their successors are duly elected and qualified. (2) To approve our 2009 Equity Incentive Plan. (3) To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009. (4) To transact such other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof.
RECORD DATE	You can vote if, at the close of business on March 23, 2009, you were a holder of record of our common stock.
PROXY VOTING	All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote promptly by signing and returning the enclosed proxy card or, if you hold your shares in street name, by accessing the World Wide Web site indicated on the voting instructions accompanying your proxy card to vote via the Internet.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 20, 2009

The Notice of Meeting, proxy statement and proxy card are available at *http://www.truereligionbrandjeans.com/proxy.*

April 14, 2009

Pete Collins

Peter F. Collins
Chief Financial Officer and Assistant Secretary

TABLE OF CONTENTS

TRUE RELIGION APPAREL, INC.
2263 E. Vernon Avenue
Vernon, California 90058
(323) 266-3072

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held May 20, 2009

These proxy materials are delivered in connection with the solicitation by the Board of Directors (referred to as the "Board") of True Religion Apparel, Inc., a Delaware corporation (referred to as the "Company," "we" or "us"), of proxies to be voted at our 2009 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournments or postponements thereof.

You are invited to attend the Annual Meeting on May 20, 2009 at our corporate headquarters located at 2263 E. Vernon Avenue, Vernon, California 90058, beginning at 10:00 a.m. local time.

This Proxy Statement and form of proxy are being mailed to stockholders commencing on or about April 15, 2009. Our 2008 Annual Report, which is not part of the proxy solicitation materials, is also enclosed.

Q. Who is entitled to vote at the Annual Meeting?

A. Holders of record of our common stock at the close of business on March 23, 2009 are entitled to vote at the Annual Meeting, which we refer to as the "Record Date." As of the Record Date, there were 25,354,886 shares of our common stock outstanding and approximately 66 holders of record. Stockholders are entitled to cast one vote per share on each matter presented for consideration and action at the Annual Meeting.

Q. What is the purpose of the Annual Meeting?

A. At the Annual Meeting, stockholders will consider and vote upon the following matters:

- Election of six directors to our Board of Directors;
- Approval of our 2009 Equity Incentive Plan;
- Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009; and
- Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Q. How does the Board of Directors recommend that I vote?

A. Our Board of Directors recommends that you vote:

- "FOR" the election of the Company's nominees to the Board of Directors;
- "FOR" approval of our 2009 Equity Incentive Plan; and
- "FOR" ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2009.

Q. How can I vote my shares in person at the Annual Meeting?

A. If your shares are registered directly in your name with the American Stock Transfer and Trust Company, our "Transfer Agent," you are considered the stockholder of record with respect to those shares and the proxy materials, including the proxy card, are being sent directly to you by the Company. As the stockholder of record, you have the right to vote in person at the Annual Meeting. If you choose to do so, you can bring the enclosed proxy card or vote using the ballot provided at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you decide later not to attend the Annual Meeting.

Most of our stockholders hold their shares in street name through a broker, bank or other nominee rather than directly in their own name. In that case, you are considered the beneficial owner of shares held in street name, and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Annual Meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, bank or nominee that holds your shares, giving you the right to vote the shares at the meeting. You will need to contact your broker, bank or nominee to obtain a legal proxy, and you will need to bring it to the Annual Meeting in order to vote in person.

Q. How can I vote my shares without attending the Annual Meeting?

A. Whether you hold shares in your name or through a broker, bank or other nominee, you may vote without attending the Annual Meeting. You may vote by granting a proxy or, for shares held through a broker, bank or other nominee, by submitting voting instructions to that nominee. For shares held through a broker, bank or other nominee, follow the instructions on the voting instruction card included with your voting materials. If you provide specific voting instructions, your shares will be voted as you have instructed and as the proxy holders may determine within their discretion with respect to any other matters that properly come before the Annual Meeting.

A number of brokerage firms and banks offer Internet voting options. Specific instructions to be followed by owners of shares of common stock held in street name are set forth on the voting instruction card accompanying your proxy card. The Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from telephone companies and Internet access providers that must be borne by the stockholder.

Q. What happens if additional matters are presented at the Annual Meeting?

A. Other than the three items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxies, Peter F. Collins and Michael F. Buckley, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting.

Q. What happens if I do not give specific voting instructions?

A. If you hold shares in your name, and you sign and return a proxy card without giving specific voting instructions, the proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement, and, with respect to any other matters that properly come before the Annual Meeting, as the proxy holders may determine in their discretion.

If you hold your shares through a broker, bank or other nominee and you do not provide your broker with specific voting instructions, your broker may vote your shares on routine matters, but not on non-routine matters. As a result:

- Your broker may vote your shares without your instructions with respect to Item 1 (election of directors) and Item 3 (ratification of independent registered public accounting firm) because these matters are considered routine.
- Your broker will not vote your shares without your instructions with respect to Item 2 (approval of our 2009 Equity Incentive Plan) because this matter is considered non-routine.

As the items of business to be acted upon at the Annual Meeting include both routine and non-routine matters, the broker may turn in a proxy card for uninstructed shares that votes "FOR" the election of the Company's nominees to the Board of Directors and ratification of the Company's independent registered public accounting firm, but will NOT vote on Item 2 (approval of our 2009 Equity Incentive Plan) without your instructions, which is referred to as "broker non-votes." In tabulating the voting result for any particular item, broker non-votes are not considered votes cast affirmatively or negatively on that item.

Q. What happens if I abstain?

A. For purposes of determining whether the stockholders have approved matters other than the election of directors, abstentions are treated as shares present or represented and voting, so abstaining has the same effect as a negative vote.

Q. What is the quorum requirement for the Annual Meeting?

A. A majority of the Company's outstanding shares as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, if you:

- are present and vote at the Annual Meeting; or
- properly submit a proxy card or vote over the Internet.

Broker non-votes are counted as present for the purpose of determining the existence of a quorum at the Annual Meeting.

Q. How can I change my vote after I return my proxy card?

A. You can revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may do this by:

- written notice to the Assistant Secretary of the Company;
- timely delivery of a valid, later dated proxy or a later dated vote on the Internet; or
- if you are a record holder, voting by ballot at the Annual Meeting.

Q. What is the voting requirement to approve each of the items?

A.

Item 1—Election of directors	The persons receiving the highest number of "FOR" votes at the Annual Meeting will be elected
Item 2—Approval of 2009 Equity Incentive Plan	To be approved by the stockholders, this item must receive the affirmative "FOR" vote of a majority of the votes cast on this item at the Annual Meeting
Item 3—Ratification of appointment of independent registered public accounting firm	To be approved by the stockholders, this item must receive the affirmative "FOR" vote of a majority of the votes cast on this item at the Annual Meeting

Q. Where can I find the voting results of the Annual Meeting?

A. The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by our Transfer Agent and Inspector of Elections and published in our Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2009.

Q. How can I obtain a separate set of proxy materials?

A. To reduce the expense of delivering duplicate proxy materials to our stockholders who may have more than one common stock account, we are delivering only one set of the 2008 Annual Report and the Proxy Statement to certain stockholders who share an address, unless otherwise requested. A separate proxy card is included in the proxy materials for each of these stockholders. If you share an address with another stockholder and have received only one set of proxy materials, you may write or call us to request to receive a separate copy of these materials at no cost to you. Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may write or call us to request future delivery of a single copy of these materials. You may contact us regarding these matters by writing or calling us at:

True Religion Apparel, Inc.
2263 E. Vernon Avenue
Vernon, California 90058
(323) 266-3072
Attn: Chief Financial Officer

Q. Who pays for the cost of this proxy solicitation?

A. We will pay the costs of the solicitation of proxies. We may reimburse brokerage firms and other persons for expenses incurred in forwarding the voting materials to their customers who are beneficial owners and obtaining their voting instructions. In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone.

Q. Can I access the Notice of Annual Meeting, Proxy Statement and 2008 Annual Report on the internet?

A. The Notice of Annual Meeting, Proxy Statement and 2008 Annual Report are available on our website at *http://www.truereligionbrandjeans.com/proxy*.

Q. Is there a list of stockholders entitled to vote at the Annual Meeting?

A. The names of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Annual Meeting for any purpose relevant to the

Annual Meeting, between the hours of 9:00 a.m. and 5:00 p.m., at our principal executive offices by contacting the Assistant Secretary of the Company.

Q. What is the deadline to propose actions for consideration at next year's annual meeting?

A. Any stockholder who intends to present a proposal at the 2010 annual meeting for inclusion in our Proxy Statement and proxy card relating to our 2010 annual meeting must submit his, her or its proposal to True Religion Apparel, Inc., c/o Office of Assistant Secretary, 2263 E. Vernon Avenue, Vernon, California 90058, by December 2, 2009. The rules and regulations of the U.S. Securities and Exchange Commission, which we refer to as the "SEC," provide that if the date of the Company's 2010 annual meeting is advanced or delayed more than 30 days from the date of the 2009 Annual Meeting, stockholder proposals intended to be included in the proxy materials for the 2010 annual meeting must be received by the Company within a reasonable time before the Company begins to print and mail the proxy materials for the 2010 annual meeting. Upon determination by the Company that the date of the 2010 annual meeting will be advanced or delayed by more than 30 days from the date of the 2009 Annual Meeting, the Company will disclose that change in the earliest possible Quarterly Report on Form 10-Q.

If a stockholder intends to present a proposal at our 2010 annual meeting, but does not intend to have it included in our Proxy Statement, the proposal must be delivered to our Assistant Secretary no earlier than January 20, 2010, and no later than February 19, 2010. If the date of our 2010 annual meeting is advanced or delayed by more than 30 days from the date of the 2009 Annual Meeting, the proposal must be delivered by the close of business on the tenth day following the day we publicly announce the date of our 2010 annual meeting. Furthermore, if a stockholder who presents a proposal (or a qualified representative of that stockholder) does not appear at the annual meeting of stockholders to present the proposal, the proposal will be disregarded, notwithstanding that proxies in respect of the proposal may have been received by the Company.

Q. How do I recommend a candidate for election as a director?

A. Stockholders who wish to recommend a candidate for election as a director at our 2010 annual meeting must submit their recommendations no earlier than February 17, 2010, and no later than March 19, 2010. Stockholders may recommend candidates for consideration by the Board of Directors' Nominating and Corporate Governance Committee by providing written notice to True Religion Apparel, Inc., c/o Office of Assistant Secretary, 2263 E. Vernon Avenue, Vernon, California 90058. The written notice must provide the candidate's name, age, business and residence addresses, biographical data, including principal occupation, qualifications, the number and class of our shares, if any, beneficially owned by the candidate, and all other information regarding candidates required by Section 14 of the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," and the rules and regulations promulgated thereunder. A written statement from the candidate consenting to be named as a candidate and, if nominated and elected, to serve as a director should accompany any stockholder recommendation. Any stockholder who wishes to recommend a nominee for election as director must also provide his, her or its name and address, the number and class of shares beneficially owned by the stockholder, a description of all arrangements or understandings relating to the nomination among the stockholder making the nomination, the proposed nominee and any other person or persons (including their names), and all other information regarding the stockholder required by Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Q. How can I communicate with the Board of Directors?

A. Stockholders may communicate with the Board of Directors by sending a letter to the Board of Directors of True Religion Apparel, Inc., c/o Office of Assistant Secretary, 2263 E. Vernon

Avenue, Vernon, California 90058. Each communication must contain a clear notation indicating that it is a "Stockholder—Board Communication" or "Stockholder—Director Communication," and each communication must identify the author as a stockholder. The office of the Assistant Secretary will receive the correspondence and forward it to the Chairman of the Board or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to us or our business, or is similarly inappropriate. The office of the Assistant Secretary has authority to discard any inappropriate communications or to take other appropriate actions with respect to any inappropriate communications.

ITEM 1: ELECTION OF DIRECTORS

Our Board of Directors consists of six members, five of whom are independent within the director independence standards of the NASDAQ Global Market, or NASDAQ. On the recommendation of our Nominating and Governance Committee, we are proposing to re-elect all of the existing Board members. Consequently, at the Annual Meeting, a total of six directors will be elected to hold office until the 2010 annual meeting of stockholders or until their successors have been elected and qualified.

Vote Required

The six director nominees receiving the most votes at the Annual Meeting will be elected. The Board recommends that you vote "FOR" the election of each of the nominees listed below.

Unless otherwise instructed, the proxyholders will vote the proxies received by them for the six nominees named below. If any of our nominees is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. It is not presently expected that any of the nominees named below will be unable or will decline to serve as a director. If additional persons are nominated for election as directors, the proxyholders intend to vote all proxies received by them in a manner to assure the election of as many of the nominees listed below as possible. In such event, the specific nominees to be voted for will be determined by the proxyholders.

The Board proposes the election of the following nominees as directors:

Jeffrey Lubell
Joseph Coulombe
Robert L. Harris, II
Marcello Bottoli
G. Louis Graziadio, III
Mark S. Maron

If elected, the foregoing six nominees are expected to serve until the 2010 annual meeting of stockholders. The six nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected.

The principal occupation and certain other information about the nominees and certain executive officers are set forth on the following pages.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED ABOVE.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth certain information with respect to our directors and officers. The following persons serve as our directors:

Directors	Age	Present Position
Jeffrey Lubell	53	Chairman of the Board, Chief Executive Officer and Chief Merchant
Marcello Bottoli	47	Director
Joseph Coulombe	78	Director
G. Louis Graziadio, III	59	Director
Robert L. Harris, II	50	Director
Mark S. Maron	53	Director

The following persons serve as our executive officers:

Executive Officers	Age	Present Position
Jeffrey Lubell	53	Chairman of the Board, Chief Executive Officer and Chief Merchant
Michael F. Buckley	45	President
Peter F. Collins	44	Chief Financial Officer
Kelly Gvildys	46	Senior Vice President, Operations

Our executive officers are appointed by and serve at the discretion of the Board. There are no family relationships between any director and any executive officer.

Jeffrey Lubell, age 53, has served as our Chairman of the Board of Directors, Chief Executive Officer and Chief Merchant since June 2003. Mr. Lubell is also Chief Executive Officer of our wholly owned subsidiary company, Guru Denim, Inc., a company founded by Mr. Lubell in November 2002. From 2001 to May 2002, Mr. Lubell was the President and Creative Director (Men's) of Hippie Jeans based in Commerce, California, where Mr. Lubell was responsible for creative design concepts and establishing and managing the company's presence at national and regional trade shows. From 1998 to 2001, Mr. Lubell was the Vice President and Creative Director of Jefri Jeans & Bella Dahl based in Los Angeles, California. From 1978 to 1998, Mr. Lubell was the President and CEO of Jeffrey Lubell Textiles, based in Los Angeles, California, a textile design and distribution firm that Mr. Lubell founded.

Marcello Bottoli, age 47, was appointed as a Director in March 2009. Mr. Bottoli served as Chief Executive Officer of Samsonite Corporation from March 2004 through January 2009. From September 2001 until March 2004, Mr. Bottoli served as division Chief Executive Officer at Louis Vuitton Malletier S.A. Prior to Louis Vuitton, Mr. Bottoli was Executive Vice President of Reckitt Benckiser PLC. Mr. Bottoli currently serves on the board of directors of International Flavors & Fragrances, Inc. (NYSE:IFF), a global creator of flavors and fragrances, and Ratti SpA, an Italian fashion textile company.

Joseph Coulombe, age 78, has been a Director since May 2005. Mr. Coulombe has been engaged in independent management consulting since April 1995. Previously, he was employed in an executive capacity by several retailing and grocery businesses, and as an independent business consultant. From February 1995 to April 1995, Mr. Coulombe served as President and Chief Executive Officer of Sport Chalet, Inc., a sporting goods retailer. From February 1994 to January 1995, Mr. Coulombe served as Chief Executive Officer of Provigo Corp., a wholesale and retail grocer. Mr. Coulombe is the founder of Trader Joe's, a specialty food grocery chain, and served as its Chief Executive Officer from 1957 to 1989. Mr. Coulombe also serves as a member of the Board of Directors of Cost Plus, Inc.

G. Louis Graziadio, III, age 59, has been a Director since May 2005. Mr. Graziadio is President and Chief Executive Officer of Second Southern Corp., the managing partner of Ginarra Partners,

L.L.C., a closely-held California company involved in a wide range of investments and business ventures. He is also Chairman of the Board and Chief Executive Officer of Boss Holdings, Inc., a distributor of work and hunting gloves, rainwear, rain boots, industrial apparel, pet products and specialty merchandise. Mr. Graziadio is also currently a director of Acacia Research Corporation. From 1984 through 2000, Mr. Graziadio served as a director of Imperial Bancorp, parent company of Imperial Bank, a Los Angeles based commercial bank acquired by Comerica Bank in January 2001. Mr. Graziadio, and companies with which he is affiliated, are significant shareholders in numerous private and public companies. Since 1978, Mr. Graziadio has been active in restructurings of both private and public companies, as well as corporate spin-offs and IPOs.

Robert L. Harris, II, age 50, has been a Director since May 2005. Mr. Harris has served as President of Acacia Research Corporation since July 2000 and as a director since April 2000. Acacia Research Corporation is the holding company of Acacia Technologies, which develops and licenses intellectual property to the electronics and media industries. Mr. Harris was previously the President and Director of Entertainment Properties Trust from 1997 to July 2000.

Mark S. Maron, age 53, has been a Director since May 2005. Mr. Maron is a private investor. From September 2005 to December 2008, Mr. Maron was a founding principal with Birchmont Capital Advisors, LLC, a real estate private equity firm. Mr. Maron served as a Managing Director of investment banking in the Los Angeles office of Lehman Brothers, Inc. from 2000 to 2005. Previously, Mr. Maron was with Credit Suisse First Boston Corporation from 1983 to 2000 where he was responsible for managing the firm's western region investment banking effort and coverage of CSFB's financial institution clients in the western United States.

Michael F. Buckley, age 45, became the President of our company on April 24, 2006. Prior to joining our company, from 2001 to 2005, Mr. Buckley was the President and Chief Executive Officer of Ben Sherman Group, Ltd's North America division until it was purchased by Oxford Industries. Ben Sherman is a UK-based apparel and footwear company involved in the wholesaling, retailing, licensing, manufacturing and importing of men's, women's and children's apparel, footwear and accessories. Prior to working at Ben Sherman, Mr. Buckley was a Vice President of Diesel Jeans U.S.A. from 1996 to 2001. In this role as Vice President, he oversaw all U.S. based retail and financial operations of Diesel Jeans.

Peter F. Collins, age 44, became the Chief Financial Officer of our company on March 26, 2007. Mr. Collins served as divisional vice president, corporate controller and principal accounting officer for Nordstrom, Inc. from 2004 to March 2007. From 2002 to 2004, Mr. Collins served in various financial roles with Albertson's, Inc., most recently as group vice president and controller. Prior to that, from 1998 until 2002, Mr. Collins was a partner with Arthur Andersen, serving clients in the healthcare, retail, distribution and manufacturing industries. Mr. Collins is a certified public accountant and holds a bachelors of science in commerce degree from Santa Clara University.

Kelly Gvildys, age 46, became the Senior Vice President, Operations of our company on March 17, 2008. Ms. Gvildys served as the vice president of production for Lucky Brand and the Group Vice President of Manufacturing for Liz Claiborne's West Coast Brands from September 2003 to January 2008.

FURTHER INFORMATION CONCERNING THE BOARD

Director Independence

The Board has determined that each of Marcello Bottoli, Joseph Coulombe, G. Louis Graziadio, III, Robert L. Harris, II and Mark S. Maron has no material relationship with us and is an "independent director" within the director independence standards of NASDAQ. Jeffrey Lubell does not meet the aforementioned independence standards as Mr. Lubell serves as our Chief Executive Officer and Chief Merchant.

PROXY STATEMENT

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Other committees may be established by the Board from time to time. Following is a description of each of the committees and their composition.

Audit Committee. Our Audit Committee consists of three directors: Messrs. Coulombe (Chairman), Graziadio and Harris. Our Board has determined that Mr. Coulombe qualifies as an "audit committee financial expert" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act and that all members of the Audit Committee are "independent" under NASDAQ independence standards, meet the criteria for independence as set forth in the Exchange Act, have not participated in the preparation of our financial statements at any time during the past three years, and are able to read and understand fundamental financial statements. During fiscal 2008, the Audit Committee held twelve meetings.

Our Audit Committee charter is available at *http://www.truereligionbrandjeans.com*. Among other things, the charter calls upon the Audit Committee to:

- engage and replace the independent registered public accounting firm as appropriate;
- evaluate the performance of, independence of and pre-approve all services provided by the independent registered public accounting firm;
- discuss with management and the Company's independent registered public accounting firm the quality of our accounting principles and financial reporting; and
- oversee our internal controls.

Compensation Committee. Our Compensation Committee consists of three members: Messrs. Maron (Chairman), Graziadio and Harris. The Board has determined that all of the Compensation Committee members qualify as "independent" under NASDAQ independence standards, are "non-employee directors" under Exchange Act Rule 16b-3, and are "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Compensation Committee met eight times during fiscal 2008 and acted once by unanimous written consent.

Our Compensation Committee charter is available at *http://www.truereligionbrandjeans.com*. Among other things, the charter calls upon the Compensation Committee to:

- assist the Board of Directors in ensuring a proper system of long-term and short-term compensation is in place to provide performance-oriented incentives to management, and ensure that compensation plans are appropriate and competitive and properly reflect the objectives and performance of management and the Company;
- establish the compensation of all of our executive officers; and
- administer the Company's equity incentive programs.

The Compensation Committee is responsible for overseeing the determination, implementation and administration of remuneration, including compensation, benefits and perquisites, of all executive officers and other members of senior management whose remuneration is the responsibility of the Board of Directors. The Compensation Committee seeks the views of our Chief Executive Officer and Chief Merchant with respect to establishing appropriate compensation packages for the executive officers (other than his own compensation package). The Compensation Committee also has the authority to delegate its responsibilities to subcommittees of the Compensation Committee if it determines such delegation would be in the best interest of the Company.

The Compensation Committee has the authority to retain independent counsel, or other advisers as it deems necessary, in connection with its responsibilities at the Company's expense. In 2008 the Compensation Committee engaged Pearl Meyer & Partners, LLC as its compensation consultant. The Compensation Committee may request that any of our directors, officers or employees, or other persons attend its meetings to provide advice, counsel or pertinent information as the Committee requests.

Nominating and Governance Committee. Our Nominating and Governance Committee consists of three members: Messrs. Harris (Chairman), Graziadio and Maron. Our Board has determined that all members of the Nominating and Governance Committee qualify as "independent" under NASDAQ independence standards. The Nominating and Governance Committee met six times during fiscal 2008. Our Nominating and Governance Committee charter is available at *http://www.truereligionbrandjeans.com*. Among other things, the charter calls upon the Nominating and Governance Committee to:

- oversee our director nomination and corporate governance functions;
- develop criteria for selecting new directors and to identify individuals qualified to become members of our Board and members of the various committees of our Board;
- recommend director nominees to our Board for election at the annual meeting of stockholders; and
- oversee and administer our Corporate Code of Conduct.

Public Availability of Corporate Governance Documents. Our key corporate governance documents, including our Corporate Code of Conduct, our Corporate Governance Guidelines and the charters of our Audit Committee, Compensation Committee and Nominating and Governance Committee, are available on our corporate website and available in print to any stockholder who requests them from our Assistant Secretary.

Director Attendance

During fiscal 2008, our Board held eight meetings. Each director attended at least 75% of the aggregate of the meetings of our Board and the meetings of each committee of which that director is a member.

Executive Sessions of the Board

Our independent directors meet regularly in executive session without management to review the performance of management and our Company and any related matters. Generally, executive sessions are held in conjunction with regularly scheduled meetings of our Board. We expect our Board to have a least four executive sessions each year.

Board Qualification and Selection Process

Our Nominating and Governance Committee reviews, evaluates and proposes prospective candidates for our Board. The Nominating and Governance Committee recommends director nominees for selection to our Board and the Board selects the nominees for election as directors. Each member of our Board should posses the highest personal and professional ethics and integrity and be devoted to representing our best interests and the best interests of our stockholders. The goal of the Nominating and Governance Committee is to maintain a strong and experienced Board by continually assessing each director's background, skills, expertise, accessibility and availability to serve effectively on the

Board. The Nominating and Corporate Governance Committee will consider candidates recommended by our stockholders, provided that the recommendations are made in accordance with the procedures required under our bylaws, as summarized in the "Questions and Answers" section of this Proxy Statement.

Stockholder Meeting Attendance

As a general matter, all of our directors are encouraged to attend our annual meetings of stockholders. All of our directors attended the 2008 annual stockholders meeting.

Compensation Committee Interlocks and Insider Participation

During 2008, the Compensation Committee consisted of Messrs. Maron, Graziadio and Harris. None of these individuals was one of our officers or employees at any time during 2008. None of our executive officers has served on the board of directors or on the compensation committee of any other entity which had officers who served on our Board or our Compensation Committee.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

We believe that compensation of our executive and other officers should be directly and materially linked to our operating performance. The fundamental objective of our compensation program is to attract, retain and motivate top quality executive and other officers through compensation and incentives which are competitive with the market and industry in which we compete for talent and which align the interests of our officers and senior management with the interests of our stockholders. We seek to promote individual service longevity and to provide our executives with long-term wealth accumulation opportunities, assuming that we are able to maintain a high-level of financial performance. The Compensation Committee evaluates both performance and compensation annually to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation and incentives provided to key employees remain competitive relative to the compensation paid to similarly situated executives of our Comparison Group (as discussed below).

Overall, we have designed our compensation program to:

- support our business strategy and business plan by clearly communicating what is expected of executive and other officers with respect to goals and results and by rewarding achievement;
- recruit, motivate and retain executive talent; and
- create a strong performance alignment with stockholders.

We seek to achieve these objectives through a variety of compensation elements:

- annual base salary;
- an annual cash performance award, the payment of which is based on meeting pre-established performance goals;
- long-term incentive compensation, delivered in the form of time and performance based restricted stock awards that are awarded based on the factors described below and that are designed to align executive officers' interests with those of stockholders by rewarding outstanding performance and providing long-term incentives; and
- other executive benefits and perquisites.

Governance

The Compensation Committee oversees our executive compensation and benefit plans and practices, while establishing management compensation policies and procedures to be reflected in the compensation program offered to our executive officers. The Compensation Committee operates under the written charter approved by the entire Board of Directors, a copy of which is available at *http://www.truereligionbrandjeans.com*. When necessary, the Compensation Committee recommends amendments to its charter to the Board of Directors for approval. Each of the members of the Compensation Committee meet the definition of "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee administers our equity incentive plans and our cash bonus plans, including the grant of performance awards, the establishment of performance goals and the certification of the achievement of the performance goals.

The Compensation Committee has the authority to retain independent counsel, or other advisers, as it deems necessary, in connection with its responsibilities at the Company's expense. In 2008 the Compensation Committee engaged Pearl Meyer & Partners, LLC, which we refer to throughout this discussion as PM&P, as its compensation consultant. The Compensation Committee may request that any of our directors, officers or employees, or other persons attend its meetings to provide advice, counsel or pertinent information as the Committee requests.

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer and Chief Merchant and Chief Financial Officer are involved in the design, development and implementation of our executive compensation programs. They typically provide their input through consultation with the Chairman of the Compensation Committee and by presentation to the Compensation Committee as a whole. Our executive officers are not typically present at Compensation Committee meetings during Committee deliberations on the compensation packages to be awarded to our executive officers. Our Chief Executive Officer and Chief Merchant annually reviews the performance of each executive officer (other than his own performance which is reviewed by the Compensation Committee) and presents his conclusions and recommendations regarding base salary and incentive award amounts to the Compensation Committee for its consideration and approval. The Compensation Committee can exercise its discretion in accepting, rejecting and/or modifying any such executive compensation recommendations.

Elements of Compensation Programs and Relationship to Compensation Objectives

The following is a description of the Company's compensation elements and the specific objectives they are designed to advance. Generally these elements support the objective to balance rewards for both short-term results and long-term strategic decisions, which is especially important in the current economic climate in which the risks related to a short-term focus on stock price may be particularly acute due to the Company's current stock price.

Compensation Elements	Linkage to Compensation Objectives
Base Salary	Recruit and retain executive talent Motivate high level of individual and business performance
Annual Cash Performance Awards	Recruit and retain executive talent Motivate high level of individual and business performance Reward achievement
Performance-Based Restricted Stock Awards	Align interests of executive officers and stockholders Recruit and retain executive talent Motivate high level of individual and business performance Reward achievement

Compensation Practices

The Compensation Committee sets base salary and incentive compensation for our executives following a review of company-wide performance, individual performance, salary and incentive compensation practices among our Comparison Group (as discussed below), internal equity considerations and other factors. Individual performance targets are set based on the stated financial goals for the year. In addition, the Compensation Committee reviews the Chief Executive Officer and Chief Merchant's recommendations with regard to base salary and incentive compensation (except in the case of his own base salary and incentive compensation).

The Compensation Committee applies essentially the same compensation policies to all of the executive officers, except that, in setting the compensation for our Chief Executive Officer, the Compensation Committee takes into account his role as Chief Executive Officer and as Chief Merchant. In particular, the Compensation Committee takes into account that our Chief Executive Officer also is the head of our design team and instrumental in the design and development of the products that drive our net sales and net income growth. The difference in the amount of base salary and annual cash performance award awarded to our Chief Executive Officer relative to the amount of base salary and annual cash performance award awarded to each of our other executive officers is generally attributable to differences in the Compensation Committee's assessment of the relative contributions to the performance of the Company, benchmarking data for the positions held by them and general trends in executive compensation. The base salary and annual cash performance awards provided to the chief executive officer position are almost always higher than for the other executive officers at companies in our Comparison Group and other public companies generally. These differences are generally more pronounced in cases in which the chief executive officer acts in both the role of chief executive officer and chief merchant or chief creative officer. For fiscal year 2008, the Compensation Committee reviewed all elements of the Chief Executive Officer and Chief Merchant's compensation. In addition, the internal relationship of total compensation awarded to our executive officers has remained generally consistent over the last three years.

In making decisions with respect to any element of executive compensation, the Compensation Committee considers the total compensation that may be awarded to an executive officer, including base salary, annual cash performance award and long-term incentive compensation. Multiple factors are considered in determining the amount of total compensation (the sum of base salary, annual cash performance award and long-term compensation delivered through restricted stock awards) to award to executive officers each year. Among these factors are:

- the individual performance of each executive officer for the year;
- how proposed amounts of total compensation to our executive officers compare to amounts paid to similar executives by our Comparison Group both for the prior year and over a multi-year period;
- internal pay equity considerations;
- the financial performance of the Company; and
- broad trends in executive compensation generally.

In addition, in establishing total compensation for each executive officer for the applicable fiscal year, the Compensation Committee considers the benefits to which the officer is entitled under his employment agreement.

Our executive officers' base salary is typically reviewed and adjusted effective on January 1 of each year. The Committee's approval generally occurs during the first quarter of the year, which occurred on January 10, 2008 for fiscal year 2008 base compensation.

Equity awards are typically reviewed and granted during the first quarter of each year. All equity awards are granted on the date the Compensation Committee approves the awards using the fair market value of the Company's common stock at the close of that business day.

Cash incentive compensation for a fiscal year is awarded during the first quarter following the close of the applicable fiscal year once audited results for the year are available. Performance targets and incentive awards are then set for the current fiscal year. For 2008, the key performance indicators for the Company included achieving an adjusted EBIT target. See "Annual Cash Performance Awards" and "Grants of Restricted Stock Awards" below for a more detailed discussion.

Components of 2008 Executive Compensation

For the fiscal year ended December 31, 2008, the principal components of compensation for the executive officers were:

- base salary;
- annual cash bonus;
- grants of restricted stock; and
- perquisites and other personal benefits.

Base Salary

Base salaries for our executive officers are established based on individual qualifications and job responsibilities, while taking into account compensation levels at similarly situated companies for similar positions, referred to as benchmarking. We use benchmarking as a point of reference for measurement, and the Compensation Committee has discretion in determining how much weight to place on the benchmarking analysis. Benchmarking helps the Compensation Committee assess whether our level of executive pay is appropriate when compared to industry standards. In setting 2008 compensation, the Compensation Committee engaged PM&P as its compensation consultant. With the assistance of PM&P, the Compensation Committee established a comparison group of companies, which we refer to as the "Comparison Group. In establishing the Comparison Group PM&P first reviewed the performance of 57 Apparel/Retail Companies from which it selected a Comparison Group of 15 Apparel/Retail companies using selection factors previously established by the Compensation Committee. These companies include Abercombie & Fitch Co., Bebe Stores, Inc., Buckle, Inc., Charlotte Russe Holdings, Inc., Chicos' FAS, Inc., Coach, Inc., Guess?, Inc., J. Crew Group, Inc., New York & Co., Inc., Pacific Sunwear of California, Inc., Phillips Van Heusen Corp., Polo Ralph Lauren, Steven Madden, Ltd., Talbots, Inc. and Tween Brands, Inc. The information gathered from this Comparison Group included base salary, cash incentive compensation and equity incentive compensation.

In addition to benchmarking, the Compensation Committee reviews the executive officer's historical compensation, the executive officer's compensation in relation to other officers, individual performance of the executive officer and corporate performance. Salary levels are also considered upon a promotion or other change in job responsibilities. Salary adjustment recommendations are based on our overall performance and an analysis of compensation levels necessary to maintain and attract quality personnel. While the Compensation Committee sets the base salary for the Chief Executive Officer and Chief Merchant, the base salaries for all other executive officers are established after a review of the recommendations of the Chief Executive Officer and Chief Merchant.

A review of the compensation of the companies in our Comparison Group indicated that our Chief Executive Officer and Chief Merchant ranked between the 25th and 50th percentile with regard to base salary and the 50th and 75th percentile with regard to total compensation, and our other Named Executive Officers ranked below the 25th percentile with respect to base salary and between the 50th and the 75th percentile with regard to total compensation. The base salary paid to each executive officer for fiscal year 2008 is reflected in the column titled "Salary" of the Summary Compensation Table on page 18 of this Proxy Statement.

Annual Cash Performance Awards

We grant cash performance awards that are designed to create a direct link between performance and compensation for our Named Executive Officers. The Compensation Committee has the authority to grant performance awards in amounts determined in its sole discretion. Performance awards provide our Named Executive Officers with the right to an award based on the achievement of one or more levels of performance to be attained with respect to one or more performance criteria, which we refer to as "performance goals."

Cash bonuses for fiscal year 2008 were based on and awarded only if the Company met or exceeded a pre-established level of earnings before interest expense and taxes after adjustment for significant items that the Compensation Committee determined were not representative of our core operations for the relevant performance period ("Adjusted EBIT"). Bonuses for 2008 were authorized to be awarded by the Company to our Named Executive Officers as follows:

	Bonus Opportunity(1)		
Named Executive Officer	**$48.6 million Adjusted EBIT**	**$60.8 million Adjusted EBIT**	**$72.9 million Adjusted EBIT**
Jeffrey Lubell	2.5% of Adjusted EBIT	4.5% of Adjusted EBIT	4.5% of Adjusted EBIT
Michael F. Buckley	50% of Base Salary	100% of Base Salary	200% of Base Salary
Peter F. Collins	37.5% of Base Salary	75% of Base Salary	150% of Base Salary
Kelly Gvildys	30% of Base Salary	30% of Base Salary	30% of Base Salary

(1) No cash performance awards were payable if Adjusted EBIT was equal to or below $48.6 million. Performance awards were interpolated for Adjusted EBIT amounts between $48.6 million and $72.9 million.

The annual cash performance awards awarded to our Named Executive Officers for performance in fiscal year 2008 is reflected in the column titled "Non-Equity Incentive Plan Compensation" of the Summary Compensation Table on page 18 of this Proxy Statement.

Grants of Restricted Stock Awards

The long-term incentive compensation component provides annual awards that are performance based. The objective of the program is to align compensation for executive officers over a multi-year period directly with the interests of our stockholders by motivating and rewarding creation and preservation of long-term stockholder value. The level of long-term incentive compensation is determined by our Compensation Committee by assessing each executive officer's individual performance and contribution to our success. Equity ownership for all our executive officers, other officers, and senior managers is important for purposes of motivation, retention, and alignment with stockholders.

We do not have, nor do we intend to have, a program, plan or practice to select the grant dates of restricted stock for executive officers in coordination with the release of material non-public information. Restricted stock awards are typically reviewed and granted during the first quarter of each year. All restricted stock awards for executive officers are granted on the date the Compensation Committee approves the awards using the fair market value of the Company's common stock at the close of that business day.

In January 2008, our Compensation Committee approved grants of a total of 373,333 shares of restricted stock to our Chief Executive Officer and Chief Merchant, President, and Chief Financial Officer under our 2005 Stock Incentive Plan. These grants were made effective on January 10, 2008. Twenty-five percent of these shares vested on January 10, 2008 and were granted in recognition of services rendered in 2007. The remaining shares of restricted stock awards were performance based and vested only if the Company met or exceeded fiscal year 2008 Adjusted EBIT of $48.6 million. In February 2009, the Compensation Committee certified that this performance target was met and as a consequence, 50% of the shares vested on the date of certification and 25% will vest on January 10, 2010 (so long as each of these officers remains continuously employed by us through that date). The number of shares awarded to our Named Executive Officers pursuant to the performance based portion of the restricted stock award is reflected in the column titled "Estimated Future Payouts Under Equity Incentive Plan Awards" of the Grants of Plan-Based Awards Table on page 20 of this Proxy Statement.

In March 2008, in connection with her retention, our senior vice president, operations, was granted 10,000 shares of restricted stock to vest as follows: one-third on March 17, 2009, one-third on March 17, 2010, and one-third on March 17, 2011.

In March 2008, our Compensation Committee approved grants of a total of 120,000 shares of restricted stock to our Chief Executive Officer and Chief Merchant, President, and Chief Financial Officer under our 2005 Stock Incentive Plan. These grants were made effective on March 28, 2008.

These grants were performance based and vest, in part or in whole, only if the Company exceeded the pre-established levels of Adjusted EBIT for fiscal year 2008 as set forth below.

	Performance Based Restricted Share Opportunity(1)		
Named Executive Officer	**$48.6 million Adjusted EBIT**	**$60.8 million Adjusted EBIT**	**$72.9 million Adjusted EBIT**
Jeffrey Lubell	1	30,000	60,000
Michael F. Buckley	1	20,000	40,000
Peter F. Collins	1	10,000	20,000

(1) No performance awards were payable if Adjusted EBIT was below $48.6 million. Performance awards were interpolated for Adjusted EBIT amounts between $48.6 million and $72.9 million.

In February 2009, the Compensation Committee certified the Adjusted EBIT achieved by the Company for fiscal year 2008. As a result, each executive officer earned the following number of restricted shares of which two-thirds vested on March 28, 2009 and one-third will vest on March 28, 2010 (so long as each of these officers remains continuously employed by us through that date):

Named Executive Officer	**Number Restricted Shares Earned**
Jeffrey Lubell	54,935
Michael F. Buckley	36,623
Peter F. Collins	18,312

Perquisites

In order to better enable us to attract and retain highly skilled executive officers and to round out a competitive compensation package for our Named Executive Officers, we provide our Named Executive Officers with perquisites and other personal benefits that we believe are reasonable and consistent with our overall compensation philosophy and objectives. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our Named Executive Officers.

Certain Named Executive Officers receive paid car allowances and fully-paid health insurance.

The attributed costs and a more detailed description of the perquisites and other personal benefits that we provided each of our Named Executive Officer for fiscal year 2008 are included in the column titled "All Other Compensation," and in the accompanying footnotes, of the Summary Compensation Table on page 18 of this Proxy Statement.

Change in Control Provisions

Our Chief Executive Officer and Chief Merchant, President, and Chief Financial Officer have change in control provisions in their employment agreements or employment offer letter. These provisions grant these officers certain compensation and accelerated vesting of equity awards in the event of a change in control. These provisions are based on market comparison and are an important element in the retention of these executive officers. A summary of these change in control payments is set forth under the heading "Potential Payments Upon Termination or Change in Control" on page 25 of this Proxy Statement.

Tax and Accounting Implications

Deductibility of Executive Compensation

The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, which provides that the Company may not deduct for federal income tax purposes annual compensation of more than $1 million paid to certain executive officers. Performance based compensation paid pursuant to stockholder approved plans is not subject to this deduction limit as long as such compensation is approved by "outside directors" within the meaning of Section 162(m). Our Company met the requirements of Section 162(m) in order to deduct compensation in excess of $1.0 million for 2008. Although the Compensation Committee generally intends to structure and administer executive compensation plans and arrangements so that they will not be subject to the deduction limit of Code Section 162(m), the Compensation Committee may from time to time approve non-deductible payments in order to maintain flexibility in structuring appropriate compensation programs in the interests of the Company and our stockholders.

Accounting for Stock Based Compensation

The Company accounts for stock-based payments, including restricted stock awards, in accordance with the requirements of Statement of Financial Accounting Standards No. 123(R) (SFAS No. 123(R)) "Share-Based Payment." Under this accounting pronouncement, we must value all stock-based compensation granted to employees and directors under the fair value method and expense those amounts in the income statement over the award's vesting period.

EXECUTIVE OFFICER COMPENSATION

The following table provides certain summary information concerning the compensation earned by our Chief Executive Officer and Chief Merchant, President, Chief Financial Officer, and our Senior Vice President of Operations in fiscal 2008. We refer to these officers as the "Named Executive Officers."

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards (1)($)	Option Awards (1)($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation (2)($)	Total ($)
Jeffrey Lubell	2008	775,000	—	3,722,725	—	3,191,850	—	36,949	7,726,524
Chief Executive Officer and	2007	500,000	—	1,884,517	—	2,002,281	—	31,070	4,417,868
Chief Merchant	2006	500,000	—	2,306,655	143,467	825,212	—	28,234	3,803,568
Michael F. Buckley	2008	470,000	—	3,173,112	—	627,908	—	22,218	4,293,238
President(3)	2007	400,000	—	1,186,123	—	446,765	—	21,470	2,054,358
	2006	276,923	—	935,702	—	185,913	—	50,232	1,448,770
Peter F. Collins	2008	360,000	—	1,287,878	—	360,713	—	—	2,008,591
Chief Financial Officer	2007	250,000	—	203,585	—	209,430	—	126,126	789,141
and Assistant Secretary(4)	2006	—	—	—	—	—	—	—	—
Kelly Gvildys	2008	264,135	—	45,891	—	79,574	—	—	389,600
Senior Vice President	2007	—	—	—	—	—	—	—	—
of Operations(5)	2006	—	—	—	—	—	—	—	—

(1) The amounts reported reflect the compensation cost, without reduction for any risk of forfeiture, recognized by the Company for financial statement reporting purposes related to performance

shares and stock options for the fiscal years ended December 31, 2008, 2007 and 2006. The amounts reported do not reflect compensation actually received by the Named Executive Officers. The amounts are determined in accordance with SFAS 123(R) and include amounts for performance shares granted in fiscal year 2008 and in the prior two years, and for options granted in 2004. We did not grant stock options in the fiscal years ended December 31, 2008, 2007, or 2006. Assumptions used in the calculation of these amounts are included in Note 8 to the Company's audited financial statements for the fiscal year ended December 31, 2008, included in the Company's Form 10-K filed with the SEC on March 11, 2009. See the columns under the heading "Estimated Future Payouts Under Equity Incentive Plan Awards" in the Grants of Plan-Based Awards in Fiscal Year 2008 table on page 20 for the number of performance shares granted in fiscal year 2008. See the Options Exercised and Stock Vested in Fiscal Year 2008 table on page 21 for the number and value of the 2008 performance shares that vested for the performance cycle ending December 31, 2008.

(2) The following table details the components of this column:

Name	Year	Car Allowance ($)	Company Paid Health Insurance ($)	Relocation Costs ($)	Other ($)	Total ($)
Jeffrey Lubell	2008	30,000	6,949	—	—	36,949
	2007	24,000	7,070	—	—	31,070
	2006	24,000	4,234	—	—	28,234
Michael F. Buckley	2008	14,400	7,818	—	—	22,218
	2007	14,400	7,070	—	—	21,470
	2006	9,600	3,176	37,456	—	50,232
Peter F. Collins	2008	—	—	—	—	—
	2007	—	—	126,126	—	126,126
	2006	—	—	—	—	—

(3) Mr. Buckley joined us as President in April 2006.

(4) Mr. Collins joined us as Chief Financial Officer in March 2007.

(5) Ms. Gvildys joined us as Senior Vice President of Operations in March 2008.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to our Named Executive Officers during the fiscal year ended December 31, 2008. No options were awarded to our Named Executive Officers during the fiscal year ended December 31, 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jeffrey Lubell	1/10/2008	1,215,000	2,733,750	(3)	—	—	—	—	—
	1/10/2008	—	—	—	—	—	—	43,333(4)	756,161(5)
	1/10/2008	—	—	—	—	130,000(6)	—	—	2,268,500(5)
	3/28/2008	—	—	—	1	30,000	60,000	—	1,112,400(9)
Michael F. Buckley	1/10/2008	235,000	470,000	940,000	—	—	—	—	—
	1/10/2008	—	—	—	—	—	—	33,333(4)	581,661(5)
	1/10/2008	—	—	—	—	100,000(6)	—	—	1,745,000(5)
	3/28/2008	—	—	—	1	20,000	40,000	—	741,600(9)
Peter F. Collins	1/10/2008	135,000	270,000	540,000	—	—	—	—	—
	1/10/2008	—	—	—	—	—	—	16,667(4)	290,839(5)
	1/10/2008	—	—	—	—	50,000(6)	—	—	872,500(5)
	3/28/2008				1	10,000	20,000	—	370,800(9)
Kelly Gvildys	3/17/2008	79,574	79,574	79,574	—	—	—	—	—
	3/17/2008	—	—	—	—	—	—	10,000(7)	173,900(8)

(1) These columns report the range of possible cash payouts for fiscal year 2008 performance under the Annual Cash Performance Awards as described in the Compensation Discussion and Analysis beginning on page 11. The amounts shown in the Threshold, Target and Maximum columns reflect the payout opportunity associated with established levels of performance, as indicated in the Performance Based Restricted Share Opportunity table on page 17. No payout is made if minimum performance thresholds are not met. The payments are reported in the Summary Compensation Table on page 18, in the column titled, "Non-Equity Incentive Plan Compensation."

(2) These columns report the range of performance shares targeted for the performance period of the 2008 grant, beginning January 1, 2008, and ending December 31, 2008, as described in the Compensation Discussion and Analysis beginning on page 11. No performance shares vest if minimum performance thresholds are not met. The fiscal year 2008 accounting expense related to these grants for the Named Executive Officers is included in the amounts shown in the Summary Compensation Table on page 18, in the column titled, "Stock Awards."

(3) If adjusted EBIT equals or exceeds $60.8 million, Mr. Lubell is entitled to receive an amount equal to 4.5% of adjusted EBIT up to a maximum of $8.0 million.

(4) Represents one-fourth of the aggregate number of shares of restricted stock granted to the Named Executive Officer on January 10, 2008 under the 2005 Stock Incentive Plan, which vested on the date of grant.

(5) Reflects the grant date fair value of the restricted stock award. The fair value was $17.45 per share for restricted stock awarded on January 10, 2008.

(6) Represents three-fourths of the aggregate number of shares of restricted stock granted to the Named Executive Officer on January 10, 2008. These shares of restricted stock are performance based and will vest two-thirds on January 10, 2009 and one-third on January 10, 2010 if the

requisite targets are satisfied and the Named Executive Officer remains employed by the Company on the vesting dates.

(7) These shares of restricted stock vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date, and the remaining one-third on the third anniversary of the grant date.

(8) Reflects the grant date fair value of the restricted stock award. The fair value was $17.39 per share for restricted stock awarded on March 17, 2008.

(9) Reflects the grant date fair value of the restricted stock award. These shares of restricted stock are performance based and will vest two-thirds on March 28, 2009 and one-third on March 28, 2010 if the requisite targets are satisfied and the Named Executive Officer remains employed by the Company on the vesting dates. The fair value was $18.54 per share for restricted stock awarded on March 28, 2008.

Options Exercised and Stock Vested

The following table sets forth information regarding the exercise of stock option awards and the vesting of restricted stock during the fiscal year ended December 31, 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey Lubell	833,333	11,575,325	157,083	2,907,665
Michael F. Buckley	—	—	100,000	1,788,993
Peter F. Collins	—	—	33,333	603,168
Kelly Gvildys	—	—	—	—

Outstanding Equity Awards at Fiscal Year End

There were no outstanding option awards at fiscal year end.

The following table sets forth information concerning restricted shares that had not vested and equity incentive plan awards for each of our Named Executive Officers as of December 31, 2008.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey Lubell	65,000	808,600	184,935	2,300,591
Michael F. Buckley	66,667	829,342	136,623	1,624,950
Peter F. Collins	33,333	414,667	68,312	849,801
Kelly Gvildys	10,000	124,400	—	—

Summary of Equity Compensation Plan

The following table sets forth information concerning all equity compensation plans and individual compensation arrangements in effect during the fiscal year ended December 31, 2008.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	—	—	1,519,562
Equity Compensation Plans Not Approved By Security Holders	—	—	—
Total	—	—	1,519,562

Pension Benefits

We do not provide any pension benefits to any of our Named Executive Officers or employees.

Non-Qualified Deferred Compensation

We do not provide any non-qualified deferred compensation to our Named Executive Officers or employees.

Employment Agreements

We have entered into employment agreements with Jeffrey Lubell, our Chief Executive Officer and Chief Merchant; Michael F. Buckley, our President; and Peter F. Collins, our Chief Financial Officer.

Jeffrey Lubell

Effective January 4, 2006, we entered into an employment agreement, or the CEO Agreement, with Jeffrey Lubell, pursuant to which Mr. Lubell will serve as our Chief Executive Officer and Chief Merchant. The initial term of the CEO Agreement is three years, subject to annual renewals thereafter. The CEO Agreement provides that Mr. Lubell's base salary will be $500,000 per year, subject to increase (but not decrease) in the sole discretion of our Compensation Committee. For 2009, the Compensation Committee has established Mr. Lubell's base salary at $852,500.

Pursuant to the CEO Agreement, Mr. Lubell is eligible to earn an annual cash performance bonus for fiscal year 2007 and subsequent fiscal years based on achieving performance goals established by the Compensation Committee.

The CEO Agreement provides that if we terminate Mr. Lubell's employment without Cause or if Mr. Lubell terminates his employment for Good Reason (each as defined in the CEO Agreement), then (1) Mr. Lubell will receive a severance amount of one and one-half times the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two complete fiscal years prior to the termination date, and (2) any options or other equity grants received by Mr. Lubell will vest an additional twelve months. However, if less than one year remains in Mr. Lubell's employment term after termination, the aforementioned severance payment will equal the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two complete fiscal years prior to the termination date. In addition, if we terminate Mr. Lubell's employment without Cause or if Mr. Lubell terminates his employment for Good Reason during the one-year period following a Change in Control (as defined in the CEO Agreement), he would be entitled to receive severance equal to three times the sum of his base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two complete fiscal years prior to the termination date, and all stock options, restricted stock and other equity awards would vest in full. Moreover, the CEO Agreement provides that if any payment made to Mr. Lubell is subject to the "golden parachute" excise tax imposed under the Internal Revenue Code, Mr. Lubell will be entitled to a tax gross-up payment from us to hold him harmless from the effect of such excise tax.

Effective May 31, 2006, we entered into an Amendment to Employment Agreement, or Amendment No. 1, with Mr. Lubell, amending the CEO Agreement. Pursuant to Amendment No. 1, any payments made to Mr. Lubell in connection with a termination of his employment that are considered to be non-qualified deferred compensation for purposes of Section 409A of the Code and that otherwise would have been payable at any time during the six-month period immediately following such termination of employment will instead be paid in a lump sum as soon as practicable following the expiration of such six-month period. Additionally, any Annual Bonus (as defined in Amendment No. 1) earned by Mr. Lubell will be paid no later than March 15 of the fiscal year following the fiscal year for which the Annual Bonus is to be paid.

Effective September 12, 2008, we entered into an Amendment No. 2 to Employment Contract, or Amendment No. 2, with Mr. Lubell, amending the CEO Agreement as amended by Amendment No. 1. Amendment No. 2 provided that Mr. Lubell's base salary was increased to $775,000 and would thereafter increase by 5% annually. The initial term of Mr. Lubell's employment with us was also extended through January 31, 2011, subject to automatic three-year extensions thereafter. Amendment No. 2 provides for an increase in the severance payable to Mr. Lubell in the event that we terminate his employment without Cause or if he terminates his employment for Good Reason to an amount equal to three times the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two completed fiscal years prior to the termination date. If less than one year remains in Mr. Lubell's employment term after termination, the severance payment will equal the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two completed fiscal years prior to the termination date. Mr. Lubell shall also be entitled to a pro-rated annual bonus if applicable performance goals are satisfied. The amount of such pro-rated bonus will be equal to the greater of: (i) the product of (x) the amount of the annual bonus to which Mr. Lubell would have been entitled if his employment had not been terminated, and (y) a fraction, the numerator of which is the number of days in such fiscal year through the date of termination and the denominator of which is the total number of days in such fiscal year; or (ii) the product of (x) the amount of the annual bonus to which Mr. Lubell would have been entitled if his employment had not been terminated, and (y) a percentage which represents that percentage of the highest applicable performance goals actually satisfied as of the end of the fiscal quarter immediately preceding the date of termination. In addition, all outstanding stock options, restricted stock and other equity awards (except for performance based awards, which will vest only upon satisfaction of the performance goals) received by Mr. Lubell shall fully vest.

Pursuant to Amendment No. 2, if Mr. Lubell terminates his employment without Good Reason and he has been continuously employed by us for ten years or more immediately preceding his termination, then all outstanding stock options, restricted stock and other equity awards granted to Mr. Lubell under any of our equity incentive plans shall be modified to reflect full vesting upon satisfaction of any applicable vesting goals. Additionally, Mr. Lubell shall be paid a pro-rated annual bonus for any fiscal quarterly periods that have been completed during the fiscal year in which he is terminated, provided: (i) the minimum performance goals entitling Mr. Lubell to any annual bonus for all such quarters have been met or exceeded on a pro rata basis, and (ii) the minimum performance goals entitling Mr. Lubell to any annual bonus for such fiscal year has also been met or exceeded.

Michael F. Buckley

Effective April 24, 2006, we entered into an employment agreement, or the President Agreement, with Michael F. Buckley, pursuant to which Mr. Buckley will serve as our President. The initial term of the President Agreement is three years, subject to annual renewals thereafter. The President Agreement provides that Mr. Buckley's base salary will be $400,000 per year, subject to increase (but not decrease) at the discretion of our Compensation Committee or full Board of Directors. For 2009, the Compensation Committee has established Mr. Buckley's base salary at $493,500.

Pursuant to the President Agreement, Mr. Buckley is eligible to earn an annual performance bonus for fiscal years 2007 and subsequent fiscal years based on achieving performance targets established by the Compensation Committee.

The President Agreement provides that if we terminate Mr. Buckley's employment without Cause or if Mr. Buckley terminates his employment for Good Reason (each as defined in the President Agreement), (1) Mr. Buckley will receive a severance amount of one and one-half times the sum of Mr. Buckley's base salary in effect on the date of termination and the average annual bonus received by Mr. Buckley for the two complete fiscal years prior to the termination date, and (2) any options or other equity grants received by Mr. Buckley will vest an additional twelve months. In addition, if we terminate Mr. Buckley's employment without Cause or if Mr. Buckley terminates his employment for Good Reason during the one year period following a Change in Control (as defined in the President Agreement), he would be entitled to receive severance equal to three times the sum of his base salary in effect on the date of termination and the average annual bonus received by Mr. Buckley for the two complete fiscal years prior to the termination date, and all stock options, restricted stock and other equity awards would vest in full. The President Agreement also provides that if any payment made to Mr. Buckley is subject to the "golden parachute" excise tax imposed under the Internal Revenue Code, Mr. Buckley will be entitled to a tax gross-up payment from us to hold him harmless from the effect of such excise tax.

Peter F. Collins

Effective March 7, 2007, we entered into an employment letter, or the CFO Employment Letter, with Peter F. Collins, pursuant to which Mr. Collins will serve as our chief financial officer. The CFO Employment Letter provides that Mr. Collins' base salary will be $325,000 per year, subject to increase (but not decrease) at the discretion of our Compensation Committee or full Board of Directors. For 2009, the Compensation Committee has established Mr. Collins' base salary at $378,000.

Pursuant to the CFO Employment Letter, Mr. Collins is eligible to earn an annual performance bonus for fiscal years 2008 and subsequent fiscal years based achieving performance targets established by the Compensation Committee.

The CFO Employment Letter provides that if we terminate Mr. Collins' employment within twelve months of a Change in Control (as defined in the CFO Employment Letter), and the reason for the termination of employment is other than for willful misconduct, Mr. Collins will receive one year severance pay, and all outstanding stock options, restricted stock and other equity awards granted to him under any of our equity incentive plans will become immediately vested and exercisable in full. Either Mr. Collins or the Company may terminate his employment by providing 180 days written notice. The Company has the option to ask Mr. Collins to end his employment at any point after such notice is given in exchange for a payment equal to the pro rata portion of his annual base salary for whatever portion of the 180-day notice period remains.

Potential Payments Upon Termination or Change in Control

The following table reflects the amounts that would be paid if a change in control or other termination event occurred on December 31, 2008 and our stock price per share was the closing market price as of that date. The closing market price of our common stock at December 31, 2008 was $12.44.

	Jeffrey Lubell	Michael F. Buckley	Peter F. Collins
Termination Scenario (12/31/08)			
Voluntary Resignation or for Cause	$ —	$ —	$ 180,000(4)
Total	$ —	$ —	$ —
Without Cause or for Good Reason (Not Within One Year of Change in Control)			
Pro Rata Bonus(1)	$ 3,191,850	$ 627,908	$ —
Severance Pay	10,116,197	1,511,005	180,000
Health Benefits Continuation	36,000	36,000	—
Unvested Restricted Stock(2)	3,109,191	1,962,398	—
Total	$16,453,238	$4,137,311	$ 180,000
Within One Year of Change in Control (Without Cause or for Good Reason)			
Pro Rata Bonus(1)	$ 3,191,850	$ 627,908	$ —
Severance Pay	10,116,197	3,022,010	360,000
Health Benefits Continuation	36,000	36,000	—
Unvested Restricted Stock(2)	3,109,191	2,528,928	767,436
280G/4999 Tax Gross Up(3)	3,958,737	—	—
Total	$20,411,975	$6,214,846	$1,127,436
Change in Control—Assuming No Termination			
Unvested Restricted Stock	$ —	$ —	$ —
Total	$ —	$ —	$ —
Death or Disability			
Pro Rata Bonus(1)	$ 3,191,850	$ 627,908	$ —
Severance Pay	775,000	470,000	—
Health Benefits Continuation	36,000	36,000	—
Total	$ 4,002,850	$1,133,908	$ —

(1) Mr. Lubell and Mr. Buckley are entitled to receive a pro rated annual bonus equal to the amount that would have been paid to them based on our earnings and their achievement of specific goals, adjusted to the portion of the year prior to their termination.

(2) This amount represents the value of the restricted stock that would become vested as a direct result of the termination event or Change in Control, as the case may be, before the applicable stated vesting date. Equity awards are valued at the closing market price of our common stock on December 31, 2008 of $12.44 per share.

(3) This amount includes any payment of a "gross-up" to offset the estimated amount of the "golden parachute" excise tax that would apply to each Named Executive Officer and the amount of additional excise tax and income and other taxes payable by the Named Executive Officer as a result of the Change in Control.

(4) Either Mr. Collins or the Company may terminate his employment by providing 180 days written notice. If such notice is provided, the Company has the option to ask Mr. Collins to end his employment in exchange for a payment equal to his base salary for 180 days.

Indemnification Agreements

In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we have entered into separate indemnification agreements with each of our directors and executive officers. These agreements require us, among other things, to indemnify each such director and executive officer against all costs, charges, expenses (including legal or other professional fees), damages or liabilities incurred by such individual arising out of, in connection with, or incidental to, any action, suit, demand, proceeding, investigation or claim by reason of such individual's status or service as a director or executive officer, regardless of whether sustained or incurred by reason of the individual's negligence, default, breach of duty or failure to exercise due diligence. However, we will not indemnify such director or executive officer under these agreements if it is proved that such individual's failure to act constituted a breach of his fiduciary duties as a director and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The agreements also require us to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us.

Certain Transactions with Directors and Executive Officers

Except as disclosed in this Proxy Statement, neither the nominees for election as directors, our directors or executive officers, nor any of their respective associates or affiliates, had any material interest, direct or indirect, in any material transaction to which we were a party during fiscal 2008, or which is presently proposed.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee
Mark S. Maron (Chairman)
G. Louis Graziadio, III
Robert L. Harris, II

DIRECTOR COMPENSATION

Beginning in March 2009, our independent directors receive (i) an annual cash retainer of $50,000, payable quarterly, for service on our Board, (ii) $1,500 for each Board meeting attended in excess of 10 meetings in any calendar year, (iii) $1,500 for each committee meeting attended in person, (iv) $750 for each committee meeting attended telephonically, and (v) an annual grant of shares of our restricted stock with an aggregate market value of $105,000 on the date of grant. We reimburse all of our directors for the expenses they incur in connection with attending Board and committee meetings. The Chairmen of our Audit Committee and Compensation Committee each receive an annual retainer of $15,000. In addition, we may make additional grants of equity awards to our independent Board members from time to time.

The following table provides information concerning the compensation of directors who are not Named Executive Officers for the year ended December 31, 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joseph Coulombe	47,500	121,938	—	—	—	—	169,438
G. Louis Graziadio, III	46,000	121,938	—	—	—	—	167,938
Robert L. Harris, II	49,000	121,938	—	—	—	—	170,938
Mark S. Maron	42,000	121,938	—	—	—	—	163,938

(1) Represents the proportionate amount of the total fair value of restricted stock awards recognized by us as an expense in 2008 for financial accounting purposes. The fair values of these awards and the amounts expensed in 2008 were determined in accordance with SFAS No. 123(R). The awards for which expense is shown in this table include the awards granted in 2008 as well as awards granted in previous years for which we recognized expense in 2008. The assumptions used in determining the grant date fair values of awards are set forth in the notes to our consolidated financial statements, which are included in the Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC.

ITEM 2: APPROVAL OF OUR 2009 EQUITY INCENTIVE PLAN

Item 2 is to approve our 2009 Equity Incentive Plan (the "Plan").

We are asking you to approve the True Religion Apparel, Inc. 2009 Equity Incentive Plan, which we refer to as the "2009 Equity Incentive Plan" or the "Plan," as set forth in Exhibit A to this Proxy Statement. The Plan became effective upon approval by the Board of Directors, but no award under the Plan may be exercised (or, in the case of stock awards, granted) until the Plan is approved by the stockholders of the Company. As of the date of this Proxy Statement no awards under the Plan have been made. The Plan was unanimously approved by our Board of Directors on April 7, 2009, which we refer to as the "Effective Date."

The Plan reserves for issuance an aggregate of 5,000,000 shares of common stock, increased by (x) the 613,761 shares that were not subject to awards under our 2005 Stock Incentive Plan (the "Existing Plan") at the Effective Date that were subject to future issuance (the "Available Shares") and (y) any of the 1,349,284 shares of unvested restricted stock that were subject to awards granted under the Existing Plan ("Prior Outstanding Unvested Shares") that are forfeited, cancelled or terminated for any reason.

Purpose of our 2009 Equity Incentive Plan

Approval of the 2009 Equity Incentive Plan is intended to enable the Company, and its affiliates, to obtain and retain the services of the types of employees, consultants and directors who will contribute to the Company's long range success and to provide incentives that are linked directly to increases in share value which will inure to the benefit of all of our stockholders. Some important factors and considerations related to the adoption of the Plan are as follows:

- The key terms and provisions of the Plan are substantially similar to our Existing Plan, which was approved by our stockholders in 2005 with an affirmative vote of greater than 80%;
- The Plan enables us to provide competitive long-term incentive compensation;
- Over the past three years, we have maintained a stock usage rate (i.e., burn rate) consistent with the median levels of our industry peer group, a practice we intend to continue under the Plan; and
- The Plan, and the policies of our Compensation Committee, require established grant effective dates and restrict stock option repricing, discounted stock options and reload stock options.

In this discussion, burn rate is defined as the number of shares of common stock covered by awards granted by the Company during the applicable fiscal year divided by the total number of shares of common stock outstanding as set forth in the balance sheet at the end of the applicable fiscal year. The burn rate for awards granted under our Existing Plan for fiscal years 2008, 2007 and 2006 was 2.7%, 1.5%, and 3.1%, respectively.

Summary of our 2009 Equity Incentive Plan

The following summary of our 2009 Equity Incentive Plan is qualified by reference to the full text of the Plan, which is attached as Exhibit A to this Proxy Statement.

Eligibility

The term "Awards" as used in this Item 2 of the Proxy Statement includes incentive stock options, non-statutory stock options, restricted awards, performance awards, and stock appreciation rights granted under the Plan. Our employees, consultants and directors and those of our affiliates are eligible for Awards, provided that incentive stock options may be granted only to employees. All other Awards, including non-statutory stock options, restricted awards, performance awards, and stock appreciation rights, may be granted to our employees, directors and consultants and those of our affiliates. Currently there are approximately 780 individuals who are eligible to participate in the Plan, but this number is subject to change from time to time. In addition, the maximum number of shares with respect to which Awards can be granted to any employee in any fiscal year is limited to 500,000 shares.

Administration of the Plan

The Board of Directors shall administer the Plan, until the Board of Directors delegates the administration of the Plan to a committee. The Board of Directors has delegated the administration of the Plan to the Compensation Committee, who will administer the Plan with respect to Awards and to whom we refer as the "Administrator."

The Administrator has the authority to:

- construe and interpret the Plan and apply its provisions;
- promulgate, amend, and rescind rules and regulations relating to the administration of the Plan;

- authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan;
- delegate its authority to one or more officers of the Company with respect to Awards that do not involve the Company's chief executive officer, or the four other highest compensated officers of the Company, or "insiders" within the meaning of Section 16 of the Exchange Act, subject to specified limits on the number of shares that may be granted pursuant to that delegation;
- determine when Awards are to be granted under the Plan;
- from time to time, select, subject to the limitations set forth in this Plan, those people to whom Awards shall be granted;
- determine the number of shares of common stock to be made subject to each Award;
- determine whether each option is to be an incentive stock option or a non-statutory stock option;
- prescribe the terms and conditions of each award, including, without limitation, the exercise price and medium of payment, vesting provisions and right of repurchase provisions, and to specify the provisions of the award agreement relating to that grant or sale;
- amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, or the term of any outstanding award, subject to certain limitations;
- determine the duration and purpose of leaves of absences which may be granted to a person without constituting termination of their employment for purposes of the Plan, which periods shall be no shorter than the periods generally applicable to employees under the Company's employment policies;
- make decisions with respect to outstanding options that may become necessary upon a change in corporate control or an event that triggers anti-dilution adjustments; and
- exercise discretion to make any and all other determinations which it determines to be necessary or advisable for administration of the Plan.

The Administrator also may modify the purchase price or the exercise price of any outstanding Award, provided that if the modification effects a repricing, stockholder approval shall be required before the repricing is effective.

Potential Dilution

As shown in the table on page 22 of this Proxy Statement, at December 31, 2008, approximately 1,519,562 shares remained issuable under the Existing Plan. The total number of shares of common stock currently available for issuance under the Plan, which includes (a) 5,000,000 newly authorized shares of common stock plus (b) the Available Shares, represent approximately 22% percent of the Company's outstanding shares on March 31, 2009. This percentage does not include any shares of common stock underlying Prior Outstanding Unvested Shares that may be forfeited, cancelled or terminated for any reason without having been exercised in full and, as a result, become available to increase the number of shares of common stock available for Awards under the Plan. As of March 31, 2009, the market value of the common stock underlying the shares issuable upon exercise of options available for award under the terms of the Plan was $66,298,517 based upon a closing per share price of $11.81 as quoted on the NASDAQ Stock Market's Global Market on such date.

Awards and Terms

Types of Awards

The following awards may be granted under the Plan: (i) options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to as the "Code," (ii) non-statutory stock options not specifically authorized or qualified for favorable federal income tax consequences, (iii) restricted stock awards consisting of shares of common stock that are subject to a substantial risk of forfeiture (vesting) restriction for some period of time, (iv) unrestricted stock awards that are free of any vesting restrictions, (v) performance awards entitling the recipient to acquire shares of common stock or to vest in shares of common stock upon the attainment of specified performance goals and (vi) stock appreciation rights.

Options

- Exercise Price—Subject to certain exceptions, the exercise price of an incentive stock option or a non-statutory stock option, which we refer to collectively as "options," shall be at least 100% of the fair market value of the common stock subject to that option on the date that option is granted, provided that the exercise price of an incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock, or of any of our affiliates, shall be at least 110% of the fair market value of the common stock subject to that option on the date of grant.
- Expiration Date—No option shall be exercisable after the expiration of ten years from the date it was granted, provided that an incentive stock option granted to a person who owns stock possessing more than 10% of the total combined voting power of all classes of our stock, or of any of our affiliates, shall not be exercisable after the expiration of five years from the date of grant.
- Consideration—The exercise price for common stock acquired pursuant to an option shall be paid either (a) in cash or by certified or bank check at the time the option is exercised or (b) upon those terms as the Administrator shall approve. The exercise price may be paid: (i) by delivery to the Company of other common stock, duly endorsed for transfer to the Company, with a fair market value on the date of delivery equal to the exercise price due for the number of shares being acquired, or by means of attestation whereby the participant identifies for delivery specific shares of common stock that have been held for more than six months (or a longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes) that have a fair market value on the date of attestation equal to the exercise price and receives a number of shares of common stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of common stock, which we refer to as a "Stock for Stock Exchange", (ii) during any period for which the common stock is publicly traded, by a copy of instructions to a broker directing the broker to sell the common stock for which the option is exercised, and to remit to the Company the aggregate exercise price of the options; and (iii) in any other form of legal consideration that may be acceptable to the Administrator, including without limitation with a full-recourse promissory note, provided that during any period during which our common stock is publicly traded, an exercise with a promissory note or other transaction by a director or an executive officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by us, or our affiliates, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to any Award under the Plan.
- Vesting—The options may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Administrator may provide for an

acceleration of vesting and exercisability in the terms of any option agreement upon the occurrence of any specified event. Unless otherwise specified in the terms of the option agreement, each option will become exercisable at a rate of 25% per year over the four-year period commencing on the option's grant date.

- Transferability—An incentive stock option is only transferable by will or by the laws of descent and distribution, and shall only be exercisable during the lifetime of the optionholder by the optionholder. A non-statutory stock option may be transferable to a permitted transferee upon written approval by the Administrator to the extent provided in the option agreement. If a non-statutory stock option does not provide for transferability, then the non-statutory stock option shall only be transferable by will or by the laws of descent and distribution, and shall only be exercisable during the lifetime of the optionholder by the optionholder.

- Termination—Unless otherwise provided in an option agreement or in an employment agreement the terms of which have been approved by the Administrator, in the event an optionholder's continuous service with the Company or its affiliates terminates (other than upon the optionholder's death or disability or termination by the Company for cause), the optionholder may exercise his or her option (to the extent that the optionholder was entitled to exercise the option as of the date of termination) within that period of time ending on the earlier of (a) the date three months following the termination of the optionholder's continuous service, or (b) the expiration of the term of the option as set forth in the option agreement. Unless otherwise provided in an option agreement or in an employment agreement the terms of which have been approved by the Administrator, or subject to certain other exceptions set forth in the Plan, outstanding options that are not exercisable at the time an optionholder's continuous service terminates for any reason other than for cause (including an optionholder's death or disability) shall be forfeited and expire at the close of business on the date of the termination. If the optionholder's continuous service terminates for cause, all outstanding options shall be forfeited (whether or not vested) and expire as of the beginning of business on the date of the termination for cause.

Restricted Awards

- Purchase Price—The Administrator shall determine the purchase price, if any, of the restricted awards, which may be stated as cash, property or prior services.

- Consideration—The consideration for common stock acquired pursuant to a restricted award shall be paid either: (i) in cash at the time of purchase; or (ii) in any other form of legal consideration that may be acceptable to the Administrator in its discretion including, without limitation, a recourse promissory note, property or a Stock for Stock Exchange, or prior services that the Administrator determines have a value at least equal to the fair market value of the common stock, provided that during any period during which our common stock is publicly traded, an exercise with a promissory note or other transaction by a director or an executive officer that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by us, or our affiliates, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to any Award under the Plan.

- Vesting—Shares of common stock acquired under a restricted award may be subject to a restricted period that specifies a right of repurchase in favor of the Company in accordance with a vesting schedule to be determined by the Administrator, or forfeiture in the event the consideration was in the form of services. The Administrator in its discretion may provide for an acceleration of vesting in the terms of any restricted award, at any time, including in the event a change in control occurs.

- Transferability—Shares of common stock acquired under a restricted award shall not be transferable by the participant until that time as the shares vest and the restrictions imposed by the terms and conditions set forth in the award agreement lapse.
- Termination—Unless otherwise provided in a restricted award agreement or in an employment agreement the terms of which have been approved by the Administrator, in the event a participant's continuous service terminates for any reason, the Company may exercise its right of repurchase or otherwise reacquire, or the participant shall forfeit the unvested portion of a restricted award acquired in consideration of prior or future services, and any or all of the shares of common stock held by the participant which have not vested as of the date of termination under the terms of the restricted award agreement shall be forfeited and the participant shall have no rights with respect to the award.

Performance Awards

- Performance goals—The Administrator in its sole discretion shall determine the performance goals applicable to each Award and the periods during which the performance is to be measured. Performance goals shall be based on a pre-established objective formula or standard that specifies the manner of determining the number of shares under the performance award that will be granted or will vest if the performance goal is attained. Performance goals shall meet the requirements of Section 162(m) of the Code.
- Transferability—Performance awards and all rights with respect to a performance award may not be sold, assigned, transferred, pledged or otherwise encumbered.
- Termination—A participant's rights in a performance award shall automatically terminate upon the participant's termination of employment (or business relationship) with the Company and its affiliates for any reason.
- Acceleration—At any time prior to the participant's termination of employment (or other business relationship) by the Company or its affiliates, the Administrator may in its sole discretion accelerate, waive, or amend any or all of the goals, restrictions or conditions imposed under any performance award. The Administrator in its discretion may provide for an acceleration of vesting in the terms of any performance award at any time, including in the event a change in control occurs.

Stock Appreciation Rights

- Restrictions on Grant—A stock appreciation right entitles the holder to receive the appreciation in the value of the common stock underlying the stock appreciation right. Stock appreciation rights may be granted alone, or provided certain requirements are met, in tandem with all or part of an option granted under the Plan. A stock appreciation right may only be granted if the stock appreciation right: (i) does not provide for the deferral of compensation within the meaning of Section 409A of the Code; or (ii) satisfies the requirements for nonqualified deferred compensation under Section 409A of the Code.
- Exercise—The Administrator has discretion to settle the exercise of a stock appreciation right in stock or in cash. Generally, stock appreciation rights will be settled for stock and the participant shall have no right to receive a cash settlement. However, a participant may request that an exercise be settled in cash by a written request filed with the Company's Secretary during the period beginning on the third business day following the date of release for publication by the Company of quarterly or annual summary statements of earnings and ending on the twelfth business day following that date. Upon exercise of a stock appreciation right, the holder shall be entitled to receive from the Company, a number of shares of common stock, or in the discretion

of the Administrator cash, with a value equal to the product of (i) the excess of the fair market value, on the date of the written request, of one share of common stock over the stock appreciation right exercise price per share specified in the stock appreciation right or its related option, multiplied by (ii) the number of shares for which the stock appreciation right shall be exercised.

- Exercise Price—The exercise price of a stock appreciation right granted by itself shall be determined by the Administrator, but shall not be less than 100% of the fair market value of one share of common stock on the date of grant of the stock appreciation right. A stock appreciation right granted with or subsequent to the grant of an option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the related option, shall be transferable only upon the same terms and conditions as the related option, and shall be exercisable only to the same extent as the related option.

Term

No award may be made under the Plan after April 6, 2019.

Amendment of the Plan

The Board of Directors may at any time amend or terminate the Plan, subject to approval by our stockholders to the extent stockholder approval is necessary under any applicable law or any NASDAQ listing standards. Subject to certain exceptions, an amendment of the Plan shall not impair the rights under any award granted before an amendment of the Plan unless (a) we request the consent of the participants under the Plan and (b) the participants consent in writing. However, the cancellation of an Award in exchange for cash equal to the fair market value of vested stock, or, in the case of options, the difference between the fair market value and the exercise price of the vested options that are subject to exercise, shall not be an impairment that requires consent.

Amendment of Awards

The Administrator may at any time amend the terms of one or more Awards, provided that the Administrator may not effect any amendment which would otherwise constitute an impairment of the rights under any award unless (a) the Company requests the consent of the participant and (b) the participant consents in writing. However, the cancellation of an Award in exchange for cash equal to the fair market value of vested stock, or, in the case of options, the difference between the fair market value and the exercise price of the vested options that are subject to exercise, shall not be an impairment that requires consent.

Federal Income Tax Consequences of the Plan

The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise, and vesting of awards under the Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local, and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as an incentive stock option, common stock acquired through the exercise of the option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to the Company for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by the Company for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an option that otherwise qualifies as an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-statutory stock option for federal income tax purposes.

A participant will not realize any income upon grant of a non-statutory stock option. Upon the exercise of a non-statutory stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the exercise price paid at the time of exercise. The Company will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted stock received by officers and directors who are subject to Section 16(b) of the Exchange Act. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. The Company will be able to deduct the amount of taxable compensation to the participant for federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Stock Appreciation Rights. A participant will not realize any income upon grant of a stock appreciation right. Upon the exercise of a stock appreciation right, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the stock appreciation right. The Company will be able to deduct this same amount for federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation exceeding $1 million per year per person to its principal executive officer and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its proxy statement as a result of their total compensation, subject to certain exceptions. The Plan is intended to satisfy an exception with respect to grants of options and stock appreciation rights to such covered employees. In addition, the Plan is designed to permit granting of restricted stock and restricted stock units as performance awards intended to qualify under the "performance-based compensation" exception to Section 162(m) of the Code. However, the Company reserves the authority to award non-deductible compensation as it deems appropriate.

Section 280G. Awards that are granted, accelerated, or enhanced upon the occurrence of a change in control of the Company may give rise, in whole or in part, to "excess parachute payments" within the meaning of Section 280G of the Code and, to such extent, will be non-deductible by the Company and subject to a 20% excise tax on the participant. The Plan provides the Administrator discretion to provide for acceleration of awards upon a change in control.

New Plan Benefits

The number of Awards (i) that would have been received by or allocated to our executive officers, directors and employees for fiscal 2009 if the Plan had been in effect and (ii) that will be received by or allocated to our executive officers, directors and employees under the Plan is undeterminable because Awards under the Plan are discretionary.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF OUR 2009 EQUITY INCENTIVE PLAN.

ITEM 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Item 3 is the ratification the Company's engagement of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the current fiscal year ending December 31, 2009. Stockholder ratification of the appointment of our independent registered public accounting firm is not required by the Company's bylaws or otherwise. However, we are submitting this proposal to the stockholders as a matter of good corporate practice.

The ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009, will require the affirmative vote of a majority of the shares of common stock present or represented and entitled to vote at the Annual Meeting. All proxies will be voted to approve the appointment unless a contrary vote is indicated on the enclosed proxy card.

We anticipate that a representative of Deloitte & Touche LLP will attend the Annual Meeting for the purpose of responding to appropriate questions. The representative of Deloitte & Touche LLP will be afforded an opportunity to make a statement if he or she so desires at the Annual Meeting.

If the appointment of Deloitte & Touche LLP is not ratified, we will reconsider the appointment. Even if the appointment is ratified, we may direct the appointment of a different independent registered public accounting firm at any time during the year if it is determined that such change would be in the best interests of the Company and its stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009.

AUDIT AND NON-AUDIT FEES

The following table sets forth the aggregate fees billed to the Company by Deloitte & Touche LLP and Stonefield Josephson, Inc. ("Stonefield Josephson") for the audit of our financial statements for 2008 and 2007, and for other services provided by those firms during those periods:

	Year Ended December 31,	
	2008	2007
Audit fees(1)	$1,694,634	$1,273,328
Audit-related fees	—	—
Tax fees(2)	—	4,520
All other fees(3)	1,500	1,500
Total fees	$1,696,134	$1,279,348

(1) The audit fees for 2008 include amounts paid to Deloitte & Touche LLP and Stonefield Josephson of $1,574,213 and $120,421, respectively. The audit fees for 2007 include amounts paid to Deloitte & Touche LLP and Stonefield Josephson of $681,275 and $592,053, respectively.

(2) The tax fees for 2007 were paid to Stonefield Josephson for research of income tax matters.

(3) All other fees were paid to Deloitte & Touche LLP for accounting policy research tool subscriptions.

The Board formally dismissed Stonefield Josephson as the Company's independent registered public accounting firm on May 11, 2007, effective as of that date. On May 11, 2007, Deloitte & Touche LLP was engaged as our independent registered public accounting firm. The reports of Deloitte & Touche LLP on our financial statements for the fiscal years ended December 31, 2008 and 2007, did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Stonefield Josephson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure for the fiscal years ended December 31, 2008 and 2007.

Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditor. These services may include audit services, audit related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the specific service or category of service and is generally subject to a specific budget. The independent auditor and management are required to periodically communicate to our Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All audit and permissible non-audit services provided to us in 2008 and 2007 were approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

THE AUDIT COMMITTEE REPORT IS NOT DEEMED TO BE "SOLICITING MATERIAL" OR TO BE FILED WITH THE SEC OR SUBJECT TO THE SEC'S PROXY RULES OR THE LIABILITIES OF SECTION 18 OF THE EXCHANGE ACT AND THE REPORT SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY PRIOR OR SUBSEQUENT FILING BY THE COMPANY UNDER THE EXCHANGE ACT, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THE INFORMATION CONTAINED IN THE REPORT BY REFERENCE THEREIN.

Responsibilities. The responsibilities of the Audit Committee include hiring the independent registered public accounting firm to audit the Company's consolidated financial statements. Our management has primary responsibility for our internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements and our internal controls over financial reporting in accordance with generally accepted auditing standards and for issuing reports thereon. The Audit Committee's responsibility is to evaluate the performance and independence of our independent registered public accounting firm, oversee our internal controls and the activities of our internal audit department (if any).

Review with Management and Independent Accountants. In fulfilling its responsibilities for the financial statements for the fiscal year ended December 31, 2008, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and the independent registered public accounting firm;
- discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance) and other matters, including Rule 2-07 of Regulation S-X; and
- received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the independent accountant's independence from the Company and its management.

Conclusion. Based upon the Audit Committee's discussions with management and the independent accountants, the Audit Committee's review of the representations of management and the reports of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC.

Appointment of Independent Auditors. On February 26, 2009, the Audit Committee reappointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.

Respectfully Submitted by the Audit
Committee of the Board of Directors,

Joseph Coulombe (Chairman)
G. Louis Graziadio, III
Robert L. Harris, II

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2009, by:

- each of our directors;
- each of our Named Executive Officers;
- all of our directors and Named Executive Officers as a group; and
- all other stockholders known by us to beneficially own more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date as of which this information is provided, and not subject to repurchase as of that date, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Except as indicated in the notes to this table, and except pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage ownership is based on 25,356,144 shares of common stock outstanding on March 31, 2008. Unless otherwise indicated, the address for each of the stockholders listed below is c/o True Religion Apparel, Inc., 2263 E. Vernon Avenue, Vernon, California 90058

	Beneficial Ownership	
Beneficial Owner	**Number of Shares (#)**	**Percent of Total (%)**
Jeffrey Lubell(1)	1,178,257	4.64%
Michael Buckley	467,465	1.84%
Peter F. Collins	238,202	*
Kelly Gvildys	29,871	*
Marcello Bottoli	6,000	*
Joseph Coulombe	34,544	*
G. Louis Graziadio, III	25,544	*
Robert L. Harris	33,544	*
Mark S. Maron	39,544	*
Columbia Wanger Asset Management, L.P.(2)	3,125,258	12.33%
Wellington Management Company, LLP(3)	1,808,789	7.13%
Executive Officers and Directors as Group	2,052,971	8.10%

* Denotes less than 1%

(1) Includes 74,552 shares held by a trust of which Mr. Lubell is the trustee.

(2) Based on Schedule 13G/A filed on February 9, 2009 by Columbia Wanger Asset Management, L.P., whose address is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. The figure reported includes shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. Columbia Acorn Trust holds approximately 8.05% of the total outstanding shares of the Company's common stock.

(3) Based on Schedule 13G/A filed on February 17, 2009 by Wellington Management Company, LLP, whose address is 75 State Street, Boston Massachusetts 02109. The figure reported includes shares held of record by clients of Wellington Management Company, LLP.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers (including a person performing a principal policy making function) and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of ours. Directors, officers and 10% holders are required by SEC's regulations to send us copies of all of the Section 16(a) reports they file. Based solely upon a review of the copies of the forms sent to us and the representations made by the reporting persons to us, other than as described below, we believe that during the fiscal year ended December 31, 2008 our directors, officers and 10% holders complied with all filing requirements under Section 16(a) of the Exchange Act.

Jeffrey Lubell filed a late Form 4 on January 15, 2008 to report the disposition of shares of common stock to pay the withholding tax in connection with the vesting of restricted shares on June 11, 2007, January 2, 2008, January 4, 2008 and January 10, 2008.

Michael F. Buckley filed a late Form 4 on January 14, 2008, to report the disposition of shares of common stock to pay the withholding tax in connection with the vesting of restricted shares on January 2, 2007, April 24, 2007 and January 2, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

Peter F. Collins
Chief Financial Officer and Assistant Secretary

April 14, 2009
2263 E. Vernon Avenue
Vernon, California 90058

EXHIBIT A

TRUE RELIGION APPAREL, INC.
2009 EQUITY INCENTIVE PLAN

1. Purpose; Eligibility.

1.1 **General Purpose.** The name of the Plan is the True Religion Apparel, Inc. 2009 Equity Incentive Plan. The purpose of the Plan is to enable the Company and any Affiliate to obtain and retain the services of the types of Employees, Consultants and Directors who will contribute to the Company's long range success and to provide incentives that are linked directly to increases in share value which will inure to the benefit of all stockholders of the Company.

1.2 **Eligible Award Recipients.** The persons eligible to receive Awards are the Employees, Consultants and Directors of the Company and its Affiliates.

1.3 **Available Awards.** The Plan provides a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of one or more of the following Awards: (a) Incentive Stock Options, (b) Non-statutory Stock Options, (c) Restricted Awards (Restricted Stock and Restricted Stock Units), (d) Performance Awards and (e) Stock Appreciation Rights.

2. Definitions.

2.1 "**Administrator**" means the Board or the Committee appointed by the Board in accordance with Section 3.5.

2.2 "**Affiliate**" means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Code Sections 424(e) and (f), respectively.

2.3 "**Award**" means any right granted under the Plan, including an Incentive Stock Option, a Non-statutory Stock Option, a Restricted Award (Restricted Stock and Restricted Stock Units), a Performance Award, and a Stock Appreciation Right.

2.4 "**Award Agreement**" means a written agreement between the Company and a holder of an Award evidencing the terms and conditions of an individual Award grant. Each Award Agreement will be subject to the terms and conditions of the Plan and need not be identical.

2.5 "**Beneficial Owner**" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular Person, such Person will be deemed to have beneficial ownership of all securities that such Person has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time, the satisfaction of performance goals, or both. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

2.6 "**Board**" means the Board of Directors of the Company.

2.7 "**Cashless Exercise**" has the meaning set forth in Section 6.3.

2.8 "**Change in Control**" means (a) with respect to any Participant who is a party to an employment or service agreement with the Company or any Affiliate and such agreement provides for a definition of change in control, solely for purposes of Award vesting or exercisability or lapsing of restrictions on Awards, as defined therein; and (b) with respect such Participants for all other purposes and to all other Participants for all purposes, "Change in Control" means:

(i) The direct or indirect sale, transfer, or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company to any Person;

(ii) The Incumbent Directors cease for any reason to constitute a majority of the Board;

(iii) The adoption of a plan relating to the liquidation or dissolution of the Company; or

(iv) The consummation of any transaction (including, without limitation, any merger, consolidation or exchange) the result of which is that any Person becomes the Beneficial Owner of more than 50% of the voting power of the Company.

The foregoing notwithstanding, a transaction will not constitute a Change in Control if (i) its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the Persons who held the Company's securities immediately before such transaction; (ii) it constitutes an initial public offering or a secondary public offering that results in any security of the Company being listed (or approved for listing) on any securities exchange or designated (or approved for designation) as a security on an interdealer quotation system; or (iii) solely because 50% or more of the total voting power of the Company's then outstanding securities is acquired by (A) a trustee or other fiduciary holding securities under one or more employee benefit Plans of the Company or any Affiliate, or (B) any company that, immediately before such acquisition, is owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock in the Company immediately before such acquisition.

2.9 "***Code***" means the Internal Revenue Code of 1986, as amended.

2.10 "***Committee***" means a committee of one or more members of the Board appointed by the Board to administer the Plan in accordance with Section 3.5.

2.11 "***Common Stock***" means the common stock of the Company.

2.12 "***Company***" means True Religion Apparel, Inc., a Delaware corporation.

2.13 "***Consultant***" means any natural person who provides bona fide consulting or advisory services to the Company or an Affiliate pursuant to a written agreement, so long as such services are not in connection with the offer or sale of securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities.

2.14 "***Continuous Service***" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Participant's Continuous Service will not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's Continuous Service. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director will not constitute an interruption of Continuous Service. The Administrator or its delegate, in its sole discretion, may determine whether Continuous Service will be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal or family leave of absence.

2.15 "***Covered Employee***" means an Employee who is, or could be, a "covered employee" within the meaning of Code Section 162(m)(3) and the regulations and interpretive guidance promulgated thereunder.

2.16 "***Date of Grant***" means, if the key terms and conditions of the Award are communicated to the Participant within a reasonable period following the Administrator's action, the date on which the Administrator adopts a resolution, or takes other appropriate action, expressly granting an Award to a Participant that specifies the key terms and conditions of the Award and from which the Participant begins to benefit from or be adversely affected by subsequent changes in the Fair Market Value of the

Common Stock or, if a subsequent date is set forth in such resolution or determined by the Administrator as the Date of Grant, then such date as is set forth in such resolution. In any situation where the terms of the Award are subject to negotiation with the Participant, the Date of Grant will not be earlier than the date the key terms and conditions of the Award are communicated to the Participant.

2.17 "***Detrimental Activity***" means: (a) violation of the terms of any agreement with the Company concerning non-disclosure, confidentiality, intellectual property, privacy or exclusivity; (b) disclosure of the Company's confidential information to anyone outside the Company, without prior written authorization from the Company, or in conflict with the interests of the Company, whether the confidential information was acquired or disclosed by the Participant during or after employment by the Company; (c) failure or refusal to disclose promptly or assign to the Company all right, title and interest in any invention, work product or idea, patentable or not, made or conceived by the Participant during employment by the Company, relating in any manner to the interests of the Company or, the failure or refusal to do anything reasonably necessary to enable the Company to secure a patent where appropriate in the United States and in other countries; (d) activity that is discovered to be grounds for or results in termination of the Participant's employment for Misconduct; (e) any breach of a restrictive covenant contained in any employment agreement, Award Agreement or other agreement between the Participant and the Company, during any period for which a restrictive covenant prohibiting Detrimental Activity, or other similar conduct or act, is applicable to the Participant during or after employment by the Company; (f) any attempt directly or indirectly to induce any Employee of the Company to be employed or perform services or acts in conflict with the interests of the Company; (g) any attempt, in conflict with the interests of the Company, directly or indirectly, to solicit the trade or business of any current or prospective customer, client, supplier or partner of the Company; (h) the conviction of, or guilty plea entered by, the Participant for any felony or a crime involving moral turpitude whether or not connected with the Company; or (i) the commission of any other act involving willful malfeasance or material fiduciary breach with respect to the Company.

2.18 "***Director***" means a member of the Board.

2.19 "***Disability***" means the Participant's inability to perform substantially his or her duties to the Company or any Affiliate by reason of a medically determinable physical or mental impairment that is expected to last for a period of six months or longer or to result in death; provided, however, that for purposes of determining the term of an Incentive Stock Option pursuant to Section 6.9 hereof, the term Disability has the meaning ascribed to it under Code Section 22(e)(3). The Administrator shall determine whether an individual has a Disability under procedures established by the Administrator. Except in situations where the Administrator is determining Disability within the meaning of Code Section 22(e)(3) for purposes of the term of an Incentive Stock Option pursuant to Section 6.9 hereof, the Administrator may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan maintained by the Company or any Affiliate in which a Participant participates.

2.20 "***Effective Date***" has the meaning set forth in Section 15 of the Plan.

2.21 "***Employee***" means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate is not sufficient to constitute "employment" by the Company or an Affiliate.

2.22 "***Established Securities Market***" means a national securities exchange that is registered under Section 6 of the Exchange Act; a foreign national securities exchange that is officially recognized, sanctioned, or supervised by governmental authority; and any over-the-counter market that is reflected by the existence of an interdealer quotation system.

2.23 "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

2.24 "***Exercise Price***" has the meaning set forth in Section 6.2 of the Plan.

2.25 "***Fair Market Value***" means, as of any date, the value of the Common Stock determined using a method consistent with the definition of fair market value found in Section 1.409A-1(b)(5)(iv) of the Treasury Regulations, and will be determined using a method that is a presumptively reasonable valuation method thereunder as determined below.

(a) On any date on which shares of the Company's Common Stock are readily tradable on an Established Securities Market, if the Common Stock is admitted to trading on an exchange or market for which closing prices are reported on any date, Fair Market Value may be determined based on the last sale before or the first sale after the Date of Grant of an Award; the closing price on the trading day before the Date of Grant of an Award or on the Date of Grant; or may be based on an average selling price during a specified period that is within 30 days before or 30 days after the Date of Grant of the Award, provided that the commitment to grant an Award based on such valuation method must be irrevocable before the beginning of the specified period, and such valuation method must be used consistently for grants of Awards under the same and substantially similar programs.

(b) If the Common Stock is readily tradable on an Established Securities Market but closing prices are not reported, Fair Market Value may be determined based upon the average of the highest bid and lowest asked prices of the Common Stock reported on the trading day before the Date of Grant of an Award or on the Date of Grant; or may be based upon an average of the highest bid and lowest asked prices during a specified period that is within 30 days before or 30 days after the Date of Grant of the Award, provided that the commitment to grant an Award based on such valuation method must be irrevocable before the beginning of the specified period, and such valuation method must be used consistently for grants of Awards under the same and substantially similar programs.

(c) If the Common Stock is not readily tradable on an Established Securities Market, the Administrator shall determine the Fair Market Value through the reasonable application of a reasonable valuation method based on the facts and circumstances as of the valuation date, including, at the election of the Administrator, by an independent appraisal that meets the requirements of Code Section 401(a)(28)(C) and the regulations promulgated thereunder as of a date that is no more than 12 months before the relevant transaction to which the valuation is applied (for example, an Option's Date of Grant) and such determination will be conclusive and binding on all persons.

2.26 "***Free Standing SAR***" has the meaning set forth in Section 7.3(a).

2.27 "***Incentive Stock Option***" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

2.28 "***Incumbent Directors***" means individuals who, on the Effective Date, constitute the Board, provided that any individual becoming a Director subsequent to the Effective Date whose election or nomination for election to the Board was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) will be an Incumbent Director. No individual initially elected or nominated as a Director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board will be an Incumbent Director.

2.29 "***Insider***" means an individual subject to Section 16 of the Exchange Act and includes an Officer, a Director, or any other person who is directly or indirectly the Beneficial Owner of more than 10% of any class of any equity security of the Company (other than an exempted security) that is registered pursuant to Section 12 of the Exchange Act.

2.30 "***Market Stand-Off***" has the meaning set forth in Section 14.

2.31 "***Misconduct***" means, (a) with respect to any Participant who is a party to an employment or service agreement or employment policy manual with the Company or any Affiliate and such agreement or policy manual provides for a definition of misconduct, cause, or other similar conduct or act, as defined therein; and (b) with respect to all other Participants, (i) the commission of any act of fraud, embezzlement, breach of fiduciary duty, or dishonesty; (ii) any unauthorized use or disclosure of confidential information or trade secrets of the Company (or any Affiliate); or (iii) any other intentional improper conduct adversely affecting the business or affairs of the Company (or any Affiliate) in a material manner. The Administrator, in its absolute discretion, shall determine the effect of all matters and questions relating to whether a Participant has been discharged for Misconduct.

2.32 "***Non-Employee Director***" means a Director who is a "non-employee director" within the meaning of Rule 16b-3.

2.33 "***Non-statutory Stock Option***" means an Option not intended to qualify as an Incentive Stock Option.

2.34 "***Officer***" means (a) before the first date upon which any security of the Company is registered under Section 12 of the Exchange Act, any person designated by the Company as an officer; and (b) on and after the first date upon which any security of the Company is registered under Section 12 of the Exchange Act, a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.35 "***Option***" means an Incentive Stock Option or a Non-statutory Stock Option granted pursuant to the Plan.

2.36 "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan and need not be identical.

2.37 "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

2.38 "***Outside Director***" means a Director who is an "outside director" within the meaning of Section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(3).

2.39 "***Participant***" means a person to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

2.40 "***Performance Award***" means an Award granted pursuant to Section 7.2.

2.41 "***Permitted Transferee***" means (a) any spouse, parents, siblings (by blood, marriage or adoption) or lineal descendants (by blood, marriage or adoption) of a Participant; (b) any trust or other similar entity for the benefit of a Participant or the Participant's spouse, parents, siblings or lineal descendants; provided, however, that any transfer made by a Participant to a Permitted Transferee may only be made if the Permitted Transferee, prior to the time of transfer of stock, agrees in writing to be bound by the terms of the Plan and provides written notice to the Company of such transfer.

2.42 "***Person***" means an individual, partnership, limited liability company, corporation, association, joint stock company, trust, joint venture, labor organization, unincorporated organization, governmental entity or political subdivision thereof, or any other entity, and includes a syndicate or group as such terms are used in Section 13(d)(3) or 14(d)(2) of the Exchange Act.

2.43 "***Plan***" means this True Religion Apparel, Inc. 2009 Equity Incentive Plan.

2.44 "***Prior Plan***" means the Company's 2005 Stock Incentive Plan.

2.45 "***Prohibited Personal Loan***" means any direct or indirect extension of credit or arrangement of an extension of credit to a Director or executive officer (or equivalent thereof) by the Company or an Affiliate that is prohibited by Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act).

2.46 "***Restricted Award***" means any Award granted pursuant to Section 7.1, including Restricted Stock and Restricted Stock Units.

2.47 "***Restricted Period***" has the meaning set forth in Section 7.1.

2.48 "***Restricted Stock***" has the meaning set forth in Section 7.1.

2.49 "***Restricted Stock Unit***" means a hypothetical Common Stock unit having a value equal to the Fair Market Value of an identical number of shares of Common Stock as determined in Section 7.1.

2.50 "***Right of Repurchase***" means the Company's option to repurchase unvested Common Stock acquired under the Plan upon the Participant's termination of Continuous Service pursuant to Section 10.5.

2.51 "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

2.52 "***Rule 701***" means Rule 701 promulgated under the Securities Act.

2.53 "***Securities Act***" means the Securities Act of 1933, as amended.

2.54 "***Stock Appreciation Right***" or "***SAR***" means the right pursuant to an Award granted under Section 7.3 to receive an amount equal to the excess, if any, of (A) the Fair Market Value, as of the date such Stock Appreciation Right or portion thereof is surrendered, of the shares of Common Stock covered by such right or such portion thereof, over (B) the aggregate Strike Price of such right or such portion thereof.

2.55 "***Stock for Stock Exchange***" has the meaning set forth in Section 6.3.

2.56 "***Strike Price***" means the threshold value per share of Common Stock, the excess over which will be payable upon exercise of a Stock Appreciation Right, as determined by the Administrator pursuant to Section 7.3(d) and set forth in the Award Agreement for a Stock Appreciation Right.

2.57 "***Surviving Entity***" means the Company if immediately following any merger, consolidation or similar transaction, the holders of outstanding voting securities of the Company immediately prior to the merger or consolidation own equity securities possessing more than 50% of the voting power of the entity existing following the merger, consolidation or similar transaction. In all other cases, the other entity to the transaction and not the Company will be the Surviving Entity. In making the determination of ownership by the stockholders of an entity immediately after the merger, consolidation or similar transaction, equity securities that the stockholders owned immediately before the merger, consolidation or similar transaction as stockholders of another party to the transaction will be disregarded. Further, outstanding voting securities of an entity will be calculated by assuming the conversion of all equity securities convertible (immediately or at some future time whether or not contingent on the satisfaction of performance goals) into shares entitled to vote.

2.58 "*Tandem SAR*" has the meaning set forth in Section 7.3(a).

2.59 "*Ten Percent Stockholder*" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3. Administration.

3.1 **Administration by Board.** The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 3.5.

3.2 **Powers of Administrator.** The Administrator will have the power and authority to select and grant to Participants, Awards pursuant to the terms of the Plan.

3.3 **Specific Powers.** In particular, the Administrator will have the authority (a) to construe and interpret the Plan and apply its provisions; (b) to promulgate, amend, and rescind rules and regulations relating to the administration of the Plan; (c) to authorize any person to execute, on behalf of the Company, any instrument required to carry out the purposes of the Plan; (d) to delegate its authority to one or more Officers of the Company with respect to Awards that do not involve Covered Employees or Insiders, provided such delegation is pursuant to a resolution that specifies the total number of shares of Common Stock that may be subject to Awards by such Officer and such Officer may not make an Award to himself or herself; (e) to determine when Awards are to be granted under the Plan; (f) from time to time to select, subject to the limitations set forth in the Plan, those Participants to whom Awards will be granted; (g) to determine the number of shares of Common Stock to be made subject to each Award; (h) to determine whether each Option is to be an Incentive Stock Option or a Non-statutory Stock Option; (i) to prescribe the terms and conditions of each Award, including, without limitation, the Strike Price or Exercise Price and medium of payment, vesting provisions and Right of Repurchase provisions, and to specify the provisions of the Award Agreement relating to such grant or sale; (j) subject to the restrictions applicable under Section 12.5, to amend any outstanding Awards, including for the purpose of modifying the time or manner of vesting, the purchase price, Exercise Price or Strike Price, or the term of any outstanding Award; provided, however, that if any such amendment impairs a Participant's rights or increases a Participant's obligations under his or her Award, such amendment will also be subject to the Participant's consent (for the avoidance of doubt, a cancellation of an Award where the Participant receives a payment equal in value to the Fair Market Value of the vested Award or, in the case of vested Options, the difference between the Fair Market Value of the Common Stock subject to an Option and the Exercise Price, will not constitute an impairment of the Participant's rights that requires consent); (k) to determine the duration and purpose of leaves of absences that may be granted to a Participant without constituting termination of their Continuous Service for purposes of the Plan, which periods will be no shorter than the periods generally applicable to Employees under the Company's employment policies or as required under applicable law; (l) to make decisions with respect to outstanding Awards that may become necessary upon a Change in Control or an event that triggers capital adjustments; and (m) to exercise discretion to make any and all other determinations that it may determine to be necessary or advisable for administration of the Plan.

3.4 **Decisions Final.** All decisions made by the Administrator pursuant to the provisions of the Plan will be final and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.5 **The Committee.**

(a) **General.** The Board may delegate administration of the Plan to a Committee or Committees of one or more members of the Board, and the term "Committee" will apply to any person or persons to whom such authority has been delegated. If administration is delegated to a

Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in the Plan to the Board or the Administrator will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. The members of the Committee will be appointed by and serve at the pleasure of the Board. From time to time, the Board may increase or decrease the size of the Committee, add additional members to, remove members (with or without cause) from, appoint new members in substitution therefor, and fill vacancies, however caused, in the Committee. The Committee shall act pursuant to a vote of the majority of its members or, in the case of a Committee comprised of only two members, the unanimous consent of its members, whether present or not, or by the written consent of the majority of its members and shall keep minutes of all of its meetings. Subject to the limitations prescribed by the Plan and the Board, the Committee shall establish and follow such rules and regulations for the conduct of its business as it may determine to be advisable.

3.6 **Committee Composition when Common Stock is Registered.** At such time as the Common Stock is required to be registered under Section 12 of the Exchange Act, in the discretion of the Board, a Committee may consist solely of two or more Non-Employee Directors who are also Outside Directors. The Board will have discretion to determine whether or not it intends to comply with the exemption requirements of Rule 16b-3, Code Section 162(m), or both. If, however, the Board intends to satisfy such exemption requirements, with respect to Awards to any Covered Employee and with respect to any Insider, the Committee shall at all times consists solely of two or more Non-Employee Directors who are also Outside Directors. Within the scope of such authority, the Board or the Committee may (i) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Awards to eligible persons who are either (A) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award or (B) not persons with respect to whom the Company wishes to comply with Code Section 162(m) or (ii) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Awards to eligible persons who are not then Insiders. Nothing herein is intended to create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a committee of the Board that does not at all times consist solely of two or more Non-Employee Directors who are also Outside Directors.

3.7 **Indemnification.** In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by applicable law, the Company shall indemnify the Administrator against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the Administrator may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the Administrator in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the Administrator in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it is adjudged in such action, suit or proceeding that such Administrator did not act in good faith and in a manner that such person reasonably believed to be in the best interests of the Company, and in the case of a criminal proceeding, had no reason to believe that the conduct complained of was lawful; provided, however, that within 60 days after institution of any such action, suit or proceeding, such Administrator or Committee member shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

PROXY STATEMENT

4. **Shares Subject to the Plan.**

4.1 **Share Reserve.** Subject to the provisions of Section 11.1 relating to adjustments upon changes in Common Stock, the shares that may be issued pursuant to Awards will consist of the Company's authorized but unissued Common Stock, and the maximum aggregate amount of such Common Stock that may be issued upon exercise of all Awards under the Plan will not exceed 6,963,045 shares of Common Stock, all of which may be used for Incentive Stock Options or any other Awards. Such limitation consists of the sum of (a) 613,761 shares of Common Stock available for issuance under the Prior Plan as of the date of the stockholders' approval of the Plan; (b) up to 1,349,284 shares of Common Stock that are issuable upon exercise of awards pursuant to the Prior Plan or that were otherwise awarded under the Prior Plan, that on or after the date of the stockholders' approval of the Plan are forfeited, cancelled, expired unexercised, or settled in cash; and (c) an additional 5,000,000 shares of Common Stock to be approved by the Company's stockholders. Upon the date of the stockholders' approval of the Plan, no awards may be granted under the Prior Plan.

4.2 **Reversion of Shares to the Share Reserve.** If any Award for any reason expires or otherwise terminates, in whole or in part, the shares of Common Stock not acquired under such Award will revert to and again become available for issuance under the Plan. If the Company reacquires shares of Common Stock issued under the Plan pursuant to the terms of any forfeiture provision, including the Right of Repurchase of unvested Common Stock under Section 10.5, such shares will again be available for purposes of the Plan. Each share of Common Stock subject to any Award granted hereunder will be counted against the share reserve set forth in Section 4.1 on the basis of one share for every share subject thereto. Notwithstanding anything herein to the contrary, shares of Common Stock used to pay the required Exercise Price or tax obligations, or shares not issued in connection with settlement of an Option or SAR or that are used or withheld to satisfy tax obligations of the Participant will not be available again for other Awards under the Plan. Awards or portions thereof that are settled in cash and not in shares of Common Stock will not be counted against the foregoing maximum share limitations. On and after the date of the stockholders' approval of the Plan, any shares of Common Stock that are forfeited or cancelled, expire unexercised, or settled in cash under the Prior Plan will be available, subject to the limitations set forth in this Section 4.2, for issuance under the Plan.

4.3 **Source of Shares.** The shares of Common Stock subject to the Plan may be authorized but unissued Common Stock or reacquired Common Stock bought on the market, pursuant to any forfeiture provision or Right of Repurchase, or otherwise.

5. **Eligibility.**

5.1 **Eligibility for Specific Awards.** Incentive Stock Options may be granted only to Employees. Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

5.2 **Ten Percent Stockholders.** A Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the Exercise Price of such Option is at least 110% of the Fair Market Value of the Common Stock at the Date of Grant and the Option is not exercisable after the expiration of five years from the Date of Grant.

5.3 **Section 162(m) Limitation.** Subject to the provisions of Section 11.1 relating to adjustments upon changes in the shares of Common Stock, no Employee will be eligible to be granted Awards covering more than 500,000 shares in the aggregate during any calendar year.

5.4 **Directors.** Each Director of the Company will be eligible to receive discretionary grants of Awards under the Plan. If the Board or the Compensation Committee of the Board separately has adopted or in the future adopts a compensation policy covering some or all Directors that provides for a predetermined formula grant that specifies the type of Award, the timing of the Date of Grant and the number of shares to be awarded under the terms of the Plan, such formula grant will be incorporated by reference and will be administered as if such terms were provided under the terms of the Plan without any requirement that the Administrator separately take action to determine the terms of such Awards.

6. Option Provisions.

Each Option will be in such form and will contain such terms and conditions as the Administrator deems appropriate. All Options will be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. Notwithstanding the foregoing, the Company will have no liability to any Participant or any other person if an Option designated as an Incentive Stock Option fails to qualify as such at any time. The provisions of separate Options need not be identical, but each Option will include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

6.1 **Term.** Subject to the provisions of Section 5.2 regarding Ten Percent Stockholders, no Option will be exercisable after the expiration of 10 years from the Date of Grant.

6.2 **Exercise Price.** The exercise price per share of Common Stock for each Option (the "***Exercise Price***") will not be less than 100% of the Fair Market Value of such share on the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, the Exercise Price will be no less than 110% of the Fair Market Value per share on the Date of Grant. Notwithstanding the foregoing, an Option granted pursuant to an assumption or substitution for another stock option in a manner satisfying the provisions of Section 424(a) of the Code, as if the Option was a statutory stock option, may be granted with an Exercise Price lower than the Fair Market Value per share on the Date of Grant.

6.3 **Consideration.** The Optionholder shall pay the Exercise Price of Common Stock acquired pursuant to an Option, to the extent permitted by applicable statutes and regulations, either (a) in cash or by certified or bank check at the time the Option is exercised, or (b) in the Administrator's discretion and upon such terms as the Administrator approves: (i) by delivery to the Company of other Common Stock, duly endorsed for transfer to the Company, with a Fair Market Value on the date of delivery equal to the Exercise Price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Participant identifies for delivery specific shares of Common Stock held by the Participant that have a Fair Market Value on the date of attestation equal to the Exercise Price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a "***Stock for Stock Exchange***"); (ii) during any period for which the Common Stock is readily tradable on an Established Securities Market by a copy of instructions to a broker directing such broker to sell the Common Stock for which such Option is exercised, and to remit to the Company the aggregate Exercise Price of such Options (a "***Cashless Exercise***"); (iii) in any other form of legal consideration that may be acceptable to the Administrator, including without limitation with a full-recourse promissory note; provided, however, if applicable law requires, the Optionholder shall pay the par value (if any) of Common Stock, if newly issued, in cash or cash equivalents. The interest rate payable under the terms of the promissory note may not be less than the minimum rate (if any) required to avoid the imputation of additional interest under the Code. Subject to the foregoing, the Administrator (in its sole discretion) shall specify the term, interest rate, amortization requirements (if any) and other provisions of such note. Unless the Administrator determines otherwise, the holder shall pledge to the Company shares of Common Stock having a Fair Market Value at least equal to the principal amount of any such loan as security for payment of the unpaid balance of the loan and such pledge must be evidenced by a pledge agreement, the terms of which the Administrator shall determine, in its discretion; provided, however, that each loan must comply with all applicable laws, regulations and rules of the Board of Governors of the Federal Reserve System and any other governmental agency having jurisdiction. Unless the Administrator determines otherwise, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Company of other shares of Common Stock acquired, directly or indirectly from the Company, will be paid only by shares of Common Stock that have been held for more than six months (or such longer or shorter period as may be required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Company has any class of its securities listed on a national securities exchange in the United States, has securities registered under Section 12 of the Exchange Act, is required to file reports under Section 13(a) or 15(d) of the Exchange Act, or has a registration statement pending under the Securities Act, an exercise with a promissory note or other transaction by an Optionholder that involves or may involve a Prohibited Personal Loan is prohibited with respect to any Option under the Plan. Unless otherwise provided in the terms of an Option Agreement, payment of the Exercise Price by a Participant who is an Officer, Director, or other Insider in the form of a Stock for Stock Exchange is subject to pre-approval by the Administrator, in its sole discretion. The Administrator shall document any such pre-approval in a manner that complies with the specificity requirements of Rule 16b-3, including the name of the Participant involved in the transaction, the nature of the transaction, the number of shares to be acquired or disposed of by the Participant and the material terms of the Options involved in the transaction.

6.4 **Transferability of an Incentive Stock Option.** An Incentive Stock Option will not be transferable except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, will thereafter be entitled to exercise the Option.

6.5 **Transferability of a Non-statutory Stock Option.** A Non-statutory Stock Option may, in the sole discretion of the Administrator, be transferable to a Permitted Transferee upon written approval by the Administrator to the extent provided in the Option Agreement. A Permitted Transferee includes: (a) a transfer by gift or domestic relations order to a member of the Optionholder's immediate family (child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships), any person sharing the Optionholder's household (other than a tenant or employee), a trust in which these persons (or the Optionholder) have more than 50% of the beneficial interest, a foundation in which these persons (or the Optionholder) control the management of assets, and any other entity in which these persons (or the Optionholder) own more than 50% of the voting interests; (b) third parties designated by the Administrator in connection with a program established and approved by the Administrator pursuant to which Participants may receive a cash payment or other consideration in consideration for the transfer of such Non-statutory Stock Option; and (c) such other transferees as may be permitted by the Administrator in its sole discretion. If the Non-statutory Stock Option does not provide for transferability, then the Non-statutory Stock Option will not be transferable except by will or by the laws of descent and distribution and will be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, will thereafter be entitled to exercise the Option.

6.6 **Vesting Generally.** The Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Administrator may deem appropriate. The vesting provisions of individual Options may vary. The Administrator may, but will not be required to, provide that no Option may be exercised for a fraction of a share of Common Stock. The Administrator may, but will not be required to, provide for an acceleration of vesting and exercisability in the terms of any Option Agreement upon the occurrence of a specified event. Unless otherwise specified in the terms of any Option Agreement, each Option granted pursuant to the terms of the Plan will become exercisable at a rate of 25% per year over the four-year period commencing on the Date of Grant of the Option.

6.7 **Termination of Continuous Service.** Unless otherwise provided in an Option Agreement or in an employment agreement the terms of which have been approved by the Administrator, in the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability or termination by the Company for Misconduct), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period ending on the earlier of (a) the date three months following the termination of the Optionholder's Continuous Service, or (b) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option will terminate. Unless otherwise provided in an Option Agreement or in an employment agreement the terms of which have been approved by the Administrator, or as otherwise provided in Sections 6.8, 6.9, and 6.10 of the Plan, outstanding Options that are not exercisable at the time an Optionholder's Continuous Service terminates for any reason other than for Misconduct (including an Optionholder's death or Disability) will be forfeited and expire at the close of business on the date of such termination. If the Optionholder's Continuous Service terminates for Misconduct, all outstanding Options (whether or not vested) will be forfeited and expire as of the beginning of business on the date of such termination for Misconduct.

6.8 **Extension of Termination Date.** An Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder's Continuous Service for any reason (other than upon the Optionholder's death or Disability or termination by the Company for Misconduct) would violate any applicable federal, state or local law, the Option will terminate on the earlier of (a) the expiration of the term of the Option in accordance with Section 6.1, or (b) the date that is thirty days after the exercise of the Option would no longer violate any applicable federal, state or local law.

6.9 **Disability of Optionholder.** Unless otherwise provided in an Option Agreement or in an employment or service agreement the terms of which have been approved by the Administrator, in the event that an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination), but only within such period ending on the earlier of (a) the date 12 months following such termination or (b) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option will terminate.

6.10 **Death of Optionholder.** Unless otherwise provided in an Option Agreement or in an employment or service agreement the terms of which have been approved by the Administrator, in the event an Optionholder's Continuous Service terminates as a result of the Optionholder's death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise such Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (a) the date 12 months following the date of death or (b) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option will terminate.

6.11 **Incentive Stock Option $100,000 Limitation.** To the extent that the aggregate Fair Market Value of Common Stock on the Date of Grant with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and its Affiliates) exceeds $100,000, the Options or portions thereof which exceed such limit (according to the order in which they were granted) will be treated as Non-statutory Stock Options.

6.12 **Early Exercise.** The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder's Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option. In such case, the shares of Common Stock acquired on exercise will be subject to the vesting schedule that otherwise would apply to determine the exercisability of the Option. Any unvested shares of Common Stock so purchased may be subject to any other restriction the Administrator determines to be appropriate.

6.13 **Transfer, Approved Leave of Absence.** For purposes of Incentive Stock Options, no termination of employment by an Employee will be deemed to result from either (a) a transfer to the employment of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or (b) an approved leave of absence for military service or sickness, or for any other purpose approved by the Company, if the period of such leave does not exceed three months or, if longer, the Employee's right to re-employment is guaranteed either by a statute or by contract.

6.14 **Disqualifying Dispositions.** Any Participant who makes a "disposition" (as defined in Section 424 of the Code) of all or any portion of shares of Common Stock acquired upon exercise of an Incentive Stock Option within two years from the Date of Grant of such Incentive Stock Option or within one year after the issuance of the shares of Common Stock acquired upon exercise of such Incentive Stock Option will be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such shares of Common Stock.

7. Provisions of Awards Other Than Options.

7.1 **Restricted Awards.** A Restricted Award is an Award of actual shares of Common Stock ("***Restricted Stock***") or hypothetical Common Stock units ("***Restricted Stock Units***") having a value equal to the Fair Market Value of an identical number of shares of Common Stock, which may, but need not, provide that such Restricted Award may not be sold, assigned, transferred or otherwise disposed of, pledged or hypothecated as collateral for a loan or as security for the performance of any obligation or for any other purpose for such period (the "***Restricted Period***") as the Administrator shall determine. Each Restricted Award will be in such form and will contain such terms, conditions and Restricted Periods as the Administrator deems appropriate, including the treatment of dividends or dividend equivalents, as the case may be. The terms and conditions of the Restricted Award may change from time to time, and the terms and conditions of separate Restricted Awards need not be identical, but each Restricted Award will include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(a) **Purchase Price**. The purchase price of Restricted Awards, if any, will be determined by the Administrator, and may be stated as cash, property, or prior or future services.

(b) **Consideration**. The Participant shall pay the consideration for Common Stock acquired pursuant to the Restricted Award either: (i) in cash at the time of purchase; or (ii) in any other form of legal consideration that may be acceptable to the Administrator in its discretion including, without limitation, a recourse promissory note, property or a Stock for Stock Exchange, or prior or future services that the Administrator determines have a value at least equal to the Fair Market Value of such Common Stock. Notwithstanding the foregoing, during any period for which the Company has any class of its securities listed on a national securities exchange in the United States, has securities registered under Section 12 of the Exchange Act, is required to file reports under Section 13(a) or 15(d) of the Exchange Act, or has a registration statement pending under the Securities Act, payment with a promissory note or other transaction by a Participant that involves or may involve a Prohibited Personal Loan is prohibited with respect to any Restricted Award under the Plan.

(c) **Vesting**. The Restricted Award, and any shares of Common Stock acquired under the Restricted Award, may, but need not, be subject to a Restricted Period that specifies a Right of Repurchase in favor of the Company, or forfeiture where the consideration was in the form of services, in accordance with a vesting schedule to be determined by the Administrator. The Administrator in its discretion may provide for an acceleration of vesting in the terms of any Restricted Award, at any time, including in the event a Change in Control occurs. The Administrator in its discretion may grant a Restricted Award that is, in whole or in part, vested upon grant and not subject to a Restricted Period. Unless otherwise specified in the terms of any Award Agreement, each Restricted Award granted pursuant to the terms of the Plan will become exercisable at a rate of 25% per year over the four-year period commencing on the Date of Grant of the Restricted Award.

(d) **Termination of Participant's Continuous Service**. Unless otherwise provided in a Restricted Award or in an employment agreement the terms of which have been approved by the Administrator, in the event a Participant's Continuous Service terminates for any reason, the Company may exercise its Right of Repurchase or otherwise reacquire, or the Participant shall forfeit the unvested portion of a Restricted Award acquired in consideration of services, and any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination under the terms of the Restricted Award will be forfeited and the Participant will have no rights with respect to the Award.

(e) **Transferability**. Rights to acquire shares of Common Stock under the Restricted Award will be transferable by the Participant only upon such terms and conditions as are set forth in the Award Agreement, as the Administrator shall determine in its discretion, so long as Common Stock awarded under the Restricted Award remains subject to the terms of the Award Agreement.

(f) **Concurrent Tax Payment**. The Administrator, in its sole discretion, may (but will not be required to) provide for payment of a concurrent cash award in an amount equal, in whole or in part, to the estimated after-tax amount required to satisfy applicable federal, state or local tax withholding obligations arising from the receipt and deemed vesting of Restricted Stock for which an election under Code Section 83(b) may be required.

(g) **Lapse of Restrictions**. Upon the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Administrator (including, without limitation, the Participant's satisfaction of applicable tax withholding obligations attributable to the Award), the restrictions applicable to the Restricted Award will lapse and a stock certificate for the number of shares of Common Stock with respect to which the restrictions have lapsed will be delivered, free of any restrictions except those that may be imposed by law, the terms of the Plan or the terms of a Restricted Award, to the Participant or the Participant's beneficiary or estate, as the case may be, unless such Restricted Award is subject to a deferral condition that complies with Section 409A of the Code and the regulations thereunder as may be allowed or required by the Administrator in its sole discretion. The Company will not be required to deliver any fractional share of Common Stock but shall pay, in lieu thereof, the Fair Market Value of such fractional share in cash to the Participant or the Participant's beneficiary or estate, as the case may be. With respect only to Restricted Stock Units, unless otherwise subject to a deferral condition that complies with Section 409A of the Code, the Common Stock certificate will be issued and delivered and the Participant will be entitled to the beneficial ownership rights of such Common Stock not later than (i) the later of (A) the date that is 2½ months after the end of the

Participant's taxable year for which the Restricted Period ends and the Restricted Stock Unit is no longer subject to a substantial risk of forfeiture, or (B) the date that is 2½ months after the end of the Company's taxable year for which the Restricted Period ends and the Restricted Stock Unit is no longer subject to a substantial risk of forfeiture; or (ii) such earlier date as may be necessary to avoid application of Section 409A of the Code to such Award.

7.2 **Performance Awards.**

(a) **Nature of Performance Awards.** A Performance Award is an Award entitling the recipient to vest in or acquire shares of Common Stock or hypothetical Common Stock units having a value equal to the Fair Market Value of an identical number of shares of Common Stock that will be settled in the form of shares of Common Stock upon the attainment of specified performance goals. The Administrator may make Performance Awards independent of or in connection with the granting of any other Award under the Plan. Performance Awards may be granted under the Plan to any Participant, including those who qualify for awards under other performance plans of the Company. The Administrator in its sole discretion shall determine whether and to whom Performance Awards will be made, the performance goals applicable under each Award, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded shares; provided, however, that the Administrator may rely on the performance goals and other standards applicable to other performance plans of the Company in setting the standards for Performance Awards under the Plan.

(b) **Performance Goals.** Performance goals will be based on a pre-established objective formula or standard that specifies the manner of determining the number of shares of Common Stock under the Performance Award that will be granted or will vest if the performance goal is attained. The Administrator shall determine the performance goals before the time that 25% of the service period has elapsed, but not later than 90 days after the commencement of the service period to which the performance goal relates. Performance goals may be based on one or more business criteria that apply to a Participant, a business unit or the Company and its Affiliates. Such business criteria include the following: revenue; sales; earnings before all or any of interest expense, taxes, depreciation and/or amortization ("***EBIT***," "***EBITA***," or "***EBITDA***"); operating income; operating income per share; pre-tax or after-tax income; net cash provided by operating activities; cash available for distribution; cash available for distribution per share; working capital and components thereof; sales (net or gross) measured by product line, territory, customer or customers, or other category; return on equity or average stockholders' equity; return on assets; return on capital; enterprise value or economic value added; share price performance; improvements in the Company's attainment of expense levels; implementing or completion of critical projects; improvement in cash-flow (before or after tax) ; net earnings; earnings per share; earnings from continuing operations; net worth; credit rating; levels of expense, cost or liability by category, operating unit or any other delineation; or any increase or decrease of one or more of the foregoing over a specified period; or the occurrence of a Change in Control. A performance goal may be measured over a performance period on a periodic, annual, cumulative or average basis and may be established on a corporate-wide basis or established with respect to one or more operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships or joint ventures. More than one performance goal may be incorporated in a performance objective, in which case achievement with respect to each performance goal may be assessed individually or in combination with each other. The Administrator may, in connection with the establishment of performance goals for a performance period, establish a matrix setting forth the relationship between performance on two or more performance goals and the amount of the Performance Award payable for that performance period. The level or levels of performance specified with respect to a performance goal may be established in absolute terms, as objectives relative to performance in prior periods, as an objective compared to the performance of one or more comparable companies or an index covering multiple companies, or otherwise as the Administrator may determine. Performance goals will be objective and, if the Company is required to be registered under Section 12 of the Exchange Act, will otherwise meet the requirements of Section 162(m) of the Code. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants. A Performance Award to a Participant who is a Covered Employee will (unless the Administrator determines otherwise) provide that in the event of the Participant's termination of Continuous Service prior to the end of the performance period for any reason, such Award will be payable only (i) if the applicable performance objectives are achieved and (ii) to the extent, if any, the Administrator shall determine. Such objective performance goals are not required to be based on increases in a specific business criterion, but may be based on maintaining the status quo or limiting economic losses. With respect to Participants who are not Covered Employees, performance goals may also include such objective or subjective performance goals as the Administrator may, from time to time, establish.

(c) **Restrictions on Transfer**. Performance Awards and all rights with respect to such Performance Awards may not be sold, assigned, transferred, pledged or otherwise encumbered.

(d) **Satisfaction of Performance Goals**. A Participant will be entitled to receive a stock certificate evidencing the acquisition of shares of Common Stock under a Performance Award only upon satisfaction of all conditions specified in the written instrument evidencing the Performance Award (or in a performance plan adopted by the Administrator), including, without limitation, the Participant's satisfaction of applicable tax withholding obligations attributable to the Award. With respect only to a Performance Award that is denominated in hypothetical Common Stock units, the Common Stock certificate will be issued and delivered and the Participant will be entitled to the beneficial ownership rights of such Common Stock not later than (i) the later of (A) the date that is 2½ months after the end of the Participant's taxable year for which the Administrator certifies that the Performance Award conditions have been satisfied and the Performance Award is no longer subject to a substantial risk of forfeiture, or (B) the date that is 2½ months after the end of the Company's taxable year for which the Administrator certifies that the Performance Award conditions have been satisfied and the Performance Award is no longer subject to a substantial risk of forfeiture; or (ii) such other date as may be necessary to avoid application of Section 409A of the Code to such Award.

(e) **Termination**. Except as may otherwise be provided by the Administrator at any time, a Participant's rights in all Performance Awards will automatically terminate upon the Participant's termination of employment (or business relationship) with the Company and its Affiliates for any reason.

(f) **Acceleration, Waiver, Etc**. Before the first date on which any class of the Company's common equity securities is required to be registered under Section 12 of the Exchange Act or after such date with respect to Participants who are not Covered Employees, at any time before the Participant's termination of Continuous Service by the Company and its Affiliates, the Administrator may in its sole discretion accelerate, waive or, subject to Section 12 hereof, amend any or all of the goals, restrictions or conditions imposed under any Performance Award. The Administrator in its discretion may provide for an acceleration of vesting in the terms of any Performance Award at any time, including in the event a Change in Control occurs. Notwithstanding the foregoing, with respect to a Covered Employee, after the first date on which any class of the Company's common equity securities is required to be registered under Section 12 of the Exchange Act, no amendment or waiver of the performance goal will be permitted, and no acceleration of payment (other than in the form of Common Stock) will be permitted unless the performance goal has been attained and the Award is discounted to reasonably reflect the time value of money attributable to such acceleration.

(g) **Certification.** Following the completion of each performance period, the Administrator shall certify in writing, in accordance with the requirements of Section 162(m) of the Code, whether the performance objectives and other material terms of a Performance Award have been achieved or met. Unless the Administrator determines otherwise, Performance Awards will not be settled until the Administrator has made the certification specified under this Section 7.2(f).

7.3 **Stock Appreciation Rights.**

(a) **General.** Stock Appreciation Rights may be granted either alone ("***Free Standing SARs***") or, provided the requirements of Section 7.3(b) are satisfied, in tandem with all or part of any Option granted under the Plan ("***Tandem SARs***"). In the case of a Non-statutory Stock Option, Tandem SARs may be granted either at or after the time of the grant of such Option. In the case of an Incentive Stock Option, Tandem SARs may be granted only at the time of the grant of the Incentive Stock Option.

(b) **Grant Requirements.** A Stock Appreciation Right may only be granted if it does not provide for the deferral of compensation within the meaning of Section 409A of the Code. A Stock Appreciation Right does not provide for a deferral of compensation if: (i) the Strike Price may never be less than the Fair Market Value per share of Common Stock on the Date of Grant, (ii) the compensation payable under the Stock Appreciation Right can never be greater than the difference between the Strike Price and the Fair Market Value per share of Common Stock on the date the Stock Appreciation Right is exercised, (iii) the number of shares of Common Stock subject to the Stock Appreciation Right is fixed on the Date of Grant of the Stock Appreciation Right, and (iv) the Stock Appreciation Right does not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the right.

(c) **Exercise and Payment.** Upon delivery to the Administrator of a written request to exercise a Stock Appreciation Right, the holder of such Stock Appreciation Right will be entitled to receive from the Company, an amount equal to the product of (i) the excess of the Fair Market Value, on the date of exercise, of one share of Common Stock over the Strike Price per share specified in such Stock Appreciation Right or its related Option; multiplied by (ii) the number of shares for which such Stock Appreciation Right is exercised. Payment with respect to the exercise of a Stock Appreciation Right will be paid on the date of exercise and made in shares of Common Stock valued at Fair Market Value on the date of exercise. Payment may be made in the form of shares of Common Stock (with or without restrictions as to substantial risk of forfeiture and transferability, as determined by the Administrator in its sole discretion), cash, or a combination thereof, as determined by the Administrator in its sole discretion.

(d) **Strike Price.** The Administrator shall determine the Strike Price of a Free Standing SAR, which may not be less than 100% of the Fair Market Value per share of Common Stock on the Date of Grant of such Stock Appreciation Right. The Strike Price of a Tandem SAR granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto will be the Exercise Price of the related Option. A Tandem SAR will be transferable only upon the same terms and conditions as the related Option, and will be exercisable only to the same extent as the related Option; provided, however, that a Tandem SAR, by its terms, will be exercisable only when the Fair Market Value per share of Common Stock subject to the Tandem SAR and related Option exceeds the Strike Price per share thereof.

(e) **Reduction in the Underlying Option Shares.** Upon any exercise of a Stock Appreciation Right, the number of shares of Common Stock for which any related Option will be exercisable will be reduced by the number of shares for which the Stock Appreciation Right has been exercised. The number of shares of Common Stock for which a Tandem SAR is exercisable will be reduced upon any exercise of any related Option by the number of shares of Common Stock for which such Option has been exercised.

(f) **Written Request**. Unless otherwise determined by the Administrator in its sole discretion, Stock Appreciation Rights will be settled in the form of Common Stock. If permitted in the Award Agreement, a Participant may request that any exercise of a Stock Appreciation Right be settled for cash, but a Participant will not have any right to demand a cash settlement. A request for a cash settlement may be made only by a written request filed with the Corporate Secretary of the Company during the period beginning on the third business day following the date of release for publication by the Company of quarterly or annual summary statements of earnings and ending on the twelfth business day following such date. Within 30 days of the receipt by the Company of a written request to receive cash in full or partial settlement of a Stock Appreciation Right or to exercise such Stock Appreciation Right for cash, the Administrator shall, in its sole discretion, either consent to or disapprove, in whole or in part, such written request. A written request to receive cash in full or partial settlement of a Stock Appreciation Right or to exercise a Stock Appreciation Right for cash may provide that, in the event the Administrator disapproves such written request, such written request will be deemed to be an exercise of such Stock Appreciation Right for shares of Common Stock.

(g) **Disapproval by Administrator**. If the Administrator disapproves in whole or in part any request by a Participant to receive cash in full or partial settlement of a Stock Appreciation Right or to exercise such Stock Appreciation Right for cash, such disapproval will not affect such Participant's right to exercise such Stock Appreciation Right at a later date, to the extent that such Stock Appreciation Right will be otherwise exercisable, or to request a cash form of payment at a later date, provided that a request to receive cash upon such later exercise will be subject to the approval of the Administrator. Additionally, such disapproval will not affect such Participant's right to exercise any related Option.

(h) **Restrictions on Transfer**. Stock Appreciation Rights and all rights with respect to such Awards may not be sold, assigned, transferred, pledged or otherwise encumbered.

8. Covenants of the Company.

8.1 **Availability of Shares.** During the terms of the Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Awards.

8.2 **Securities Law Compliance.** Each Award Agreement will provide that no shares of Common Stock may be purchased or sold thereunder unless and until any then applicable requirements of state, federal or applicable foreign laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel. The Company shall use reasonable efforts to seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Awards unless and until such authority is obtained.

9. Use of Proceeds from Stock.

Proceeds from the sale of Common Stock pursuant to Awards will constitute general funds of the Company.

10. Miscellaneous.

10.1 **Stockholder Rights.** Except as provided in Section 11.1 hereof or as otherwise provided in an Award Agreement, no Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to an Award unless and until the Participant has satisfied all requirements for exercise, payment, or delivery of the Award, as applicable, pursuant to its terms, and no adjustment will be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distributions of other rights for which the record date is prior to the date of issue of a Common Stock certificate.

10.2 **No Employment or Other Service Rights.** Nothing in the Plan or any instrument executed or Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or will affect the right of the Company or an Affiliate to terminate (a) the employment of an Employee with or without notice and for or without Misconduct, (b) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (c) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

10.3 **Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Award, (a) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (b) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (i) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Award has been registered under a then currently effective registration statement under the Securities Act, or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

10.4 **Withholding Obligations.** To the extent provided by the terms of an Award Agreement and subject to the discretion of the Administrator, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (a) tendering a cash payment; (b) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; (c) delivering to the Company previously owned and unencumbered shares of Common Stock or (d) by execution of a recourse promissory note by a Participant. Notwithstanding the foregoing, during any period for which the Company has any class of its securities listed on a national securities exchange in the United States, has securities registered under Section 12 of the Exchange Act, is required to file reports under Section 13(a) or 15(d) of the Exchange Act, or has a registration statement pending under the Securities Act, payment of the tax withholding with a promissory note or other transaction by a Participant that involves or may involve a Prohibited Personal Loan is prohibited with respect to any Award. Unless otherwise provided in the terms of an Option Agreement, payment of the tax withholding by a Participant who is an Officer, Director, or other Insider by delivering previously owned and unencumbered shares of Common Stock or in the form of share withholding is subject to pre-approval by the Administrator, in its sole discretion. The Administrator shall document any such pre-approval in a manner that complies with the specificity requirements of Rule 16b-3, including the name of the Participant involved in the transaction, the nature of the transaction, the number of shares to be acquired or disposed of by the Participant and the material terms of the Award involved in the transaction.

10.5 **Right of Repurchase.** Each Award Agreement may provide that, following a termination of the Participant's Continuous Service, the Company may repurchase the Participant's unvested Common Stock acquired under the Plan as provided in this Section (the "***Right of Repurchase***"). The Right of Repurchase for unvested Common Stock will be exercisable at a price equal to the lesser of the purchase price at which such Common Stock was acquired under the Plan or the Fair Market Value of such Common Stock (if an Award is granted solely in consideration of past services without payment of any additional consideration, the unvested Common Stock will be forfeited without any repurchase). The Award Agreement may specify the period following a termination of the Participant's Continuous Service during which the Right of Repurchase may be exercised.

10.6 **Acceleration of Exercisability and Vesting.** The Administrator has the power to accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Award stating the time at which it may first be exercised or the time during which it will vest.

11. Adjustments upon Changes in Stock.

11.1 **Capitalization Adjustments.** If any change is made in the Common Stock subject to the Plan, or subject to any Award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), then the Administrator shall proportionately adjust (a) the aggregate number of shares of Common Stock or class of shares that may be purchased pursuant to Awards granted hereunder; (b) the aggregate number of shares of Common Stock or class of shares that may be purchased pursuant to Incentive Stock Options granted hereunder; (c) the number and/or class of shares of Common Stock covered by outstanding Options and Awards; (d) the maximum number of shares of Common Stock with respect to which Options may be granted to any single Optionholder during any calendar year; and (e) the Exercise Price of any Option in effect prior to such change to reflect any increase or decrease in the number of issued shares of Common Stock or change in the Fair Market Value of such Common Stock resulting from such transaction; provided, however, that any fractional shares resulting from the adjustment may be eliminated by a cash payment. The Administrator shall make such adjustments in a manner that will provide an appropriate adjustment that neither increases nor decreases the value of such Award as in effect immediately prior to such corporate change, and its determination will be final, binding and conclusive. The conversion of any securities of the Company that are by their terms convertible will not be treated as a transaction "without receipt of consideration" by the Company.

11.2 **Dissolution or Liquidation.** In the event of a dissolution or liquidation of the Company, then, subject to Section 11.3, all outstanding Awards will terminate immediately prior to such event.

11.3 **Change in Control—Asset Sale, Merger, Consolidation or Reverse Merger.** In the event of a Change in Control, a dissolution or liquidation of the Company, an exchange of shares, or any corporate separation or division, including, but not limited to, a split-up, a split-off or a spin-off, or a sale, in one or a series of related transactions, of all or substantially all of the assets of the Company; a merger or consolidation in which the Company is not the Surviving Entity; or a reverse merger in which the Company is the Surviving Entity, but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then the Company, to the extent permitted by applicable law, but otherwise in the sole discretion of the Administrator may provide for: (a) the continuation of outstanding Awards by the Company (if the Company is the Surviving Entity); (b) the assumption of the Plan and such outstanding Awards by the Surviving Entity or its parent; (c) the substitution by the Surviving Entity or its parent of Awards with substantially the same terms (including an award to acquire the same consideration paid to the stockholders in the transaction described in this Section) for such outstanding Awards and, if appropriate, subject to the equitable adjustment provisions of Section 11.1 hereof; (d) the cancellation of such outstanding Awards in consideration for a payment (in the form of stock or cash) equal in value to the Fair Market Value of vested Awards, or in the case of an Option, the difference between the Fair Market Value and the Exercise Price for all shares of Common Stock subject to exercise (i.e., to the extent vested) under any outstanding Option; or (e) the cancellation of such outstanding Awards without payment of any consideration. If such Awards would be canceled without consideration for vested Awards, the Participant will have the right, exercisable during the later of the 10-day period ending on the fifth day prior to such merger or consolidation or 10 days after the Administrator provides the Award holder a notice of cancellation, to exercise such Awards in whole or in part without regard to any installment exercise provisions in the Option Agreement.

12. Amendment of the Plan and Awards.

12.1 **Amendment of Plan.** The Board at any time, and from time to time, may amend or terminate the Plan. However, except as provided in Section 11.1 relating to adjustments upon changes in Common Stock, no amendment will be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy any applicable law or any securities exchange listing requirements. At the time of such amendment, the Board shall determine, upon advice from counsel, whether such amendment will be contingent on stockholder approval.

12.2 **Stockholder Approval.** The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

12.3 **Contemplated Amendments.** It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options or to the nonqualified deferred compensation provisions of Section 409A of the Code and to bring the Plan and Awards granted hereunder into compliance therewith. Notwithstanding the foregoing, neither the Board nor the Company nor any Affiliate will have any liability to any Participant or any other Person as to (a) any tax consequences expected, but not realized, by a Participant or any other person due to the receipt, exercise, or settlement of any Award granted hereunder; or (b) the failure of any Award to comply with Section 409A of the Code.

12.4 **No Impairment of Rights.** No amendment of the Plan may impair rights under any Award granted before such amendment unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing. For the avoidance of doubt, a cancellation of an Award where the Participant receives a payment equal in value to the Fair Market Value of the vested Award or, in the case of vested Options, the difference between the Fair Market Value and the Exercise Price, is not an impairment of the Participant's rights that requires consent of the Participant.

12.5 **Amendment of Awards.** The Administrator at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the Administrator may not effect any amendment that would otherwise constitute an impairment of the rights under any Award unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing. For the avoidance of doubt, the cancellation of a vested Award where the Participant receives a payment equal in value to the Fair Market Value of the vested Award or, in the case of vested Options, the difference between the Fair Market Value of the Common Stock underlying the Option and the aggregate Exercise Price, will not be an impairment of the Participant's rights that requires consent of the Participant; provided further, that without stockholder approval, except as otherwise permitted under Section 11 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR; (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash; and (iii) the Committee may not take any other action that is considered a "repricing" for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted.

13. General Provisions.

13.1 **Other Compensation Arrangements.** Nothing contained in the Plan will prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.2 **Recapitalizations.** Each Award Agreement will contain provisions required to reflect the provisions of Section 11.1.

13.3 **Delivery.** Upon exercise of a right granted pursuant to an Award under the Plan, the Company shall issue Common Stock or pay any amounts due within a reasonable period thereafter. Subject to any statutory or regulatory obligations the Company may otherwise have, for purposes of the Plan, 30 days will be considered a reasonable period.

13.4 **Other Provisions.** The Award Agreements authorized under the Plan may contain such other provisions not inconsistent with the Plan, including, without limitation, restrictions upon the exercise of the Awards, as the Administrator may deem advisable.

13.5 **Cancellation and Rescission of Awards for Detrimental Activity.**

(a) Upon exercise, payment, or delivery pursuant to an Award, the Administrator may require a Participant to certify in a manner acceptable to the Company that the Participant has not engaged in any Detrimental Activity.

(b) Unless the Award Agreement specifies otherwise, the Administrator may cancel, rescind, suspend, withhold or otherwise limit or restrict any unexpired, unpaid or deferred Awards at any time if the Participant engages in any Detrimental Activity.

(c) In the event a Participant engages in Detrimental Activity after any exercise, payment or delivery pursuant to an Award, during any period for which any restrictive covenant prohibiting such activity is applicable to the Participant, such exercise, payment or delivery may be rescinded within one year thereafter. In the event of any such rescission, the Participant shall pay to the Company the amount of any gain realized or payment received as a result of the exercise, payment or delivery, in such manner and on such terms and conditions as may be required by the Company. The Company will be entitled to set-off against the amount of any such gain any amount owed to the Participant by the Company.

14. Market Stand-Off.

Each Option Agreement and Award Agreement will provide that, in connection with any underwritten public offering by the Company of its equity securities, the Participant shall agree not to sell, make any short sale of, loan, hypothecate, pledge, grant any option for the repurchase of, transfer the economic consequences of ownership or otherwise dispose or transfer for value or otherwise agree to engage in any of the foregoing transactions with respect to any Common Stock without the prior written consent of the Company or its underwriters, for such period from and after the effective date of such registration statement as may be requested by the Company or such underwriters (the "***Market Stand-Off***"). In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the shares of Common Stock acquired under the Plan until the end of the applicable stand-off period. If there is any change in the number of outstanding shares of Common Stock by reason of a stock split, reverse stock split, stock dividend, recapitalization, combination, reclassification, dissolution or liquidation of the Company, any corporate separation or division (including, but not limited to, a split-up, a split-off or a spin-off), a merger or consolidation; a reverse merger or similar transaction, then any new, substituted or additional securities that are by reason of such transaction distributed with respect to any shares of Common Stock subject to the Market Stand-Off, or into which such shares of Common Stock thereby become convertible, will immediately be subject to the Market Stand-Off.

15. Effective Date of Plan.

The Plan is effective as of April 7, 2009, the date on which the Board adopted the Plan (the "***Effective Date***"). No Award granted on or after the Effective Date may be exercised (or, in the case of a stock Award, may be granted) unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted by the Board.

16. Termination or Suspension of the Plan.

The Plan will terminate automatically on the day before the 10th anniversary of the Effective Date. No Award may be granted pursuant to the Plan after such date, but Awards theretofore granted may extend beyond that date. The Board may suspend or terminate the Plan at any earlier date pursuant to Section 12.1 hereof. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

17. Choice of Law.

The law of the State of Delaware will govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state's conflict of law rules.

18. Limitation on Liability.

The Company and any Affiliate that is in existence or that hereinafter comes into existence will have no liability to any Participant or any other person as to (a) the non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by counsel to the Company necessary to the lawful issuance and sale of any shares hereunder; (b) any tax consequences expected, but not realized, by a Participant or any other person due to the receipt, exercise, or settlement of any Award granted hereunder; (c) the failure of any Award that is determined to constitute "nonqualified deferred compensation" to comply with Section 409A of the Code and the regulations thereunder.

19. Execution.

To record the adoption of the Plan by the Board, the Company has caused its authorized officer to execute the Plan as of the date specified below.

[Signature page follows]

IN WITNESS WHEREOF, upon authorization of the Board, the undersigned has executed the True Religion Apparel, Inc. 2009 Equity Incentive Plan, effective as of the Effective Date, on the date opposite his or her signature.

TRUE RELIGION APPAREL, INC.

By: /s/ PETE COLLINS

Pete Collins
Chief Financial Officer

Dated: April 8, 2009

(This page has been left blank intentionally.)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from . to

Commission file number 000-51483

TRUE RELIGION APPAREL, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**98-0352633** (I.R.S. Employer Identification Number)
2263 E. Vernon Ave. **Vernon, California .** (Address of Principal Executive Offices)	**90058** (Zip Code)

SEC Mail Processing Section
APR 16 2009
Washington, DC 101

(323) 266-3072
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, par value $0.0001 per share (Title of Class)	**Nasdaq Global Market** (Name of Each Exchange on Which Registered)

Securities registered under Section 12(g) of the Act:

None (Title of Class)	**None** (Name of Each Exchange on Which Registered)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2008, was approximately $539,093,000, computed by reference to the price of $26.65 per share, the price at which the common equity was last sold on such date as reported on the Nasdaq Global Market. For purposes of this computation, it is assumed that the shares beneficially held by directors and officers of the registrant would be deemed to be stock held by affiliates.

On March 6, 2009, 25,360,030 shares of common stock were outstanding.

10-K

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this filing and include statements regarding the intent, belief or current expectations of the Company, our directors or officers with respect to, among other things (a) trends affecting our financial condition and (b) our business and growth strategies. Our stockholders are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this Report, for the reasons, among others, discussed in the Sections—"Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors." The following discussion should be read in conjunction with our financial statements and related notes, which are part of this Report or incorporated by reference to our reports filed with the Securities Exchange Commission. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

PART I.

Item 1. Business.

General

True Religion Apparel, Inc. (referred to in this Annual Report on Form 10-K as "the Company," "our," "we," or "True Religion") was first incorporated in Nevada in 2001 under the name Gusana Explorations Inc. In June of 2003, our Company acquired Guru Denim, Inc. (Guru Denim), a private, California corporation. Following the acquisition of Guru Denim, we changed our name to True Religion Apparel, Inc. and reincorporated in Delaware in 2005. We currently design, market, distribute, and sell apparel under the brand name "True Religion Brand Jeans" to fashion-conscious consumers on six continents, including North America, Europe, Asia, Australia, Africa and South America. We seek to be a trend setting leader in the design, marketing, distribution and sale of fashion jeans and related sportswear apparel. Our products can be categorized as denim, knit and non-denim, and most come in 'tops' and 'bottoms'. Knit styles include hoodies, t-shirts and sweats, and non-denim fabrics include corduroy and twill. Tops range from shirts to jackets, and bottoms encompass pants, shorts and skirts. We operate in four distinct but integrated segments: U.S. Wholesale, International, Consumer Direct and Other, which includes licensing activity. Our Consumer Direct segment consists of branded retail stores and e-commerce sales. The business segments share product design, manufacturing and marketing resources. During the past six years we have developed a recognizable brand, expanded vertically into the Consumer Direct segment, expanded our product offerings, and initiated a strategy to leverage our brand by entering into product licensing agreements.

We market and distribute our products into the U.S. Wholesale and International segments by attendance at industry trade shows and by entering into sales agency or distribution agreements with independent agents, each of whom is granted rights to market and sell our products in a defined market or territory. We have agreements with international distributors and sales agents covering more than 50 countries on six continents.

Our products are sold in the United States in leading national premium stores, including Bloomingdale's, Neiman Marcus, Nordstrom, Saks Fifth Avenue, and in approximately 900 boutique and specialty stores. Our U.S. sales agent, L'Atelier, presents our collections at their showrooms in Los Angeles and New York. Through our network of international distributors and sales agents, our products are sold internationally at boutiques and specialty stores in major cities throughout Africa, Asia, Australia, Europe, the Middle East and South America.

We also sell our products through our Consumer Direct division in our own branded retail stores and through our True Religion Brand Jeans website, which is operated for us by a third party.

Business Strategy

Our strategy is to build brand recognition by marketing our products to fashion conscious, affluent consumers who shop in premium nationwide stores, select boutiques and specialty stores, and who want to wear and be seen in the latest and most fashionable premium jeans and related apparel. True Religion Brand Jeans sell mostly in the range of $172 to $350 per pair at retail; occasionally, we offer specialty items at higher prices. We continually update our product offerings to be seen as a trend setter in the high fashion jeans apparel market.

For our denim jeans and other fabrications, we utilize contract manufacturers located in the United States. We brand products as having been "Made in the U.S.A." Local manufacturing helps us control our costs, ensures fast turnaround of popular styles, and keeps fixed overhead to a minimum. Many of our jackets and children's products are manufactured in Mexico, and much of our shirts and sportswear is manufactured in the Far East.

We maintain and exercise control over advertising and marketing activities from our headquarters, where we set the tone for integrity, consistency and direction of the True Religion brand image worldwide. Furthermore, we control our brand image by controlling the distribution of our products. We sell our in-season merchandise only through our own branded retail stores, premium nationwide stores, boutiques and specialty stores, and international distributors that display and merchandise our products in a way that supports our brand image and is in synch with the lifestyle and shopping experience expected by our customers. We sell our prior season merchandise and 'seconds' through our own branded retail stores located in outlet malls and through off-price retailers.

Our Brand and Products

Since 2003, our brand name has become a familiar name in premium denim and apparel. We believe the strength of the True Religion brand name and image is due mainly to our emphasis on seeking innovative and distinctive product designs that stand for exceptional fit, styling details and quality. We seek to be an innovator in premium lifestyle branding. Our fashion perspective is significantly influenced by our Chief Executive Officer, Jeffrey Lubell.

Our principal products are high fashion denim jeans in a wide variety of styles that we design, market, distribute and sell under the True Religion Brand Jeans trademarks. We currently sell men's, women's and kid's styles. Our products are sold in the United States and abroad through our branded retail stores, upscale retailers, boutiques and specialty stores. In addition to denim jeans, we sell corduroy pants and jackets, cotton, twill, linen and velvet pants and jackets, fleece sweat suits and hooded sweatshirts, skirts, knit shirts, t-shirts, shorts and sportswear for men, women and children. Many of our products can be viewed on our website located at *www.truereligionbrandjeans.com*. We intend to continue to introduce new styles and styling details in jeans and sportswear.

True Religion Brand Jeans products are made with high quality fabrics from the United States, Italy, and Japan that are gently and naturally aged, hand finished and boldly stitched in multiple thread colors. Although we operate in a highly competitive market, we seek to distinguish True Religion Brand Jeans products by emphasizing superior fit and unique styling details. Many of our products are made to look, feel and fit like they have been owned for years. We believe that we have a competitive advantage in the detailing of the design, the quality of the fabric and the superiority of the fit.

In 2007, we patented our Super Big-T stitch, which is a distinctive thread stitch process. The styles that we designed using this Super Big-T stitch were some of our best sellers in 2007 and 2008. In 2008, we introduced new jean collections such as "XXX" and "Stealth," and we updated existing collections, such as introducing gold crystals to the "Disco" collections.

Our 2008 net sales categorized by gender were approximately as follows: women—58%; men—38%; and kids—4%. Our largest product category in terms of units sold in 2008 was denim bottoms, which accounted for 76% of total units sold. Our average sales price for women's products in our full price retail stores was $207 in 2008; for men's products, it was $202; and for kid's products, it was $106.

Our Sales Segments

Information regarding net sales, gross profit and operating income, attributable to each of our segments, is included within Management's Discussion and Analysis of Financial Condition and Results of Operations, and within Note 14, Segment Information, of our Notes to Consolidation Financial Statements, which are incorporated herein by reference.

Our U.S. Wholesale Segment

Our U.S. Wholesale segment sells our products to leading nationwide premium stores, specialty retailers and boutiques that have the image and merchandising expertise that we demand for the effective presentation of our products. In 2008, our products were sold in Bloomingdale's, Neiman Marcus, Nordstrom and Saks Fifth Avenue, and in approximately 900 specialty retailers and boutiques. Our U.S. Wholesale segment also sells prior season or excess merchandise to off-price retailers. In 2008, our U.S. Wholesale segment generated net sales of $153.2 million, comprising 56.8% of our total net sales.

Our International Segment

We distribute our products through our International segment to distributors and sales agents who sell to upscale boutiques in their respective territory and through our wholly-owned subsidiary, True Religion Japan, KK, which was formed in the second quarter of 2008. Through this network of international distributors, sales agents and our subsidiary, our products are found in major cities throughout Africa, Asia, Australia, Europe, the Middle East, North America and South America. In 2008, 81% of our international sales were made to our five largest distributors and via our subsidiary in Japan. In 2008, our International segment generated net sales of $40.0 million, comprising 14.8% of our total net sales.

Our Consumer Direct Segment

Our Consumer Direct segment includes our branded retail stores and our e-commerce sales. As of December 31, 2008, we operated 42 branded retail stores. We added 27 branded retail stores in 2008 and expect to add 25 branded retail stores in 2009. Our branded retail stores are located across the United States in a variety of upscale shopping areas ("street" locations, regional malls, and a limited number of outlet centers). Our typical branded retail store is approximately 1,600 square feet, while our branded retail store located in an outlet center is approximately 2,500 square feet. Our branded retail stores showcase the full range of our branded merchandise including licensed products, in an environment that emphasizes our unique "Malibu hippy-bohemian chic" image through an extensive use of hand-hewn hickory pecan wood. Our e-commerce sales are made through a third-party who receives sales commissions in exchange for operating the 'True Religion Brand Jeans' website, accepting customer orders and fulfilling customer orders from their distribution center, where they hold our merchandise on consignment. In 2008, our Consumer Direct segment generated net sales of $75.3 million, comprising 27.9% of our total net sales.

Our Licensing Business

We selectively license our brand name and logo to be included on products sold by other companies to enhance and extend the True Religion Brand Jeans brand. Through licensing alliances, we combine our consumer insight, design, and marketing skills with the specific product competencies of our licensing partners to create, build and expand our product offerings to fashion conscious consumers. We grant our product licensees the right to design, manufacture and sell at wholesale specified categories of products under our trademark. We have the right to approve or disapprove the licensees' designs, products and wholesale customers. Each licensing partner pays us royalties based upon its wholesale sales of products that use our trademark. In addition, licensing partners may be required to allocate a portion of their sales revenues to advertise our products and share in the creative costs associated with these products. Our licenses typically have three year terms and may grant the licensee conditional renewal options. We recognized $1.4 million in royalty revenue through our licensing business in 2008.

At the end of 2008, our licensed merchandise categories were: footwear, fragrances, headwear, and swimwear. Two merchandise categories that were formerly licensed, handbags and outerwear, were transitioned to in-house development, sourcing, and sales in 2008.

Marketing

Our initial marketing effort, which commenced in 2003 after our acquisition of Guru Denim, was focused on our products and emphasized the fit, styling details and washes of our unique denim products. Beginning in 2004, we expanded our focus from the products to the brand of True Religion Apparel by distributing our products to premier fashion retailers. This provided us with the exposure to build our brand. In 2005 we continued to focus our marketing efforts on building our brand by expanding our distribution, initially to national premium specialty stores and boutiques, and then to our branded retail stores. These settings showcase our products to many of our target customers. In 2008, we continued to focus on building our brand image by initiating a selected print advertising campaign to build brand awareness for our women's and men's denim, sportswear and licensed products as well as to generate awareness of our growing number of branded retail stores. As we move into 2009, we intend to continue to build our brand image by presenting new merchandise images and adding a few select publications that present our campaign.

Trademarks

We have 12 trademarks registered in the United States for "True Religion Brand Jeans" logos and marks. We have also secured international trademark registrations in 25 countries and we continue to seek trademark registrations that we believe are necessary to protect the True Religion brand. Generally, our trademarks remain valid and enforceable so long as we continue to use the marks in commerce and the required registration renewals are filed. We consider our trademarks as valuable assets in the marketing of our products and seek to protect them from infringement worldwide.

We have also been issued a patent in the United States for our Joey style jeans, which is a distinctive design; the patent will expire in 2027.

Sources and Availability of Raw Materials

The fabrics used in our denim products are sourced from fabric manufacturers located in the United States, Italy and Japan. Generally, the fabric used in our products is not purchased directly by us but by our contract manufacturers. The thread and other materials are sourced from various industry suppliers within the United States. Our contract manufacturers use high quality fabric in the manufacturing of our products. Although we do not currently have any long-term agreements in place for the supply of our fabric, thread or other components, such high quality fabric is currently readily available from a number of suppliers, including mills located both in the United States and abroad.

Design and Product Development

Our design team, which has 26 employees and is led by Jeffrey Lubell, Chief Executive Officer and Chief Merchant, is responsible for the design and development of our products. We do not currently have a formal research and development effort but our design team plans to continue to develop new products. Our design team is diverse in all our product categories and is known for designing leading fashion trends. Our washes are constantly in development to react to the demand for new and exciting product to consumers. The development of our products from concept through manufacturing is engineered to be not only fashionable but durable as well.

Manufacturing

We outsource all of our manufacturing to third parties on an order-by-order basis. Currently, we have contract manufacturers in the United States for our women's and men's denim, Mexico for our kid's denim and fleece products, and the Far East for knit shirts. We believe we can meet our current production needs using these and other available contract manufacturers. These contractors purchase the fabric and materials, and then sew and finish our products to our design specifications. In addition to the contract manufacturers, we utilize various laundry and finishing houses in the Los Angeles area to complete the production of many of our products.

Our production and sourcing staff oversee the manufacturing, quality control and production of our products and researches and develops new sources of supply for the materials used in the manufacturing of our products.

Quality Control

Our quality control program is designed to ensure that products meet our high quality standards. We monitor the quality of the fabrics used by our contract manufacturers prior to the production of garments and inspect prototypes of each product before production runs commence. We also perform random on-site quality control checks during and after production before our products are shipped from our contract manufacturers. Final random inspections of our products occur when our products are received in our distribution center. We believe that our policy of inspecting our products at both our distribution centers and on-site at our contract manufacturers' facilities is integral in maintaining the quality, consistency and reputation of our products.

Government Regulation and Supervision

We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores. Some of our merchandise is manufactured by factories located outside of the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. While importation of goods from some countries from which we buy our products may be subject to embargo by U.S. customs authorities if shipments exceed quota limits, we currently are not restricted by quotas in the operation of our business. In addition, custom duties and tariffs do not comprise a material portion of the cost of our products.

We are committed to product quality and safety; we focus our efforts to adhere to all applicable Federal and state laws and regulations including Consumer Product Safety Improvement Act ("CPSIA"), and all Federal Trade Commission ("FTC") rules and regulations for product labeling. Labeling and advertising of our products is subject to regulation by the FTC. We use a government approved third party testing lab to verify all federally mandated testing requirements for wearing apparel as applicable. We believe that we are in material compliance with these regulations.

Competition

The retail apparel industry is highly competitive. We compete with numerous designers and manufacturers of apparel and accessories, domestic and foreign, including 7 for All Mankind, AG Adriano Goldschmied, Diesel, G-Star, Levi Strauss & Co, Rock & Republic and Citizens of Humanity. Some of our competitors may be significantly larger and have substantially greater resources than us. We compete primarily on the basis of fashion, fit and quality, which depend on our ability to:

- anticipate and respond to changing consumer demands in a timely manner;
- maintain favorable brand recognition;
- develop and produce high quality products that appeal to consumers;
- appropriately price our products;
- ensure product availability; and
- obtain sufficient retail floor space and effectively present our products at retail.

Employees

As of December 31, 2008, we employed on a full or part-time basis a total of 809 employees, consisting of 599 in our retail stores, 128 in design and production, and 82 general administrative.

Website Availability of Our Reports Filed with the Securities and Exchange Commission

Our Internet Web site address is *www.truereligionbrandjeans.com*. We make available free of charge on or through our Internet Web site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file the report with or furnish it to the SEC.

Item 1A. Risk Factors.

Risks Relating to Our Industry

Our business may be negatively impacted by general economic conditions and the current global financial crisis.

Our performance is subject to worldwide economic conditions and their impact on levels of consumer spending that affect not only the ultimate consumer, but also retailers, our largest direct customers. Consumer spending recently has deteriorated significantly and may remain depressed, or be subject to further deterioration for the foreseeable future. The worldwide apparel industry is heavily influenced by general economic cycles. Purchases of high-fashion apparel and accessories tend to decline in periods of recession or uncertainty regarding future economic prospects, as disposable income declines. Many factors affect the level of consumer spending in the apparel industries, including, among others: prevailing economic conditions, levels of employment, salaries and wage rates, energy costs, interest rates, the availability of consumer credit, taxation and consumer confidence in future economic conditions. During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, open and operate new retail stores, maintain sales levels at our existing stores, maintain or increase our international operations on a profitable basis, or maintain our earnings from operations as a percentage of net sales. As a result, our operating results may be adversely and materially affected by downward trends in the United States or global economy. Furthermore, in anticipation of continued increases in net sales, we have significantly expanded our infrastructure and workforce. Because these expenses are fixed in the short term, our operating results and margins will be adversely impacted if we do not continue to grow as anticipated.

Our continued operations depend on current fashion trends. If our designs and products do not continue to be fashionable, our business could be adversely affected.

Our success depends in large part on our ability to develop, market and deliver innovative and stylish products that are consistent with and build on our brand and image at a pace and intensity competitive with our competition. The novelty and the design of our True Religion Brand Jeans apparel is critical to our success and competitive position. The apparel industry is subject to rapidly evolving fashion trends and shifting consumer demands. If we are unable to continue to develop and offer unique products to our customers, our sales and margins will decline and we may be faced with a significant amount of unsold finished goods inventory. We cannot be certain that high-fashion denim and related apparel will continue to be fashionable. Should the trend steer away from high-fashion denim and related apparel, our sales could decrease and our business could be adversely affected. In addition, our future designs and plans to expand our product offerings may not be successful, and any unsuccessful designs or product offerings could adversely affect our business.

Our business and the success of our products could be harmed if we are unable to maintain our brand image.

Our success to date has been due in large part to the growth of our brand image. If we are unable to timely and appropriately respond to changing consumer demand, our brand name and brand image may be impaired. Even if we react appropriately to changes in consumer preferences, consumers may consider our brand image to be outdated or associate our brand with styles that are no longer popular. In the past, many apparel companies have experienced periods of rapid growth in sales and earnings followed by periods of declining sales and losses. Our business may be similarly affected in the future.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in the apparel industry from other established companies. A number of our competitors may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to better withstand periodic downturns in the apparel industry, compete more effectively on the basis of price and production and more quickly develop new products. In addition, there are low barriers of entry into this industry and new companies may enter the markets in which we compete, further increasing competition in the industry. Our branded retail stores compete with many other retailers, including department stores, some of whom are our major wholesale customers. We believe that our ability to compete successfully depends on a number of factors, including the style and quality of our products and the strength of our brand name, as well as many factors beyond our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, which would adversely impact the trading price of our common stock.

Increases in the price of raw materials or their reduced availability could increase our cost of goods and decrease our profitability.

The principal fabrics used in our business are cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials—primarily cotton—used to produce them. The price and availability of cotton may fluctuate substantially, depending on a variety of factors, including demand, crop yields, weather, supply conditions, transportation costs, work stoppages, government regulation, economic climates and other unpredictable factors. Increases in raw material costs, together with other factors, will make it difficult for us to sustain the wholesale gross margin level we have achieved in recent years and result in a decrease of our profitability unless we are able to pass higher prices on to our wholesale and retail customers. Moreover, any decrease in the availability of cotton could impair our ability to meet our production requirements in a timely manner.

Risks Related to Our Business

We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

We have experienced rapid growth since our inception, and have increased our net sales from $27.7 million in 2004 to $270.0 million in 2008. We anticipate that our future growth rate will depend upon various factors, including the strength of our brand image, the market success of our current and future products, the success or our growth strategies, competitive conditions and our ability to manage our future growth. Future growth may place a significant strain on our management and operations. As we continue to grow in our operations, our operational, administrative, financial and legal procedures and controls will need to be expanded. As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business. Our future success will depend substantially on the ability of our management team to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our future operating results could be adversely affected.

Our business could be harmed if we fail to maintain proper inventory levels.

We place orders with our manufacturers for some of our products prior to the time we receive all of our customers' orders. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. We also maintain an inventory of certain products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty.

Increasing the number of branded company-operated stores will require us to develop new capabilities and increase our expenditures.

Our growth strategy is dependent in part on our ability to open and operate new stores and the availability of suitable store locations on acceptable terms. Although we operated 42 branded retail stores as of December 31, 2008, we historically have been primarily a wholesaler. We plan to open approximately 25 company-operated branded retail and outlet stores in 2009. The success of this strategy is dependent upon, among other factors, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and making capital expenditures for these stores. We must also offer a broad product assortment, appropriately manage retail inventory levels, install and operate effective retail systems, execute effective pricing strategies and integrate our stores into our overall business mix. An increase in the number of branded company-operated stores will place increased demands on our operational, managerial and administrative resources and require us to further develop our retailing skills and capabilities. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. The commitments associated with our expansion will increase our operating expenses may be costly to terminate, and these investments may be difficult to recapture if we decide to close a store or change our strategy.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations, which subjects us to inherent costs and risks associated with maintaining, upgrading, replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in upgrading, transitioning to new systems or of integrating new systems into our current systems.

We are in the process of replacing our current wholesale merchandise and financial management information systems with a system that is intended to improve integration, efficiency and operations of our expanding business model. We are aware of inherent risks associated with replacing these systems, including accurately capturing data and system disruptions, and believe we are taking appropriate action to mitigate the risks through testing, training and staging implementation as well as ensuring appropriate commercial contracts with third-party vendors supplying replacement technologies are in place. We cannot assure you that we will be able to successfully implement this new system, as planned or that they will occur without disruptions to operations. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.

We rely on contract manufacturing of our products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contractors to perform, could harm our sales, service levels and reputation.

We source our products from independent manufacturers who purchase fabric and other raw materials. As a result, we must locate and secure production capacity. We depend on independent manufacturers to maintain adequate financial resources, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we do not have material long-term contracts with any of our independent manufacturers, and these manufacturers generally may unilaterally terminate their relationship with us at any time.

Our dependence on contract manufacturing could subject us to difficulty in obtaining timely delivery of products of acceptable quality. A manufacturer's failure to ship products to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our wholesale customers. In addition, any interference with our ability to receive shipments from those manufacturers, such as conditions at ports or issues that otherwise affect transportation and warehousing providers, could cause delayed delivery of product. Additionally, if we experience a significant increase in demand, or if we need to replace any of the manufacturers that we currently use, we may have to expand our third party manufacturing capacity. We cannot assure you that this capacity will be available to us, or available on terms that are acceptable to us. Failing to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales and margins.

Our success depends on the continued protection of our trademark and other proprietary intellectual property rights.

Our trademark and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights on a worldwide basis. Despite any precautions we may take to protect our intellectual property, policing unauthorized use of our intellectual property is difficult, expensive and time consuming, and we may be unable to adequately protect our intellectual property or determine the extent of any unauthorized use, particularly in those foreign countries where the laws do not protect proprietary rights as fully as in the United States. Our efforts to establish and protect our trademark and other proprietary intellectual property rights may not be adequate to prevent imitation or counterfeiting of our products by others or to prevent others from seeking to block sales of our products for violating their trademarks and proprietary rights. Unauthorized copying of our products or unauthorized use of our trademarks or other proprietary rights may not only erode sales of our products but may also cause significant damage to our brand names and our ability to effectively represent ourselves to our customers. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of True Religion, that our proprietary rights would be upheld if challenged or that we would, in that event, not be prevented from using our trademarks, any of which could have a material adverse effect on our financial condition and results of operations. Further, we could incur substantial costs in legal actions relating to our use of intellectual property or the use of our intellectual property by others. Even if we are successful in these actions, the costs we incur could have a material adverse effect on us.

Our business could suffer from the financial instability of our customers.

In the United States, we sell our products to certain retail companies on open account with 30 to 60 day payment terms. We generally request a letter of credit or wire transfer before shipment to our foreign distributors, but these arrangements are not always possible. Customer financial difficulties could result in losses to us.

A significant disruption at our distribution center could have a material adverse impact on our business and operating results.

We primarily rely on a single distribution center located at our corporate offices in Vernon, California to receive, store and distribute merchandise to all of our stores and wholesale customers. Any significant interruption in the operation of our Vernon distribution center due to natural disasters, accidents, system failures or other unforeseen causes could have a material adverse effect on our business and operating results.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

We expect our international operations to increase, and consequently we may face the possibility of greater losses from a number of risks inherent in doing business in international markets and from a number of factors which are beyond our control. These factors include, among other things:

- political instability or acts of terrorism, which disrupt trade with the countries in which our contractors, suppliers or customers are located;
- difficulties in managing our foreign operations;
- local business practices that do not conform to legal or ethical guidelines;

- adoption of additional or revised quotas, restrictions or regulations relating to imports or exports;
- additional or increased customs duties, tariffs, taxes and other charges on imports;
- significant fluctuations in the value of the dollar against foreign currencies;
- increased difficulty in protecting our intellectual property rights in foreign jurisdictions;
- social, legal or economic instability in the foreign markets in which we do business, which could influence our ability to sell our products in these international markets;
- restrictions on the transfer of funds between the United States and foreign jurisdictions; and
- the ability of our international distributors to locate and continue to open desirable new retail locations.

Foreign currency fluctuations could adversely impact our financial condition and results of operations.

We generally purchase our products in U.S. dollars. However, we will be sourcing more of our products overseas. As a result, the cost of these products may be affected by changes in the value of the applicable currencies. Changes in currency exchange rates may also affect the U.S. dollar value of the foreign currency denominated prices at which our international business will sell products. Furthermore, our international sales and some of our licensing revenue are generally derived from sales in foreign currencies. This revenue, when translated into U.S. dollars for consolidated reporting purposes, could be materially affected by the strengthening of the U.S. dollar, negatively impacting our results of operations and our ability to generate revenue growth.

The loss of our Chief Executive Officer or other key management personnel would have an adverse impact on our future development and could impair our ability to succeed.

Our performance is substantially dependent upon the expertise of our Chief Executive Officer, Jeffrey Lubell, and other key management personnel. Mr. Lubell spends all of his working time on our Company's business. It may be difficult to find qualified individuals to replace Mr. Lubell or other key management personnel if we were to lose any one or more of them. The loss of Mr. Lubell or any of our key management personnel could have a material adverse effect on our business, development, financial condition, and operating results. We do not maintain "key man" insurance with respect to Mr. Lubell or any of our other key management personnel, and any of them may leave us at any time, which could severely disrupt our business and future operating results.

Our licensees may not comply with our product quality, manufacturing standards, marketing and other requirements.

We license our trademarks to third parties for manufacturing, marketing and distribution of various products. While we enter into agreements with our licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, our licensees may not comply fully with those agreements. Non-compliance could include marketing products under our brand names that do not meet our quality and other requirements or engaging in manufacturing practices that do not meet our standards. These activities could harm our brand equity, our reputation and our business.

Violation of labor laws and practices by our licensees or suppliers could harm our business.

We require our licensing partners and suppliers to operate in compliance with applicable laws and regulations. While our code of conduct promotes ethical business practices, we do not control our licensees or suppliers or their labor practices. The violation of labor or other laws by any of our licensees or suppliers, or divergence of a licensee's or supplier's labor practices from those generally accepted as ethical in the United States, could interrupt or otherwise disrupt the shipment of our products, harm the value of our trademarks, damage our reputation or expose us to potential liability for their wrongdoings.

Our quarterly sales and operating results fluctuate as a result of a variety of factors, including seasonal fluctuations in demand for premium denim and related apparel, and accessories, delivery date delays, timing of new store openings, recognition of stock-based compensation and potential fluctuations in our annualized tax rate, which may result in volatility of our stock price.

Our quarterly sales and operating results have varied significantly in the past and can be expected to fluctuate in the future due to a number of factors, many of which are beyond our control. For example, sales of our products have historically been somewhat seasonal in nature with the largest sales generally occurring in the second half of the year. Delays in scheduling or pickup of products by our wholesale customers could negatively impact our net sales and results of operations for any given quarter. The timing of new store openings and the amount of sales contributed by new stores could also impact our net sales and results of operations for any given quarter. We have granted restricted stock awards with a portion that immediately vested or vested in the near future in the first quarter of 2006, 2007, 2008 and 2009 and the fourth quarter of 2006. The compensation expense for the awards that vest immediately caused an increase in our selling, general and administrative expenses and reduced our net income and earnings per share in our quarterly income statements. Also, our annualized tax rate is based on projections of our operating results for the year, which we review and revise as necessary at the end of each quarter. Any quarterly fluctuations in our annualized tax rate that may occur could have a material impact on our quarterly operating results. As a result of these specific and other general factors, our operating results will likely vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year. Any shortfall in sales or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease our corporate headquarters facility, which is a 119,000 square foot industrial building located in Vernon, California, under a non-cancelable agreement. The lease agreement expires on June 30, 2011, and we have the right to renew the lease agreement for five years if we comply with the lease agreement terms. We conduct our design, administrative and distribution operations at this facility.

We lease our retail store locations under non-cancelable operating lease agreements expiring on various dates through 2020. These facilities are located in the United States and Japan. Many of the store lease agreements allow us to terminate the agreement, generally in the third or fourth year, if our sales do not meet a pre-determined level. As of December 31, 2008, we had 42 stores open. We expect to open approximately 25 stores in 2009 and approximately 20 stores in 2010. At the end of 2008, our retail square footage, which includes storage space at all stores, was approximately 80,000. Our retail stores range in size from 900 to 3,000 square feet.

Item 3. Legal Proceedings.

From time to time, in the ordinary course of business, we are involved in various legal proceedings. We do not believe that these matters, either alone or in the aggregate, will have a material impact on our financial condition.

Item 4. Submission of Matters to a Vote of Security Holders.

The Annual Meeting of Stockholders was held on October 2, 2008.

Election of Directors

At the Annual Meeting of Stockholders, the stockholders voted to elect a Board of Directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualified. The results of the election of directors were as follows:

	Number of Shares	
	For	Withheld
Jeffrey Lubell	18,779,409	320,893
Joseph Coulombe	17,401,136	1,699,166
G. Louis Graziadio, III	13,810,435	5,289,867
Robert L. Harris, II	17,395,199	1,705,103
Mark S. Maron	18,798,520	301,782

Approval of Executive Cash Incentive Bonus Plan

The vote was 15,658,882 for, 562,278 against, and there were 163,830 abstentions. There were 2,715,312 broker non-votes.

Ratification of appointment of independent registered public accounting firm

The vote was 19,059,236 for, 27,299 against, and there were 13,763 abstentions. There were no broker non-votes.

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades under the symbol "TRLG" on the Nasdaq Global Market. The high and low sales prices for our common stock, as reported by the Nasdaq Global Market for the periods indicated are as follows.

	2008		2007	
	High	Low	High	Low
First Quarter	$20.76	$17.00	$19.29	$14.96
Second Quarter	$26.76	$15.51	$21.62	$14.90
Third Quarter	$31.08	$24.53	$22.61	$15.38
Fourth Quarter	$25.69	$10.25	$21.88	$14.25

Holders

As of March 6, 2009 there were 59 record holders of our Common Stock.

Dividends

We have not declared or paid any cash dividends since inception and we do not intend to pay any cash dividends in the foreseeable future. There are no restrictions that limit our ability to pay dividends on our common shares. Any future determination as to the payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition capital requirements and other factors deemed relevant by the Board of Directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

Stock Price Performance

The following graph compares, for each of the last five fiscal years, commencing on December 31, 2003 and ending December 31, 2008, the cumulative total return of True Religion Apparel, Inc. common stock, Standard & Poor's 500 Index, Standard & Poor's Retail Index and Standard & Poor's Apparel, Accessories & Luxury Goods Index. The Retail Index is comprised of 32 retail companies, representing a sector of the Standard & Poor's 500 Index. The Apparel, Accessories & Luxury Goods Index is comprised of 19 companies, also representing a sector of the Standard & Poor's 500 Index. The cumulative total return of True Religion Apparel, Inc. common stock assumes $100 invested on December 31, 2003 in our common stock and in each of the foregoing indices. The stock price performance graph is not necessarily indicative of future stock price performance. The return on $100 invested in the S&P 500, the S&P 1500 Apparel Retail and the S&P 1500 Apparel, Accessories & Luxury Goods Index over the 5 year period from December 2003 to December 2008 was $90, $78 and $86, respectively.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among True Religion Apparel, Inc. The S&P 500 Index,
The S&P 1500 Apparel Retail And The S&P 1500 Apparel, Accessories & Luxury Goods


$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
12/03
12/04
12/05
12/06
12/07
12/08
True Religion Apparel, Inc.
S&P 500
S&P 1500 Apparel Retail
S&P 1500 Apparel, Accessories & Luxury Goods

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

Transactions in Our Equity Securities

For the period covered by this report, we have not engaged in any transactions involving the sale of our unregistered equity securities that were not disclosed in a quarterly report on Form 10-Q or a current report on Form 8-K. We have not engaged in any sales of registered securities for which the use of proceeds is required to be disclosed. This table provides certain information with respect to our purchases of shares of our common stock during the fourth quarter of 2008:

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (a)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plan
October 1, 2008—October 31, 2008	127,534	$16.41	—	—
November 1, 2008—November 30, 2008	1,458	$15.56	—	—
December 1, 2008—December 31, 2008	—	$ —	—	—
Total	128,992	$16.40	—	—

(a) These columns reflect the surrender to us of shares of common stock to satisfy minimum statutory tax withholding obligations in connection with the vesting of restricted stock awards issued to employees.

Item 6. Selected Financial Data.

The following selected financial data are derived from the audited Consolidated Financial Statements and should be read in conjunction with Item 1A "Risk Factors," Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and the related notes included in Item 8 Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

	For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Statement of operations data (In Thousands):					
Net sales	$270,000	$173,256	$140,489	$103,219	$27,667
Operating income	68,876	47,142	34,977	31,470	6,299
Provision for income taxes	25,570	21,100	14,035	13,126	2,464
Net income	44,371	27,845	21,746	18,440	3,835
Earnings per share:					
Basic	$ 1.89	$ 1.21	$ 0.97	$ 0.85	$ 0.19
Diluted	$ 1.83	$ 1.16	$ 0.92	$ 0.81	$ 0.19
Weighted number of shares outstanding—basic	23,511	22,964	22,496	21,677	19,999
Weighted number of shares outstanding—diluted	24,270	23,949	23,608	22,657	20,494

	As of December 31,				
	2008	2007	2006	2005	2004
Balance sheet data ($000's):					
Working capital	$113,108	$ 72,846	$58,845	$30,337	$ 7,106
Total assets	$166,452	$113,258	$79,751	$44,163	$13,449
Stockholders' equity	$142,250	$ 95,247	$64,147	$31,574	$ 7,604

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary

We design, market, distribute and sell premium denim apparel, centered on our core denim products using the brand name "True Religion Brand Jeans." Our products include pants, tops, and jackets, made from denim, fleece, corduroy and other fabrics. We are known for our unique fit and styling details. Through multiple wholesale and retail segments, our expanding product line reaches fashion-conscious consumers on six continents, including North America, Europe, Asia, Australia, Africa and South America.

Strategic Initiatives

We believe that our core strengths have enabled us to be well positioned to expand our business and enhance shareholder value through execution of our strategy and focusing on key strategic initiatives which include:

- **Expansion of Product Lines**—By continually developing innovative products, we strive to continue the sales growth momentum that we have created to date. New jean offerings, such as the Rockstar, Gold Disco, XXX, Stealth and Blacklight groups have been received well by consumers. Likewise, our product line offerings now feature an expanded sportswear collection, including shirts, hoodies, knit tops, jackets and handbags. We added swimwear and fragrance licensed product categories in 2008, supplementing the footwear and headwear licensed product categories that debuted in 2007. By expanding our product range, we are able to offer a more complete collection to our customers, and we are more balanced as fashion trends develop.
- **Growth of Consumer Direct Segment**—Since launching our e-commerce portal and opening our first branded retail store in 2005, the Consumer Direct segment has expanded rapidly and is expected to continue to grow in 2009. We opened 27 stores in 2008, and plan to add approximately 25 stores in 2009. With these additional branded stores by the end of 2009, we expect that the higher margin Consumer Direct segment will continue to drive net sales growth and profitability.
- **Increase International Presence**—We are confident that we are well positioned to further establish True Religion as a global premium apparel and accessories brand through our initiatives domestically and internationally. Since 2003, our merchandise has been sold in international markets through independent distributors and select retailers. In 2008, we established a company-owned business in Japan, our first foreign investment. We established our Japanese subsidiary to serve wholesale customers and open True Religion Brand Jeans stores in Japan. We believe that company-owned branded retail stores in key international markets will provide growth in future years as we showcase our complete product collection, which will increase sales across wholesale and Consumer Direct segments.
- **Strengthen U.S. Wholesale Sales**—Our innovative jeans groups experienced robust net sales growth in the U.S. Wholesale segment in 2008. We will continue to bring new groups and updated styling details to the wholesale accounts, which we expect will solidify our position as a fashion leader in premium jeans.

2008 Highlights

The sales growth we experienced in 2008 reflects the strength of our expanded product assortment and the continued growth in our Consumer Direct business. The key highlights of 2008 were:

- Net sales increased 55.8% to $270.0 million.
- Consumer Direct net sales increased 157.3% to $75.3 million.

- U. S. Wholesale net sales increased 37.6% to $153.2 million.
- Operating income increased 46.1% to $68.9 million.
- Net income increased 59.3% to $44.4 million.
- Earnings per diluted share increased 57.8% to $1.83 per diluted share.

2008 Compared to 2007

The following table summarizes results of operations for 2008 compared to 2007 (dollar amounts in thousands, except per share data):

	Years Ended December 31,					
	2008		2007			
	Amount	%	Amount	%	Change	%
Net sales	$270,000	100.0%	$173,256	100.0%	$96,744	55.8%
Gross profit	157,001	58.1%	98,827	57.0%	58,174	58.9%
Selling, general and administrative expenses	88,125	32.6%	51,685	29.8%	36,440	70.5%
Operating income	68,876	25.5%	47,142	27.2%	21,734	46.1%
Interest income, net	1,065	0.4%	1,803	1.0%	(738)	(40.9)%
Provision for income taxes	25,570	9.5%	21,100	12.2%	4,470	21.2%
Net Income	$ 44,371	16.4%	$ 27,845	16.1%	$16,526	59.3%
Net income per share—Basic	$ 1.89		$ 1.21		$ 0.68	56.2%
Net income per share—Diluted	$ 1.83		$ 1.16		$ 0.67	57.8%

Net Sales

The following table summarizes net sales by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2008	2007	Amount	%
U.S. Wholesale	$153,235	$111,390	$41,845	37.6%
Consumer Direct	75,314	29,268	46,046	157.3%
International	40,044	31,728	8,316	26.2%
Other	1,407	870	537	61.7%
Total net sales	$270,000	$173,256	$96,744	55.8%

U.S. Wholesale net sales increased 37.6% to $153.2 million. In 2008, our sales to "major" (e.g. Nordstrom, Bloomingdale's) accounts increased 58.1% from the prior year as our consumers reacted favorably to the new jean groups that we introduced in 2008 and the updated styling of our on-going groups. We expect our net sales to majors will decrease by 3% to 5% in 2009 as consumers are impacted by the ongoing U.S. economic recession. We increased our net sales in 2008 to off-price retailers as we exited slower-moving styles and sold basic styles made from prior season fabrics. Our net sales to these customers represented 13.7% of our net sales in 2008 and 10.8% of our net sales in 2007. We expect our net sales to off-price retailers will decrease by 3% to 5% in 2009 as we will depend more on our outlet stores to sell our slower-moving styles. Our net sales to boutique customers decreased 11.4%, as the demand for our 2008 collection was tempered by the impact of the U.S. economic slowdown and our decision to not ship accounts that were past due or suspected of re-selling our merchandise. We expect that our net sales to boutiques will continue to be below the prior year net sales levels as long as the U.S. economy is in a recession.

Consumer Direct net sales increased by 157.3% to $75.3 million in 2008. The increase was primarily driven by new store openings. We opened 11 stores in 2007 and 27 stores in 2008, bringing our total to 42 stores at the end of 2008. In addition to the store count increase, our Consumer Direct net sales benefited from the favorable reaction to our 2008 collections and the expansion of our sportswear and licensed-product offerings, which comprised 24% of our retail store sales in 2008. We expect that this segment's net sales will increase by 60% to 65% in 2009 primarily from the 27 stores opened in 2008 and the 25 stores that we expect to open in 2009.

International net sales increased 26.2% to $40.0 million due primarily to increased sales to distributors for Europe and North America. Offsetting this increase was a planned sales decrease in Japan as a result of our transition from a third party distributor to a company-owned subsidiary. Beginning with the spring 2008 season, we started the pre-season selling activities sooner than in the prior year, which we believe contributed to the growth in our international sales along with the favorable customer reaction to our newer collections.

Gross Profit

The following table summarizes gross profit by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2008	2007	Amount	%
U.S. Wholesale	$ 78,670	$60,007	$18,663	31.1%
Consumer Direct	57,669	22,452	35,217	156.9%
International	19,255	15,498	3,757	24.2%
Other	1,407	870	537	61.7%
Total gross profit	$157,001	$98,827	$58,174	58.9%

Overall gross margin (gross profit as a percentage of net sales) improved from 57.0% of net sales in 2007 to 58.1% of net sales in 2008, reflecting the ongoing net sales mix shift towards the higher-margin consumer direct business.

U.S. Wholesale gross profit increased 31.1% to $78.7 million in 2008 compared to $60.0 million in 2007, but the gross margin decreased to 51.3% in 2008 from 53.9% in 2007. The decrease in the gross margin is due to increased sales of prior season and slow moving merchandise to select off-price retailers and a decrease in net sales to boutique customers, which produce a higher gross margin than other wholesale customers.

The Consumer Direct gross margin remained relatively constant in 2008 (76.6%) compared to 2007 (76.7%).

Selling, General and Administrative Expenses

The following table presents the components of selling, general & administrative expenses (SG&A) (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2008	2007	Amount	%
U.S. Wholesale	$31,218	$23,602	$ 7,616	32.3%
Consumer Direct	29,859	10,577	19,282	182.3%
International	2,494	780	1,714	219.8%
Other	24,554	16,726	7,828	46.8%
Total selling, general and administrative expenses	$88,125	$51,685	$36,440	70.5%

U.S. Wholesale SG&A increased to $31.2 million or 20.4% of U.S. Wholesale net sales in 2008, from $23.6 million, or 21.2% of U.S. Wholesale net sales in 2007. With the increase in U.S. Wholesale net sales, we were able to leverage our design and production costs. Partially offsetting this leverage was additional advertising costs of $2.1 million in connection with the 2008 spring and fall national print campaigns. We did not have any national print campaigns in 2007.

The Consumer Direct SG&A increased $19.3 million to $29.9 million or 39.6% of Consumer Direct net sales, in 2008 from $10.6 million, or 36.1% of Consumer Direct net sales, in 2007. This SG&A increase is directly related to the growth in the number of stores since the beginning of 2007. The increase in SG&A as a percentage of net sales is the result of increasing the store-level labor expenses in 2008 to enhance our customer service.

Other SG&A increased $7.8 million, from $16.7 million in 2007 to $24.6 in 2008. This increase is primarily attributable to executive performance-based compensation and professional fees. Our executive compensation program was redesigned in 2008 to condition a greater portion of executive compensation on the satisfaction of earnings targets. Our 2008 performance outpaced our 2008 earnings target by a higher rate than in 2007. The increase in professional fees is due to the restatement of our 2004 through 2006 annual financial statements, as well as trademark protection and other corporate matters. Other SG&A, as a percentage of total net sales in 2008 was 9.1% compared to 9.7% in 2007.

Operating Income

The following table summarizes operating income by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2008	2007	Amount	%
U.S. Wholesale	$ 47,452	$ 36,405	$11,047	30.3%
Consumer Direct	27,810	11,875	15,935	134.2%
International	16,761	14,718	2,043	13.9%
Other	(23,147)	(15,856)	(7,291)	46.0%
Total operating income	$ 68,876	$ 47,142	$21,734	46.1%

U.S. Wholesale operating income increased $11.0 million from 2007 to 2008 but decreased as a percentage of U.S. Wholesale net sales from 32.7% in 2007 to 31.0% in 2008. This decrease is due to the decrease in this segment's gross margin discussed above.

TRUE RELIGION APPAREL, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

10-K

The Consumer Direct operating income increased $15.9 million from 2007 to 2008 but decreased as a percentage of Consumer Direct net sales from 40.6% to 36.9%. This decrease as a percentage of net sales was due primarily to increased operating expenses associated with the expansion of the Consumer Direct segment.

International operating income increased to $16.8 million from $14.7 million in 2007 but decreased as a percentage of International net sales from 46.4% in 2007 to 41.9% in 2008 due to costs to establish and ramp up our first international subsidiary, in Japan.

Interest Income, net

Interest income, net was $1.1 million in 2008 compared to $1.8 million in 2007. While we had an increase in our cash equivalents and investments in 2008 compared to 2007, the average yield on our investments has decreased due to changes in the investment market and our shift to more conservative investments.

Provision for Income Taxes

The effective tax rate was 36.6% for 2008 compared to 43.1% in 2007. The 2007 effective tax rate was higher than the 2008 rate because in 2008 we implemented a tax planning strategy that retroactively changed our filing status in certain states, which reduced our tax provision by $1.6 million and increased our diluted earnings per share by $0.07. Additionally, in 2007 a larger portion of our executive compensation was nondeductible for income tax purposes resulting in a higher effective income tax rate.

Net Income and Earnings Per Diluted Share

Net income was $44.4 million in 2008 compared to $27.8 million in 2007, an increase of 59.3%. This increase is attributable primarily to the increase in net sales. Earnings per diluted share increased 57.8% from $1.16 in 2007 to $1.83 in 2008.

2007 Compared to 2006

The following table summarizes our results of operations for 2007 compared to 2006 (dollar amounts in thousands, except per share data):

	Years Ended December 31,					
	2007		2006			
	Amount	%	Amount	%	Increase	%
Net sales	$173,256	100.0%	$140,489	100.0%	$32,767	23.3%
Gross profit	98,827	57.0%	75,013	53.4%	23,814	31.7%
Selling, general and administrative expenses	51,685	29.8%	40,036	28.5%	11,649	29.1%
Operating income	47,142	27.2%	34,977	24.9%	12,165	34.8%
Interest income, net	1,803	1.0%	530	0.4%	1,273	240.2%
Provision for income taxes	21,100	12.2%	14,035	10.0%	7,065	50.3%
Net Income	$ 27,845	16.1%	$ 21,746	15.5%	6,099	28.0%
Net income per share—Basic	$ 1.21		$ 0.97		$ 0.24	24.7%
Net income per share—Diluted	$ 1.16		$ 0.92		$ 0.24	26.1%

Net Sales

The following table summarizes net sales by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2007	2006	Amount	%
U.S. Wholesale	$111,390	$ 97,219	$14,171	14.6%
Consumer Direct	29,268	5,514	23,754	430.8%
International	31,728	37,669	(5,941)	(15.8)%
Other	870	87	783	900.0%
Total net sales	$173,256	$140,489	$32,767	23.3%

U.S. Wholesale net sales increased 14.6% to $111.4 million, driven by the increased sales of our men's merchandise and the introduction of new jean and sportswear groups in the second half of 2007. Sales to boutique accounts increased as a percent of total sales to 47.9% in 2007 from 46.1% of US wholesale sales in 2006.

Consumer Direct net sales increased by 430.8% to $29.3 million in 2007. The increase was driven by new store openings. We opened our first store in December of 2005, three stores in 2006, and 11 stores in 2007, bringing our total to 15 stores at the end of 2007.

International net sales decreased 15.8% to $31.7 million reflecting the planned restructuring of the key international markets in Japan and United Kingdom. Excluding these two countries, international net sales increased 11.5%. In Japan, we reduced the credit we provided to our distributor and we continued to reposition the brand for long-term success. Our sales into the United Kingdom were reduced in the first half of 2007 as we transitioned to a new distributor in that period.

Gross Profit

The following table summarizes gross profit by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2007	2006	Amount	%
U.S. Wholesale	$60,007	$51,590	$ 8,417	16.3%
Consumer Direct	22,452	4,626	17,826	385.3%
International	15,498	18,710	(3,212)	(17.2)%
Other	870	87	783	900.0%
Total gross profit	$98,827	$75,013	$23,814	31.7%

Overall gross margin was positively impacted by segment mix shift, as our highest gross margin segment, Consumer Direct, increased net sales at the highest rate in 2007.

U.S. Wholesale gross profit increased 16.5% to $60.0 million in 2007 compared to $51.6 million in 2006, and the gross margin increased to 53.9% in 2007 from 53.1% in 2006.

The Consumer Direct gross profit increased 385.3% to $22.5 million in 2007 compared to $4.6 million in 2006, but the gross margin decreased to 76.7% in 2007 from 83.9% in 2006.

Selling, General and Administrative Expenses

The following table summarizes selling, general & administrative expenses (SG&A) by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2007	2006	Amount	%
U.S. Wholesale	$23,602	$19,153	$ 4,449	23.2%
Consumer Direct	10,577	2,212	8,365	378.2%
International	780	587	193	32.9%
Other	16,726	18,084	(1,358)	(7.5)%
Total selling, general and administrative expenses	$51,685	$40,036	$11,649	29.1%

U.S. Wholesale SG&A increased to $23.6 million or 21.2% of U.S. Wholesale net sales in 2007, from $19.2 million, or 19.7% of U.S. Wholesale net sales in 2006. The U.S. Wholesale SG&A expenses increased due to additional distribution costs associated with the segment's net sales increase, the expansion of our design department, and the relocation to a larger distribution center.

The Consumer Direct SG&A expenses increased $8.4 million to $10.6 million, or 36.1% of Consumer Direct net sales, in 2007, from $2.2 million, or 40.1% of Consumer Direct net sales, in 2006. This increase was driven by the opening of 11 new branded retail stores in 2007.

Other SG&A expenses decreased $1.4 million, from $18.1 million in 2006 to $16.7 in 2007. During 2007, we incurred severance and recruiting costs of $2.4 million as we replaced two executives in the first quarter of 2007. In 2006, we incurred litigation settlement expenses of $2.1 million and investment bank fees of $0.9 million. As a percentage of net sales, Other SG&A expenses in 2007 was 9.7%, a decrease from 2006's rate of 12.9%

Operating Income

The following table summarizes operating income by distribution segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2007	2006	Amount	%
U.S. Wholesale	$ 36,405	$ 32,437	$ 3,968	12.2%
Consumer Direct	11,875	2,414	9,461	391.9%
International	14,718	18,123	(3,405)	(18.8)%
Other	(15,856)	(17,997)	2,141	11.9%
Total operating income	$ 47,142	$ 34,977	$12,165	34.8%

The operating income increase was driven by increases in net sales and gross margin, partially offset by an increase in selling, general and administrative expenses. Operating margin, representing operating income as a percentage of net sales, rose to 27.2% in 2007 from 24.9% in 2006. This 230 basis point improvement is attributable to increased net sales, as discussed above, and the expansion of our Consumer Direct segment, which generates higher operating margins than our combined wholesale and corporate businesses.

Interest Income, net

Net interest income was $1.8 million in 2007 compared to $0.5 million in 2006. This increase was primarily due to the growth in our cash and cash equivalents and investments balances in 2007 as compared to 2006.

Provision for Income Taxes

The effective tax rate was 43.1% for 2007 compared to 39.2% in 2006. This increase is primarily attributable to credits and other benefits received in 2006 that were no longer available in 2007.

Net Income and Earnings Per Diluted Share

Net income was $27.8 million in 2007 compared to $21.7 million in 2006. This 28.0% increase is attributable to increased net sales as well as significant operating income improvement, as discussed above. Earnings per diluted share increased 26.1% from $0.92 in 2006 to $1.16 in 2007.

Inflation

Historically, our operations have not been materially affected by inflation. We cannot assure that our operations will not be affected by inflation in the future.

Financial Condition

Net cash provided by operating activities was $49.1 million in 2008 compared to $9.8 million in 2007. The $39.3 million increase was primarily due to an increase in net income of $16.5 million and a decrease in cash used to purchase inventory of $7.1 million. The decrease in cash used to purchase inventory is due to our managing our production schedules to carry less merchandise and to the selling off of prior season merchandise and slow-moving sportswear.

Net cash used in investing activities was $12.7 million in 2008 compared to $24.4 million in 2007. This decrease of $11.7 million is due primarily to $5.6 million in cash provided from the sale of investments in 2008 compared to $15.4 million of cash used for the net purchases of investments in 2007. This decrease was partially offset by a capital expenditures increase of $9.4 million, primarily from the build-out of 27 branded retail stores in 2008.

Net cash used in financing activities was $7.9 million in 2008 compared to net cash used of $1.6 million in 2007. In 2008, we paid $8.1 million when employees elected to have us withhold common stock to satisfy their minimum statutory income tax withholdings on restricted share awards that vested and options that were exercised during the year compared to $3.1 million in 2007.

Liquidity and Capital Resources

Our primary ongoing cash requirements are currently expected to be for our ongoing operations, capital expenditures for new branded retail stores, our expansion internationally, and information technology and other infrastructure needs. Management believes that cash flow from continuing operations and on-hand cash and cash equivalents will provide adequate funds for the foreseeable working capital needs and planned capital expenditures. Over the long term, we manage our cash and capital structure to maximize shareholder return, strengthen our financial position and maintain flexibility for future strategic initiatives. We believe our cash, cash equivalents, short-term investments and future operating cash flows, as well as any potential future borrowing facilities, will be sufficient to fund scheduled future payments and potential long-term initiatives. The availability of financing in the form of debt or equity is influenced by many factors including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, and market conditions, and we cannot assure you that we would be able to obtain financing on favorable terms.

We have investments in auction rate securities (ARS) which have experienced an illiquid market for much of 2008. In October 2008, we were notified that the two brokers who sold ARS to us would purchase the ARS at a price of par plus accrued interest, and on November 11, 2008, we accepted the offers from these brokers. The first portion of the ARS, in the amount of $4.9 million, was purchased by the broker in January 2009 at par plus accrued interest, and the second portion, in the amount of $5.0 million, is expected to be purchased by the broker by July 2012, although we may instruct the broker to purchase these ARS beginning in June 2010. See **Item 7A Quantitative and Qualitative Disclosures about Market Risk.**

Capital expenditures for 2009 are expected to approximate $17.0 million.

Factoring Agreement

In December 2007, Guru Denim Inc., our wholly-owned subsidiary, entered into a collection factoring agreement with Merchant Factors Corp. ("Merchant Factors"). The collection factoring agreement with Merchant Factors had an initial term of seven months, which expired in June 2008. Our factoring agreement may now be terminated by either party upon 60 days notice. Guru Denim sells to Merchant Factors its domestic wholesale receivables that Merchant Factors chooses to approve for credit. Merchant Factors has the right to reassign or resell the receivables to other business entities.

Guru Denim pays a commission fee to Merchant Factors, which assumes the credit risk for all receivables that it purchases from Guru Denim.

Guru Denim has granted to Merchant Factors, a security interest in all current and future trade receivables in order to secure payment of any amounts due to them from Guru Denim.

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2008, our scheduled contractual cash obligations due for each of the periods indicated below (dollar amounts in thousands):

	Payment Due by Period				
Contractual Obligations	**Total**	**Less than One Year**	**1 - 3 Years**	**3 - 5 Years**	**More Than 5 Years**
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Operating lease obligations	131,377	10,852	26,394	26,354	67,777
Purchase obligations	25,853	25,853	—	—	—
Total	$157,230	$36,705	$26,394	$26,354	$67,777

Seasonality of Business

Due to the holiday shopping season in December, our U.S. Wholesale segment sales historically have been higher in the second half of the year and our Consumer Direct segment sales historically have been higher in the fourth quarter.

Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. Our management bases its estimates on historical experience and on other factors and assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates. The following discussion highlights the policies management believes are critical. For a summary of all our significant accounting policies, including those discussed below, see Note 2—Summary of Significant Accounting Policies in our consolidated financial statements provided under Part II, Item 8 of this Annual Report on Form 10-K.

Sales Recognition

Sales are recognized across all segments of the business when there is persuasive evidence of an arrangement, delivery has occurred, price has been fixed or is determinable, and collectibility can be reasonably assured.

Sales within our U.S. Wholesale and International segments are recognized at the time title passes and risk of loss is transferred to the customer. Sales are recorded net of estimates for returns, discounts, operational chargebacks and markdowns. Returns and allowances require pre-approval by management and discounts are based on trade terms. We review and refine these estimates on a quarterly basis using historical trends, seasonal results, and current economic and market conditions. Our historical estimates of these costs have not differed materially from actual results.

Retail store sales are recognized net of estimated returns at the time of sale to consumers. E-commerce sales of products ordered through our retail internet site known as *www.truereligionbrandjeans.com* are recognized upon estimated delivery and receipt of the shipment by the customers. Sales also are reduced by an estimate of returns. Retail store sales and E-commerce sales exclude sales taxes.

Revenues from licensing arrangements are recognized when earned in accordance with the terms of the underlying agreements, generally based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) a percentage of wholesale sales of licensed product by our licensees. We recognize revenue associated with our gift cards upon redemption of the gift card.

Uncollectible Accounts

Our U.S. Wholesale segment sells to Merchant Factors the accounts receivable that Merchant Factors has approved for credit. Merchant Factors assumes the credit risk for these receivables. We sold receivables of $123.4 million to Merchant Factors in 2008. As of December 31, 2008, Merchant Factors owed us $23.1 million, which will be paid to us shortly after our customers pay Merchant Factors.

At times, our U.S. Wholesale customers place orders that exceed the credit that they have available from Merchant Factors. We evaluate those orders to consider if the customer is worthy of additional credit based on our past experience with the customer. In the event we elect to sell merchandise to the customer on credit, we take the credit risk for the amounts that are above the credit limit established by Merchant Factors. We also sell merchandise to select international distributors on credit. As of December 31, 2008, the amount of trade receivables for which we bear the credit risk is $10.0 million.

Management evaluates our accounts receivables to estimate if they will ultimately be collected. In performing this evaluation, significant judgment is used, including an analysis of specific risks on a customer-by-customer basis for larger accounts. Based on this information, management provides a reserve for the estimated amounts believed to be uncollectible.

Inventories

Slow-moving merchandise is typically sold at prices exceeding our cost in our outlet retail stores or to wholesale customers who specialize in off-price merchandise. As of December 31, 2008, we recorded reserves for slow-moving inventory of $0.4 million based upon analysis of balances on hand by style, recent sales trends, projected future sales, and historical markdown trends.

Stock-Based Compensation

Stock Options

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), which requires us to measure the cost of employee and director services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The costs are recognized over the period during which an employee or director is required to provide services in exchange for the award.

Prior to the adoption of SFAS No. 123(R), we applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), to measure compensation costs for our stock-based compensation programs. Under APB 25, we recorded no compensation expense for stock options granted to employees and directors if the options' strike price was equal to the closing market price of our common stock on the grant date. If the option price was below the closing market price of our common stock on the grant date, we recognized compensation expense over the stock option's vesting period. Also, the vesting terms for some stock options granted in 2004 were later accelerated which resulted in compensation expense in some cases. For stock options granted to employees and directors where the options' strike price was below the closing market price of our common stock on the grant date, compensation expense was recognized for the difference between the strike price and the closing market price of our common stock on the grant date.

We adopted SFAS No. 123(R) using the modified prospective method. Under this accounting method, 2006 stock-based compensation expense considered the unvested portion of all stock options outstanding, calculated using the provisions of SFAS No. 123. As provided for under the modified prospective method, we did not restate our results for the periods prior to 2006.

Restricted Stock Compensation

We recognize restricted stock compensation expense for awards with only service conditions using the straight-line method over the requisite service period of the entire award. The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. If a portion of the restricted stock vests immediately or in another period such that the cumulative vested amount exceeds the cumulative straight line expense amount, we record compensation expense equal to at least the cumulative compensation expense of the vested amount of the restricted stock. Compensation expense for restricted stock awards with performance based conditions is recognized on an accelerated basis using the graded attribution method over the requisite service period.

Income Taxes

We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We establish valuation allowances for tax benefits when we believe it is more likely than not that such assets will not be realized.

Effective January 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* In accordance with FIN 48, we regularly evaluate the likelihood of recognizing the benefit for income tax positions we have taken in various federal and state filings by considering all relevant facts, circumstances, and information available. For those benefits that we believe it is more likely than not that the benefit will be sustained, we recognize the largest amount we believe is cumulatively greater than 50% likely to be realized. The adoption of FIN 48 had no impact on our consolidated financial statements.

We record interest and penalties, if any, on any underpayment of income taxes as a component of provision for income taxes and selling, general and administrative expenses, respectively.

New Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1 ("FSP 157-1") and FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2"), affecting implementation of SFAS 157. FSP FAS 157-1 excludes FASB Statement No. 13, *Accounting for Leases* ("SFAS 13"), and other accounting pronouncements that address fair value measurements under SFAS 13, from the scope of SFAS 157. FSP FAS 157-2 delays the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized at fair value on a recurring basis, to fiscal years beginning after November 15, 2008. For all other items, SFAS 157 was effective for us as of January 1, 2008. We have adopted SFAS 157 as amended by FSP FAS 157-1 and FSP FAS 157-2 as of January 1, 2008. The adoption did not have a material affect on our consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS 159 was effective for us as of January 1, 2008. We did not change the measurement of our assets and liabilities as a result of SFAS 159: therefore, the adoption of SFAS 159 had no effect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), *Business combinations* ("SFAS 141(R)"). SFAS 141(R) will significantly change the accounting for business combinations. Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141(R) will change the accounting treatment for certain specific acquisition-related items including expensing acquisition-related costs as incurred, valuing non-controlling interests (minority interests) at fair value at the acquisition date, and expensing restructuring costs associated with an acquired business. SFAS 141(R) also includes a substantial number of new disclosure requirements. SFAS 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Early adoption is not permitted. Generally, the effect of SFAS 141(R) will depend on future acquisitions, if any.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Exchange Rate Risk

During 2008, we established a subsidiary in Japan. In the second half of 2008, we operated two outlet retail stores and operated a wholesale business in Japan; all retail sales and some wholesale sales are denominated in Japanese Yen. Our Japan operating expenses are dominated in Japanese Yen. Because these operations are not significant to our overall business, our exposure to fluctuations in the U.S. Dollar and Japanese Yen exchange rate is not considered material as of December 31, 2008. We received United States dollars ("USD") for all other merchandise sales and licensing revenue during the year ended December 31, 2008. Merchandise purchases from contract manufacturers are denominated in USD.

Investments

We have investments in auction rate securities which have experienced an illiquid market for much of 2008. In October 2008, we were notified that the two brokers who sold ARS to us would purchase the ARS at a price of par plus accrued interest, and on November 11, 2008, we accepted the offers from these brokers. The first portion of the ARS, with a par amount of $4.9 million, was purchased by the broker in January 2009 at par plus accrued interest, and the second portion, with a par amount of $5.0 million, is expected to be purchased by the broker by July 2012, although we may instruct the broker to purchase these ARS beginning in June 2010.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data listed in Item 15 of Part IV of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the design and effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act of 1934 as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective in the timely and accurate recording, processing, summarizing and reporting of material financial and non-financial information within the time periods specified within the Commission's rules and forms. Our Chief Executive Officer and Chief Financial Officer also concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management's report on internal control over financial reporting, and the related report of our independent public accounting firm, are included in Item 8 Financial Statements and Supplementary Data in our Annual Report on Form 10-K under *Management's Annual Report on Internal Control Over Financial Reporting* and *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting*, on pages F-2 and F-3 respectively, and are incorporated by reference.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) of the Exchange Act) during our most recently completed quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required under this item is included in the following sections of our Proxy Statement for our 2009 Annual Meeting of Stockholders, which sections are incorporated by reference herein and will be filed within 120 days after the end of our fiscal year:

Directors and Executive Officers
Election of Directors
Board Committees
Director Nominating Process
Web site Access to Corporate Governance Documents
Section 16(a) Beneficial Ownership Reporting Compliance
Corporate Governance

The certifications of our Chief Executive Officer and Chief Financial Officer required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are included as exhibits to this Annual Report on Form 10-K and were included as exhibits to each of our quarterly reports on Form 10-Q.

Item 11. Executive Compensation.

The information required under this item is included in the following sections of our Proxy Statement for our 2009 Annual Meeting of Stockholders, which sections are incorporated by reference herein and will be filed within 120 days after the end of our fiscal year:

Compensation of Executive Officers
Compensation Committee Report
Director Compensation
Compensation Committee Interlocks and Insider Participation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

The information required under this item is included in the following sections of our Proxy Statement for our 2009 Annual Meeting of Stockholders, which sections are incorporated by reference herein and will be filed within 120 days after the end of our fiscal year:

Security Ownership of Certain Beneficial Owners and Management
Equity Compensation Plans

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required under this item is included in the following sections of our Proxy Statement for our 2009 Annual Meeting of Stockholders, which sections are incorporated by reference herein and will be filed within 120 days after the end of our fiscal year:

Election of Directors
Certain Relationships and Related Transactions

Item 14. Principal Accountant Fees and Services.

The information required under this item is included in the following sections of our Proxy Statement for our 2009 Annual Meeting of Stockholders, which sections are incorporated by reference herein and will be filed within 120 days after the end of our fiscal year:

Audit and Non-Audit Fees.

PART IV.

Item 15. Exhibits, Financial Statements Schedules.

(a) (1) FINANCIAL STATEMENTS—See Index to Consolidated Financial Statements of this Annual Report on Form 10-K.

(2) FINANCIAL STATEMENT SCHEDULES—See Index to consolidated Financial Statements on page F-1 hereof

(3) EXHIBITS—See Exhibit Index below.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation (incorporated by reference from our Form 8-K Current Report, filed August 22, 2005).
3.2	Amended and Restated Bylaws (incorporated by reference from our Form 8-K Current Report, filed December 12, 2008).
4.1	Specimen Common Stock Certificate (incorporated by reference from our Form 8-K Current Report, filed August 22, 2005).
10.1	Discount Factoring Agreement dated December 20, 2004, between Merchant Factors Corp. and Guru Denim, Inc. (incorporated by reference from our Form 10-KSB/A filed on April 6, 2005).
10.2	True Religion Apparel, Inc. 2005 Stock Incentive Plan (incorporated by reference from our Definitive Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as filed on July 22, 2005).*
10.3	Letter dated July 1, 2005 amending the terms of the Discount Factoring Agreement between Merchant Factors Corp. and Guru Denim, Inc. (incorporated by reference from our Form 10-Q Quarterly Report, filed August 15, 2005).
10.4	Standard Single-Tenant Sublease dated July 1, 2005 between L.A. Fabric Imports, Inc. and Guru Denim, Inc. for 1557 Rio Vista Ave. Los Angeles, California (incorporated by reference from our Form 10-Q Quarterly Report, filed August 15, 2005).
10.5	Form of Indemnification Agreement between True Religion Apparel, Inc. and its officers and directors (incorporated by reference from our Form 10-Q Quarterly Report, filed November 14, 2005).
10.6	Employment Agreement by and between the Company and Jeffrey Lubell dated January 4, 2006 (incorporated by reference from our Form 8-K Current Report, filed on January 10, 2006).*
10.7	Lease Agreement by and among True Religion Apparel, Inc., Guru Denim, Inc. and Rio Vista Industrial Investments, LLC dated May 28, 2004 (incorporated by reference from our 10-KSB Annual Report, filed on March 31, 2006).
10.8	Employment Agreement dated April 12, 2006, by and between the Company and Michael Buckley, effective as of April 24, 2006 (incorporated by reference from our Form 8-K Current Report, filed April 14, 2006).*

Exhibit No.	Description
10.9	Standard Industrial/Commercial Single-Tenant Lease—Gross dated May 17, 2006, among ADJ Enterprises, Ltd., Guru Denim, Inc. and the Company (incorporated by reference from our Form 8-K Current Report, filed April 14, 2006).
10.10	Amendment to Employment Agreement dated May 31, 2006, by and between Jeffrey Lubell and the Company (incorporated by reference from our Form 8-K Current Report, filed June 5, 2006).*
10.11	Letter dated June 8, 2006, amending the terms of the Discount Factoring Agreement dated December 20, 2004, between Merchant Factors Corp. and Guru Denim, Inc. (incorporated by reference from our 10-Q/A filed on August 15, 2006).
10.12	Independent Contractor Agreement dated as of February 1, 2007, by and between Guru Denim, Inc. and L'Atelier (incorporated by reference from our Form 8-K Current Report filed on January 25, 2007).
10.13	Employment Letter, dated March 7, 2007, by and between the Company and Peter Collins (incorporated by reference from our Form 8-K Current Report filed on March 8, 2007).*
10.14	Release and Consulting Agreement, dated March 7, 2007, by and among Charles Lesser, the Company and Guru Denim, Inc. (incorporated by reference from our Form 8-K Current Report filed on March 8, 2007).*
10.15	Amendment to the True Religion Apparel, Inc. 2005 Stock Incentive Plan (incorporated by reference from our Form 8-K Current Report filed on March 8, 2007).*
10.16	Waiver and Release Agreement, dated March 14, 2007, by and among Kymberly Gold-Lubell, the Company and Guru Denim, Inc. (incorporated by reference from our Form 8-K Current Report filed on March 16, 2007).*
10.17	True Religion Apparel, Inc. Executive Cash Incentive Bonus Plan (incorporated by reference from our Form 8-K Current Report filed on April 3, 2008).*
10.18	Amendment No. 2 to Employment Agreement by and between the Company and Jeffrey Lubell dated September 12, 2008 (incorporated by reference from our Form 8-K Current Report filed September 17, 2008).
10.19	Letter Agreement, by and between the Company and Kelly Gvildys dated February 7, 2008.*†
10.20	Summary of Board of Directors Compensation.*†
10.21	Summary of Executive Officer Compensation (incorporated by reference from our Form 8-K Current Report filed January 10, 2008).*
14.1	True Religion Apparel, Inc. Code of Conduct (incorporated by reference from our Form 8-K Current Report filed October 8, 2008).
21.1	Subsidiaries of the Company†
23.1	Consent of Independent Registered Public Accounting Firm, Stonefield Josephson, Inc.†
23.2	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP†
24.1	Powers of Attorney.†
31.1	Certification of Principal Executive Officer, pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934.†

Exhibit No.	Description
31.2	Certification of Principal Financial Officer, pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934.†
32.1	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†
32.2	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

* Represents a management contract or compensatory plan, contract or arrangement in which any director or any of the named executives participates.

† Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRUE RELIGION APPAREL, INC.

Dated: March 10, 2009

/s/ JEFFREY LUBELL

Jeffrey Lubell
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ JEFFREY LUBELL Jeffrey Lubell	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 10, 2009
/s/ PETER F. COLLINS Peter F. Collins	Chief Financial Officer (Principal Financial and Accounting Officer)	March 9, 2009
/s/ JOSEPH H. COULOMBE Joseph H. Coulombe	Director	March 9, 2009
/s/ G. LOUIS GRAZIADIO III G. Louis Graziadio III	Director	March 9, 2009
/s/ ROBERT L. HARRIS, II Robert L. Harris, II	Director	March 6, 2009
/s/ MARK S. MARON Mark S. Maron	Director	March 9, 2009
Marcello Bottoli	Director	March , 2009

10-K

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TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in the Securities Exchange Act of 1934, as amended. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance with respect to reporting financial information.

Our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective at December 31, 2008.

Our internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which, is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
True Religion Apparel, Inc.
Vernon, California

We have audited the internal control over financial reporting of True Religion Apparel, Inc. and Subsidiaries ("the Company") as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Report of Management on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2008, of the Company and our report dated March 9, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule.

/S/ DELOITTE & TOUCHE LLP
Los Angeles, California
March 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
True Religion Apparel, Inc.
Vernon, California:

We have audited the accompanying consolidated balance sheets of True Religion Apparel, Inc. and Subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2008. Our audits also included the financial statement schedule as of and for each of the two years in the period ended December 31, 2008 listed in Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of True Religion Apparel, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP
Los Angeles, California
March 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
True Religion Apparel Inc. and Subsidiaries

We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows for the year ended December 31, 2006 of True Religion Apparel Inc. and Subsidiaries. Our audit also included the financial statement schedule for the year ended December 31, 2006 listed in the index at Item 15(a)(2). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of True Religion Apparel, Inc. and Subsidiaries' consolidated operations and their consolidated cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company adopted Statement of Financial Accounting Standards No. 123 (Revised), "Share Based Payment".

/s/ Stonefield Josephson, Inc.
Los Angeles, California
March 23, 2007

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except par amounts)

	December 31, 2008	December 31, 2007
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 57,245	$ 28,686
Short-term investments	4,850	5,345
Accounts receivable, net of allowances:		
From factor	23,060	14,709
From customers	10,043	13,189
Inventory	25,828	20,771
Deferred income tax assets	6,498	4,707
Prepaid expenses and other current assets	4,148	2,305
Total current assets	131,672	89,712
Property and equipment, net	28,006	11,579
Long-term investments	4,990	10,200
Deferred income tax assets	—	561
Other assets	1,784	1,206
TOTAL ASSETS	$166,452	$113,258
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 10,633	$ 9,597
Accrued salaries, wages and benefits	6,889	4,059
Income taxes payable	1,042	3,210
Total current liabilities	18,564	16,866
Long-term deferred rent	4,536	1,145
Long-term deferred income tax liabilities	1,102	—
Total long-term liabilities	5,638	1,145
Total liabilities	24,202	18,011
Commitments and contingencies (Notes 9 & 10)		
Stockholders' Equity:		
Preferred stock, $0.0001 par value, 20,000 shares authorized, none issued and outstanding, respectively	—	—
Common stock, $0.0001 par value, 80,000 shares authorized, 24,450 and 23,587 issued and outstanding, respectively	2	2
Additional paid in capital	38,554	26,491
Retained earnings	103,508	68,754
Accumulated other comprehensive income, net of tax	186	—
Total stockholders' equity	142,250	95,247
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$166,452	$113,258

The accompanying notes are an integral part of these consolidated financial statements.

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)

	Years Ended		
	2008	2007	2006
Net sales	$270,000	$173,256	$140,489
Cost of sales	112,999	74,429	65,476
Gross profit	157,001	98,827	75,013
Selling, general, and administrative expenses	88,125	51,685	40,036
Operating income	68,876	47,142	34,977
Other income:			
Interest income, net	(1,065)	(1,803)	(530)
Other income	—	—	(274)
Total other income	(1,065)	(1,803)	(804)
Income before provision for income taxes	69,941	48,945	35,781
Provision for income taxes	25,570	21,100	14,035
Net Income	$ 44,371	$ 27,845	$ 21,746
Earnings per share:			
Basic	$ 1.89	$ 1.21	$ 0.97
Diluted	$ 1.83	$ 1.16	$ 0.92
Weighted average shares outstanding:			
Basic	23,511	22,964	22,496
Diluted	24,270	23,949	23,608

The accompanying notes are an integral part of these consolidated financial statements.

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Years Ended		
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 44,371	$ 27,845	$ 21,746
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,427	2,044	451
Provision for bad debts and returns	1,117	(285)	273
Shares issued for third-party services	—	—	2,104
Stock-based compensation	10,297	5,731	6,721
Tax benefit from stock-based compensation	229	1,303	1,758
Excess tax benefit from stock-based compensation	(229)	(1,270)	(1,612)
Deferred income taxes	(128)	(2,636)	(1,067)
Other	305	—	—
Changes in operating assets and liabilities:			
Accounts receivable from factor	(8,811)	(6,756)	1,117
Accounts receivable from customers	1,914	(4,828)	(2,809)
Inventory	(4,377)	(11,477)	759
Prepaid expenses and other current assets	(1,834)	(1,608)	(895)
Other assets	(448)	—	—
Accounts payable and accrued expenses	(825)	(29)	2,395
Accrued salaries, wages and benefits	2,831	2,150	1,873
Income taxes payable	(2,168)	(1,094)	(1,156)
Long-term deferred rent	3,391	720	425
Net cash provided by operating activities	49,062	9,810	32,083
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(18,187)	(8,765)	(4,468)
Purchases of investments	—	(17,505)	(60,162)
Sales of investments	5,550	2,105	63,135
Expenditures to establish trademarks	(81)	(228)	—
Net cash used in investing activities	(12,718)	(24,393)	(1,495)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options	25	198	244
Statutory tax withholding payment for stock-based compensation	(8,110)	(3,077)	—
Excess tax benefit from stock-based compensation	229	1,270	1,612
Net cash (used in) provided by financing activities	(7,856)	(1,609)	1,856
Effect of exchange rate changes in cash	71	—	—
Net increase (decrease) in cash and cash equivalents	28,559	(16,192)	32,444
Cash and cash equivalents, beginning of year	28,686	44,878	12,434
Cash and cash equivalents, end of year	$ 57,245	$ 28,686	$ 44,878

The accompanying notes are an integral part of these consolidated financial statements.

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands)

	Shares	Amount	Additional Paid In Capital	Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2006	22,208	$ 2	$ 9,332	$ —	$ 22,240	$ 31,574
Net Income for the year ended December 31, 2006					21,746	21,746
Stock-based compensation			6,721	—		6,721
Issuance of common stock for litigation settlement	100	—	2,104	—		2,104
Issuance of restricted shares	712	—	—	—		—
Exercise of stock options	234	—	244	—		244
Tax benefit on stock-based compensation			1,758	—		1,758
Balance at December 31, 2006	23,254	2	20,159	—	43,986	64,147
Net Income for the year ended December 31, 2007					27,845	27,845
Stock-based compensation			5,731	—		5,731
Issuance of restricted shares	347	—	—	—		—
Exercise of stock options	272	—	198	—		198
Retirement of common stock	(183)	—	—	—	(3,077)	(3,077)
Forfeiture of restricted shares	(103)	—	—	—		—
Tax benefit on stock-based compensation			403	—		403
Balance at December 31, 2007	23,587	2	26,491	—	68,754	95,247
Net Income for the year ended December 31, 2008				—	44,371	44,371
Other comprehensive income, net				186		186
Stock-based compensation			10,297	—		10,297
Issuance of restricted shares	659	—	—	—		—
Exercise of stock options	836	—	1,537	—		1,537
Retirement of common stock	(583)	—	—	—	(9,617)	(9,617)
Forfeiture of restricted shares	(49)	—	—	—		—
Tax benefit on stock-based compensation			229	—		229
Balance at December 31, 2008	24,450	$ 2	$38,554	$186	$103,508	$142,250

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—DESCRIPTION OF BUSINESS

True Religion Apparel, Inc. and subsidiaries (referred to in this Annual Report on Form 10-K as "the Company," "our," "we," or "True Religion") designs, markets, sells and distributes premium fashion apparel, centered on our core denim products using the brand name "True Religion Brand Jeans." Our products include pants, tops and jackets made from denim, fleece, corduroy and other fabrics. We are known for our unique fits and styling details. Through multiple wholesale and retail segments, our expanding product line reaches fashion-conscious consumers on six continents, including North America, Europe, Asia, Australia, Africa and South America.

We operate in four primary business segments: U.S. Wholesale, International, Consumer Direct and Other. Our U.S. Wholesale sales are made to leading upscale nationwide-retailers, boutiques and off-price retailers. Our International sales are primarily made to distributors covering more than 50 countries on six continents. The distributors warehouse products at their expense and they ship to and collect payment from their customers directly. We also sell directly to consumers through full-price branded retail stores, branded outlet stores and through our retail internet site located at *www.truereligionbrandjeans.com*. In addition, we selectively license to third parties the right to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas for specified periods. The licensing business is included in the Other segment. Our corporate operations, which include the executive, legal, and human resources departments, are also included in the Other segment.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of True Religion Apparel, Inc. and its wholly-owned subsidiaries.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include reserves for customer returns; chargebacks; allowances for bad debts; allowance for slow moving inventory; contingencies; fixed asset useful lives; income taxes and related contingencies; and the valuation of stock-based compensation and related forfeiture rates.

Fair Value Measurements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157") was effective for us as of January 1, 2008. We have adopted SFAS No. 157 as amended by Financial Accounting Standards Board ("FASB") Staff Position No. FAS 157-2, which allows for the delay of the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS No. 157 requires certain disclosures regarding fair value based on the inputs used to measure fair value. The following is a list of defined levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- **Level 1:** Quoted market prices in active markets for identical assets or liabilities
- **Level 2:** Observable market-based inputs or unobservable inputs that are corroborated by market data
- **Level 3:** Unobservable inputs reflecting the reporting entity's own assumptions

SFAS No. 157 requires the use of observable market inputs (quoted market prices) when measuring fair value and requires a Level 1 quoted price to be used to measure fair value whenever possible. Our auction rate securities represent Level 3 investments, which are valued based on broker quotes as well as subsequent auctions, if any (see Note 3).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 was effective for us as of January 1, 2008. We did not change the measurement of our assets and liabilities as a result of SFAS No. 159: therefore, the adoption of SFAS No. 159 had no effect on our consolidated financial statements.

Sales Recognition

Sales are recognized across all segments of the business when there is persuasive evidence of an arrangement, delivery has occurred, price has been fixed or is determinable, and collectibility can be reasonably assured.

Sales within our U.S. Wholesale and International segments are recognized at the time title passes and risk of loss is transferred to the customer. Sales are recorded net of estimates for returns, discounts, operational chargebacks and markdowns. Returns and allowances require pre-approval by management and discounts are based on trade terms. We review and refine these estimates on a quarterly basis using historical trends, seasonal results, and current economic and market conditions. Our historical estimates of these costs have not differed materially from actual results.

Retail store sales are recognized net of estimated returns at the time of sale to consumers. E-commerce sales of products ordered through our retail internet site known as *www.truereligionbrandjeans.com* are recognized upon estimated delivery and receipt of the shipment by the customers. E-commerce sales also are reduced by an estimate of returns. Retail store sales and E-commerce sales exclude sales taxes.

Revenue from licensing arrangements are recognized when earned in accordance with the terms of the underlying agreements, generally based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) estimates of sales and royalty data received from our licensees. We recognize revenue associated with our gift cards upon redemption of the gift card.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Classification of Certain Costs and Expenses

We classify merchandise, inbound freight costs and out-bound shipping costs in cost of sales. Selling, general & administrative expenses include merchandise design and pre-production, marketing and advertising, sales commissions, customer service, Consumer Direct expenses and general and administrative expenses. Consumer Direct expenses include wages and commissions, retail occupancy costs, supplies and direct segment management costs. General and administrative expenses include wages and performance compensation for our executive, finance, human resources, legal, and information systems departments, headquarters occupancy costs (including the portion used by the distribution function), and professional service costs. Included in selling, general and administrative expenses in the accompanying consolidated statements of income are handling charges of \$3.6 million, \$2.8 million and \$2.2 million in 2008, 2007 and 2006, respectively.

Advertising Costs

Advertising costs, including the costs to produce advertising, are expensed when the advertisement is first exhibited. Cooperative advertising costs paid to wholesale customers are expensed as an advertising cost because the identified advertising benefit is sufficiently separable from the purchase of our products by the wholesale customers and the fair value of such benefit is reasonably measurable. These advertising expenses are recorded as a component of selling and general administrative expenses ("SG&A") in the accompanying consolidated statements of income.

Advertising expenses amounted to \$3.9 million, \$1.2 million and \$0.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Comprehensive Income

Comprehensive income for the year ended December 31, 2008, consists of net income, adjustments to available for sale securities and cumulative translation adjustments. For the years ended December 31, 2007 and 2006, comprehensive income equals net income as we had no other comprehensive income items.

Net Income per Common Share

Net income per common share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). Basic net income per common share is computed based upon the weighted average number of common shares outstanding, and diluted net income per common share is computed based upon the weighted average number of common shares outstanding plus dilutive common share equivalents outstanding during the periods using the treasury stock method. Dilutive common share equivalents consist of incentive stock options, non-qualified stock options and restricted stock awards, other than performance awards which are excluded from diluted shares outstanding until the performance condition is achieved. Once the performance condition is achieved on performance awards, the shares are included in diluted common share equivalents retroactive to the grant date.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The weighted-average number of common shares outstanding used to calculate basic net income per common share is reconciled to those shares used in calculating diluted net income per common share as follows (amounts in thousands):

	Years Ended December 31,		
	2008	2007	2006
Basic	23,511	22,964	22,496
Dilutive effect of stock options and unvested restricted stock awards	759	985	1,112
Diluted shares	24,270	23,949	23,608

As of December 31, 2008, 2007 and 2006, additional unvested shares of approximately 0.8 million, 0.5 million and 0.7 million, respectively, were issuable upon the vesting of restricted stock awards that were excluded from the basic share calculations.

Stock-Based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)"), which requires us to measure the cost of employee and director services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The costs are recognized over the period during which an employee or director is required to provide services in exchange for the award.

Prior to the adoption of SFAS No. 123(R), we applied Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), to measure compensation costs for our stock-based compensation programs. Under APB 25, we recorded no compensation expense for stock options granted to employees and directors if the options' strike price was equal to the closing market price of our common stock on the grant date. If the option price was below the closing market price of our common stock on the grant date, we recognized compensation expense over the stock option's vesting period. Also, the vesting terms for some stock options granted in 2004 were later accelerated which resulted in compensation expense in some cases. For stock options granted to employees and directors where the options' strike price was below the closing market price of our common stock on the grant date, compensation expense was recognized for the difference between the strike price and the closing market price of our common stock on the grant date.

We adopted SFAS No. 123(R) using the modified prospective method. Under this accounting method, 2006 stock-based compensation expense considered the unvested portion of all stock options outstanding, calculated using the provisions of SFAS No. 123. As provided for under the modified prospective method, we did not restate our results for the periods prior to 2006.

We recognize restricted stock compensation expense for awards with only service conditions using the straight-line method over the requisite service period of the entire award. The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. If a portion of the restricted stock vests immediately or in another period such that the cumulative vested amount exceeds the cumulative straight line expense amount, we record compensation expense equal to at least the cumulative compensation expense of the vested amount of the restricted stock. Compensation expense for restricted stock awards with performance

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

based conditions is recognized on an accelerated basis using the graded attribution method over the requisite service period.

Cash and Cash Equivalents

Cash equivalents consist of an investment in a U.S. Treasury only mutual fund.

Accounts Receivable

Our U.S. Wholesale segment sells to Merchant Factors Corp. ("Merchant Factors") the accounts receivable that Merchant Factors has approved for credit. Merchant Factors assumes the credit risk for these receivables. We sold $123.4 million of receivables to Merchant Factors in 2008. As of December 31, 2008, Merchant Factors owed us $23.1 million, which will be paid to us shortly after our customers pay Merchant Factors. As of December 31, 2008 and 2007, the reserve for expected chargebacks was $0.4 million and $0.4 million, respectively. The factor assumes the credit risk for the receivables that it purchases from us.

At times, our customers place orders that exceed the credit that they have available from Merchant Factors. We evaluate those orders to consider if the customer is worthy of additional credit based on our past experience with the customer. In the event we elect to sell merchandise to the customer on credit, we take the credit risk for the amounts that are above the credit limit established by Merchant Factors. We also still sell merchandise to select international distributors on credit. As of December 31, 2008, the amount of trade receivables for which we bear the credit risk is $10.0 million.

Management evaluates our accounts receivables to estimate if they will ultimately be collected. In performing this evaluation, significant judgment is used, including an analysis of specific risks on a customer-by-customer basis for larger accounts. Based on this information, management provides a reserve for the estimated amounts believed to be uncollectible. Based on historical losses, existing economic conditions and collection practices, our allowance for doubtful accounts has been estimated to be $0.3 million and $0.2 million at December 31, 2008 and 2007, respectively. Our actual credit losses for the periods presented have not significantly exceeded management's estimates.

Concentration of Credit Risks

For the years ended December 31, 2008 and 2007 sales to one customer accounted for 15% and 12%, respectively, of our net sales. As of December 31, 2008, our Accounts Receivable from Factor, in the amount of $23.1 million, was due from Merchant Factor, which uses the collection function of a U.S. based financial institution to collect the receivables that Merchant Factor purchases from us. Certain of our U.S. Wholesale customers remit their payments for goods they purchase on credit to the financial institution; the financial institution transfers the collections to Merchant Factor, and each week Merchant Factor transfers to us the moneys that it received in the prior week on these receivables. If in the future Merchant Factor or the financial institution experience significant financial difficulty, they may withhold or delay payment to us on moneys collected from our U.S. Wholesale customers.

Inventories

Wholesale and Consumer Direct inventories are stated at the lower of cost or market value. Cost is determined using the average cost which approximates the first-in, first-out method.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Slow-moving merchandise is typically sold at prices exceeding our cost in our outlet retail stores or to wholesale customers who specialize in off-price merchandise. As of December 31, 2008, we recorded reserves for slow-moving inventory of $0.4 million based upon analysis of balances on hand by style, recent sales trends, projected future sales, and historical markdown trends.

Our denim manufacturing process includes two phases: i) cut and sew; and ii) washing and finishing. At times, we will instruct our contract manufacturers to send goods to us that have been completed through the cut and sew phase only. By delaying the second phase of the manufacturing process, we can use updated market information about which washes and finishes are most popular before we send these unwashed goods to the laundries and finishing houses to complete the manufacturing process. The denim products that we hold between the cut and sew phase and the wash and finish phase are considered work-in-progress.

Property and Equipment, Net

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of depreciable assets, which are typically three years for computer systems and equipment, five years for furniture & fixtures and machinery & equipment, and three to ten years for leasehold improvements. Leasehold improvements are depreciated over periods equal to the shorter of the estimated useful lives of the respective assets or the lease term.

Expenditures for repairs and maintenance are charged to operations as incurred, while renewals and betterments are capitalized.

Property and equipment are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. In evaluating long-lived assets for recoverability, we use our best estimate of future cash flows expected to result from the use of the asset and eventual disposition. To the extent that estimated future undiscounted net cash flows attributable to the asset are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value.

Income Taxes

We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We establish valuation allowances for tax benefits when we believe it is more likely than not that such assets will not be realized.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* In accordance with FIN No. 48, we regularly evaluate the likelihood of recognizing the benefit for income tax positions we have taken in various federal and state filings by considering all relevant facts, circumstances, and information available. For those benefits that we believe it is more likely than not that the benefit will be sustained, we recognize the largest amount

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

we believe is cumulatively greater than 50% likely to be realized. The adoption of FIN No. 48 had no impact on our consolidated financial statements.

We record interest and penalties, if any, on any underpayment of income taxes as a component of provision for income taxes and SG&A, respectively, in the accompanying consolidated statement of income.

Leases

We lease our corporate headquarters facility and all of our branded retail stores. All of these leases are classified as operating leases and they expire at various dates through 2020. We have no significant individual or master lease agreements.

Our fixed, noncancelable lease terms generally are 5 to 10 years. Some of our leases include options that allow us to extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception.

For leases that contain predetermined, fixed escalations of the minimum rent, we recognize the rent expense on a straight-line basis over the lease term and record the difference between the rent expense and the rent payable as deferred rent.

Most of our leases also provide for payment of operating expenses, such as common area charges, real estate taxes and other executory costs. Some leases require additional payments based on sales which are recorded in rent expense when the contingent rent is probable.

In some lease agreements, we receive landlord incentives to reimburse us for leasehold improvements. These incentives are recorded as a deferred rent credit and recognized as a reduction to rent expense on a straight-line basis over the lease term. At December 31, 2008 and 2007, this deferred rent balance was $4.8 million and $1.1 million, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-1 ("FSP FAS 157-1") and FASB Staff Position No. FAS 157-2 ("FSP FAS 157-2"), affecting implementation of SFAS No. 157. FSP FAS 157-1 excludes FASB Statement No. 13, *Accounting for Leases* ("SFAS No. 13"), and other accounting pronouncements that address fair value measurements under SFAS No. 13, from the scope of SFAS No. 157. FSP FAS 157-2 delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized at fair value on a recurring basis, to fiscal years beginning after November 15, 2008. For all other items, SFAS No. 157 was effective for us as of January 1, 2008. We have adopted SFAS No. 157 as amended by FSP FAS 157-1 and FSP FAS 157-2 as of January 1, 2008. The adoption did not have a material affect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, which permits companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 was effective for us as of January 1, 2008. We did not change the measurement of our assets and liabilities as a result of SFAS

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

No. 159: therefore, the adoption of SFAS No. 159 had no effect on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007), *Business combinations* ("SFAS No. 141(R)"). SFAS No. 141(R) will significantly change the accounting for business combinations. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific acquisition-related items including expensing acquisition-related costs as incurred, valuing non-controlling interests (minority interests) at fair value at the acquisition date, and expensing restructuring costs associated with an acquired business. SFAS No. 141(R) also includes a substantial number of new disclosure requirements. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. Early adoption is not permitted. Generally, the effect of SFAS No. 141(R) will depend on future acquisitions, if any.

NOTE 3—CASH EQUIVALENTS AND INVESTMENTS

We hold $49.3 million of cash equivalents measured at fair value using quoted prices that represent Level 1 input under SFAS No. 157.

Our investments consist of auction rate securities. Auction rate securities ("ARS") are variable rate bonds whose interest rate is periodically reset, typically every seven, 28, or 35 days. The underlying securities have contractual maturities from 2034 through 2042. As of December 31, 2008, we held eight auction rate securities with an aggregate par value of $9.9 million and a fair value $7.4 million. These securities are collateralized by higher education funded student loans and seven of the eight are supported by the federal government as part of the Federal Family Education Loan Program (FFELP). These securities have continued to pay their scheduled cash interest payments.

The Dutch auction process that periodically resets the applicable interest rate was intended to provide liquidity to the holder of the auction rate securities by matching buyers and sellers within a market context enabling the holder to gain immediate liquidity by selling such interests at par or rolling over their investment. If there was an imbalance between buyers and sellers, the risk of a failed auction existed. All eight auction rate securities that we hold experienced failed auctions in the year ended December 31, 2008. In October 2008, we were notified that the two brokers who sold ARS to us would purchase the ARS at a price of par plus accrued interest. We accepted the offers from these brokers providing them with rights related to our ARS (the "Rights"). The first portion of the ARS, with a par amount of $4.9 million, was purchased by the broker in January 2009 at par plus accrued interest, and the second portion, with a par amount of $5.0 million, is expected to be purchased by the broker by July 2012, although the broker may purchase these at any time and we may instruct the broker to purchase these ARS beginning in June 2010.

Our Rights related to our ARS represent firm commitments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which defines a firm agreement as an agreement with an unrelated party, binding on both parties and usually legally enforceable. The enforceability of the Rights results in a put option and is recognized as a freestanding asset separate from the ARS. Upon acceptance of the offers from the brokers, we recorded $2.5 million as the fair value of the put option asset with a corresponding credit to interest income, net in the accompanying consolidated statements of income. We have elected to measure the

NOTE 3—CASH EQUIVALENTS AND INVESTMENTS (Continued)

put option at fair value under SFAS No. 159, which permits an entity to elect the fair value option for recognizing financial assets, in order to match the changes in the fair value of the ARS. We expect that future changes in the fair value of the put option will approximate fair value movements in the related ARS.

Prior to accepting the offers from the brokers, we recorded our ARS investments as available-for-sale and reported any unrealized gains or temporary unrealized losses, net of taxes, as a component of accumulated other comprehensive income in the consolidated balance sheets. In connection with the acceptance of the offers from the brokers, we transferred our ARS from investments available-for-sale to trading securities as allowed in rare circumstances by the provisions of Statement of Financial Accounting Standards No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*". At the time of transfer, we recognized unrealized losses on our ARS in the amount of $2.5 million in interest income, net in the accompanying consolidated statements of income for the year ended December 31, 2008.

Our auction rate securities, recorded at fair value using broker quotes, represent Level 3 inputs under SFAS No. 157. There were no changes in the composition of the investments included in Level 3 investments during the fourth quarter of 2008. The following table provides a summary of changes in fair value of our Level 3 financial assets during the year ended December 31, 2008 (amounts in thousands):

	Auction Rate Securities	
	Short-Term	Long-Term
Balance at December 31, 2007	$ —	$ —
Transfers to Level 3, including accrued interest	15,545	—
Realized interest included in income	(145)	—
Net settlements	(5,550)	—
Transfer to long-term	(5,000)	5,000
Unrealized loss included in interest income, net	(1,587)	(886)
Fair market value of ARS	3,263	4,114
Fair market value of put options	1,587	876
Balance at December 31, 2008	$ 4,850	$4,990

NOTE 4—ACCOUNTS RECEIVABLE

We recorded the following allowances against our accounts receivable as of December 31 (amounts in thousands):

	2008	2007
Reserve for returns	$ 474	$317
Reserve for chargebacks	439	385
Reserve for bad debt	266	244
Total	$1,179	$946

In addition to the above reserves, we recorded an allowance for trade discounts of $0.8 million as of December 31, 2008 and $0.5 million as of December 31, 2007.

NOTE 5—INVENTORY

Inventories consisted of the following as of December 31 (amounts in thousands):

	2008	2007
Raw Materials	$ 453	$ 262
Work-in-Progress	1,709	6,648
Finished Goods	23,666	13,861
Total	$25,828	$20,771

NOTE 6—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31 (amounts in thousands):

	2008	2007
Computer systems and equipment	$ 1,885	$ 966
Furniture and fixtures	2,777	892
Leasehold improvements	22,252	9,868
Machinery and equipment	1,544	894
Trade show booths	897	801
Construction in progress	4,670	743
	34,025	14,164
Less: accumulated depreciation	6,019	2,585
Property and equipment, net	$28,006	$11,579

Construction in progress at December 31, 2008 and 2007 represents the capital expenditures associated with the construction in progress of leasehold improvements to be used in our operations, primarily for new branded retail stores, and capital expenditures associated with the implementation of a new information technology system. When completed, these costs are transferred to the appropriate property and equipment category and depreciated according to their useful life.

Depreciation expense, which is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of income, was $3.4 million, $2.0 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 7—LICENSING REVENUE

We have four license agreements whereby we granted to the licensee the right to use the True Religion Brand Jeans trademark and related intellectual property. Each licensee is required to pay us an annual royalty fee equal to the greater of a percentage of the licensee's actual annual net sales or minimum annual net sales (as defined in the underlying agreement). Additionally, each licensee will pay us an annual minimum advertising contribution fee equal to a percentage of the minimum annual net sales (as defined in the underlying agreement).

Each licensee was also required to make non-refundable advance royalty payments which are to be credited against the first dollars of royalties that become due under the agreement and the minimum royalty guarantee. These payments are recognized ratably as revenue over the first year (as defined) of

NOTE 7—LICENSING REVENUE (Continued)

the license agreement as a component of net sales in the accompanying consolidated statements of income. The unearned minimum advance payments are included in other liabilities in the accompanying consolidated balance sheets and total $0.1 million and $0.3 million at December 31, 2008 and 2007, respectively. We recognized licensing revenue of $1.4 million, $0.9 million and $0.1 million for the years ended December 31, 2008, 2007 and 2006 as a component of net sales in the accompanying consolidated statements of income.

Future minimum annual royalty and advertising contribution fees as of December 31, 2008 are summarized as follows (amounts in thousands):

Year ending	Royalties	Advertising Contribution
2009	$2,484	$ 640
2010	3,840	990
2011	2,175	450
2012	855	—
2013	480	—
Thereafter	—	—
Total minimum royalty and advertising fees	$9,834	$2,080

NOTE 8—STOCK-BASED COMPENSATION

On June 16, 2005, our Board of Directors approved the True Religion Apparel, Inc. 2005 Stock Incentive Plan (the "2005 Incentive Plan") which amended the 2004 Option Plan and the 2004 Equity Plan (the "prior plans"). We have granted restricted stock awards and stock options under the 2005 Incentive Plan.

We recognize stock-based compensation expense either on the straight-line basis or the graded attribution (accelerated) method over the requisite service period. The following table summarizes our stock-based compensation expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of income (amounts in thousands):

	December 31,		
	2008	2007	2006
Restricted stock grants, net of estimated forfeitures	$10,297	$5,412	$5,681
Stock options	—	319	1,040
Stock-based compensation expense, before tax benefits	10,297	5,731	6,721
Tax benefits	2,732	1,162	1,882
Stock-based compensation expense, net	$ 7,565	$4,569	$4,839

Restricted Stock Awards

Shares awarded under the 2005 Incentive Plan entitle the shareholder to all the rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by the Compensation

NOTE 8—STOCK-BASED COMPENSATION (Continued)

Committee of the Board of Directors and may not exceed 10 years. Restricted stock awards have generally been granted with vesting periods of up to three years. All unvested restricted shares are forfeited if the recipient of the restricted stock award no longer provides services, as defined, to us.

During the years ended December 31, 2008 and 2007, we awarded 658,958 and 347,083 shares, respectively, of restricted stock to employees, officers and directors which vest over a period of zero to three years. The fair value of these restricted shares, based on the price of our common stock at the date of grant, was $12.0 million and $5.7 million, respectively. Our policy for attributing the value of graded vesting share-based payments is the straight-line single option approach for grants with only service conditions and the graded attribution (accelerated) method for grants with performance conditions.

During 2007, we implemented a practice of withholding common shares, upon an employee's request, to satisfy employee minimum statutory income tax withholdings for restricted shares as they vest. During the years ended December 31, 2008 and 2007, we withheld 150,926 and 115,144 shares for a total cost of $2.8 million and $1.8 million, respectively; these amounts are recorded as tax withholding payment for share-based compensation as a financing activity in the accompanying 2008 and 2007 consolidated statements of cash flows.

The following table summarizes our restricted stock activities for the year ended December 31, 2008:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value
Non-vested, beginning of year	547,916	$16.67		
Granted	658,958	$18.22		
Vested	(415,791)	$16.86		
Forfeitures	(39,117)	$18.44		
Non-vested, end of year	751,966	$17.49	1.0	$9,184

As of December 31, 2008, the total unamortized stock-based compensation expense related to the restricted shares was $5.7 million, which is expected to be recognized over a weighted average period of 1.0 year. As of December 31, 2007, the total unamortized stock-based compensation expense related to the restricted shares was $4.9 million, which was expected to be recognized over a weighted average period of 1.3 years. As of December 31, 2006, the total unamortized stock-based compensation expense related to the restricted shares was $5.8 million, which was expected to be recognized over a weighted average period of 2.1 years. The total fair value of restricted stock vested during the year ended December 31, 2008, 2007 and 2006 was $7.0 million, $5.7 million and $1.4 million, respectively.

Stock Options

Stock options were granted under the prior plans. Option grants were for a term of five years and vested over a period of zero to three years. We did not grant any new stock options during the years ended December 31, 2008, 2007 and 2006, and all options previously granted have been exercised.

NOTE 8—STOCK-BASED COMPENSATION (Continued)

The following table summarizes our stock option activities for the year ended December 31, 2008:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value
Outstanding, beginning of year	836,665	$1.83		
Exercised	(836,665)	$1.83		
Cancelled	—			
Outstanding, end of year	—	$ —	—	—

In 2008, 2007 and 2006, we recognized zero, $0.3 million and $0.5 million, respectively of compensation expense for stock options that were granted and modified under APB 25. Such expenses represents the intrinsic value of options modified for which an employee who terminated in 2007 would not have received such options had the vesting terms not been accelerated.

During the year ended December 31, 2008, options to acquire 836,665 shares of our common stock were exercised, of which 432,255 of these shares were withheld by us to meet the related employee minimum statutory income tax withholding requirement of $5.3 million and exercise price of $1.5 million. During the year ended December 31, 2007, options to acquire 271,667 shares of our common stock were exercised, of which 67,848 of these shares were withheld by us to meet the related employee minimum statutory income tax withholding requirement of $1.3 million. During the year ended December 31, 2006, options to acquire 233,664 shares of our common stock were exercised. We did not withhold any shares in 2006. The minimum statutory income tax withholding amounts are recorded as tax withholding payments for stock-based compensation as a financing activity in the accompanying 2008 and 2007 consolidated statements of cash flows.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $11.6 million, $4.6 million and $4.2 million, respectively.

We receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair value of stock at the date of exercise over the exercise price of the options. We also receive a tax deduction that may be different than our financial statement expense for restricted stock when it vests. SFAS No. 123(R) requires cash flows resulting from tax benefits in excess of the related stock-based compensation to be classified as part of cash flows from financing activities. In accordance with SFAS No. 123(R), we reported $0.2 million, $1.3 million and $1.6 million, respectively, of excess tax benefits as financing cash flows for the years ended December 31, 2008, 2007 and 2006. The total tax benefit realized from stock option exercises for the years ended December 31, 2008, 2007 and 2006 was $0.2 million, $1.3 million and $1.6 million, respectively. Cash received from stock option exercises was less than $0.1 million, $0.2 million and $0.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Leases

We lease our headquarters facility and retail store locations under operating lease agreements expiring on various dates through May 2020. Some of these leases require us to make periodic

NOTE 9—COMMITMENTS AND CONTINGENCIES (Continued)

payments for property taxes, utilities and common area operating expenses. Certain leases include lease incentives, rent abatements and fixed rent escalations, for which the effects are being recorded and amortized over the initial lease term on a straight-line basis.

Of our 69 retail leases, which include 67 retail stores in the U.S. and two in Japan, 62 retail store leases require payment of a percent of sales ranging from 4.0% to 7.5% if our net sales at the retail store exceed a defined threshold. We have options to renew certain leases under various terms as specified within each lease agreement. We have no capitalized lease obligations. As of December 31, 2008, we had entered into a total of 71 lease agreements. These include leases for the 42 stores that were open in the U.S. as of December 31, 2008, as well as 25 stores that had not been opened yet, the two Japan retail stores and the offices in Vernon, California and Japan, for an aggregate of approximately 250,000 square feet of space, which consists of 120,000 square feet for our headquarters facility and 130,000 square feet of retail space.

Rent expense was $9.3 million in 2008, $3.7 million in 2007 and $1.4 million in 2006 which includes contingent rental payments of $0.8 million, $0.2 million and none in 2008, 2007 and 2006, respectively.

Future minimum lease payments under these operating leases as of December 31, 2008 are summarized as follows (amounts in thousands):

Year ending	
2009	$ 10,852
2010	13,304
2011	13,090
2012	13,049
2013	13,305
Thereafter	67,777
Total minimum lease payments	$131,377

From January 1, 2009 to March 9, 2009, we have not entered into any new retail leases.

NOTE 10—LEGAL PROCEEDINGS

In 2005, we terminated a manufacturer's agreement because we believed that the other party had failed to cure defaults under the agreement. The other party disputed our position, and the dispute was submitted to arbitration. In 2006, the arbitrator ruled in favor of the other party and awarded that party $2.0 million for damages, interest and costs. We recorded the cost of this award in 2006 in selling, general and administrative expenses in the accompanying consolidated statement of income.

In 2006, we entered into a settlement agreement to resolve a dispute related to the termination of a 2004 services agreement. Under this settlement agreement, we agreed to issue to the other party 100,000 shares of our common stock in March 2006 and agreed to pay $0.1 million. The cost of this settlement was recognized in the 2005 statement of income.

From time to time, we are involved in various legal proceedings, which are incidental to the ordinary course of business. We do not believe that these routine matters are material to our business or financial condition.

NOTE 11—INCOME TAXES

Income tax expense consists of the following for the years ended December 31 (amounts in thousands):

	2008	2007	2006
Current income tax:			
Federal	$22,475	$18,591	$11,757
State and local	3,191	5,145	3,165
Total current income tax expense	25,666	23,736	14,922
Deferred income taxes:			
Federal	401	(2,219)	(859)
State and local	(423)	(417)	(28)
Foreign	(74)	—	—
Total deferred income tax benefit	(96)	(2,636)	(887)
Total income tax expense	$25,570	$21,100	$14,035

A reconciliation of the statutory Federal Income tax rate to the effective tax rate on income before provision for income taxes for the years ended December 31 is as follows:

	2008	2007	2006
Tax provision at statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.5	6.3	5.7
Excess compensation under IRC Sec. 162(m)	1.2	3.0	3.0
Domestic production deduction	(2.0)	(1.7)	(0.9)
Tax exempt interest	(0.3)	(0.7)	—
Interest exposure	—	0.7	—
Exclusion for export sales	—	—	(1.1)
California tax credit	—	—	(1.9)
Other	0.2	0.5	(0.5)
Effective tax rate	36.6%	43.1%	39.3%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts recorded for income tax purposes. The major

NOTE 11—INCOME TAXES (Continued)

components of deferred tax assets and liabilities are as follows as of December 31 (amounts in thousands):

	2008	2007
Current deferred tax assets:		
Compensation	$ 3,092	$1,227
Inventory	1,004	606
Lease incentives	—	387
Accrued interest	317	333
Bad debt	105	100
State taxes, net of federal benefits	1,454	1,912
Other	526	142
Total current deferred tax assets	6,498	4,707
Long term deferred tax (liability) asset:		
Lease incentives	1,109	—
Fixed assets	(2,211)	561
Total long-term deferred tax (liability) asset	(1,102)	561
Total net deferred tax asset	$ 5,396	$5,268

Our federal income tax return for 2005 through 2007 remains subject to examination, and our state income tax returns for 2004 through 2007 remain subject to examination. As of December 31, 2008, our reserves for unrecognized tax benefits under FIN 48 are not material to the consolidated financial statements.

NOTE 12—EARNINGS PER SHARE

The following is a reconciliation of the shares used to compute basic and diluted earnings per share is shown in the table for the years ended December 31 (in thousands, except per share information):

	2008	2007	2006
Net income	$44,371	$27,845	$21,746
Basic shares	23,511	22,964	22,496
Dilutive effect of unvested restricted stock awards and stock options	759	985	1,112
Diluted shares	24,270	23,949	23,608
Earnings per share—basic	$ 1.89	$ 1.21	$ 0.97
Earnings per share—diluted	$ 1.83	$ 1.16	$ 0.92

NOTE 13—COMPREHENSIVE INCOME

Comprehensive income consists of net income, unrealized gain (loss) on available-for-sale investments and cumulative translation adjustments. A reconciliation of other comprehensive income is shown in the table for the years ended December 31 (amounts in thousands):

	2008	2007	2006
Net income	$44,371	$27,845	$21,746
Unrealized losses on investments			
Unrealized losses arising during year, net of taxes of $890	(1,583)	—	—
Losses on available for sale securities reclassified to trading, included in net income, net of taxes of $890 (See Note 3)	1,583	—	—
Cumulative translation adjustment	186	—	—
Comprehensive income	$44,557	$27,845	$21,746

NOTE 14—SEGMENT INFORMATION

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (see Note 2). The U.S. Wholesale segment sells merchandise to select department stores, speciality retailers and boutiques in the United States. The International segment sells merchandise, often at a discount to our wholesale list price, primarily to foreign distributors, who in turn sell the merchandise to retailers in the territories that they are authorized to sell. Beginning in the third quarter of 2008, the International segment operated two outlet retail stores in Japan. The Consumer Direct segment sells our merchandise and merchandise purchased from our licensees in our U.S. stores and e-commerce site. The U.S. Wholesale segment's operations include our design, distribution center and customer service departments. We evaluate the performance of each operating segment based on operating income.

NOTE 14—SEGMENT INFORMATION (Continued)

Summarized financial information concerning our reportable segments is shown in the following table for the years ended December 31(amounts in thousands):

	2008	2007	2006
Net sales:			
U.S. Wholesale	$153,235	$111,390	$ 97,219
Consumer Direct	75,314	29,268	5,514
International	40,044	31,728	37,669
Other	1,407	870	87
Total net sales	$270,000	$173,256	$140,489
Gross profit:			
U.S. Wholesale	$ 78,670	$ 60,007	$ 51,590
Consumer Direct	57,669	22,452	4,626
International	19,255	15,498	18,710
Other	1,407	870	87
Total net sales	$157,001	$ 98,827	$ 75,013
Operating income:			
U.S. Wholesale	$ 47,452	$ 36,405	$ 32,437
Consumer Direct	27,810	11,875	2,414
International	16,761	14,718	18,123
Other	(23,147)	(15,856)	(17,997)
Total operating income	$ 68,876	$ 47,142	$ 34,977
Capital expenditures			
U.S. Wholesale	$ 810	$ 3,465	$ 3,068
Consumer Direct	15,540	5,300	1,400
International	378	—	—
Other	1,459	—	—
Total capital expenditures	$ 18,187	$ 8,765	$ 4,468
Total assets			
U.S. Wholesale	$ 43,030	$ 41,248	
Consumer Direct	36,603	10,167	
International	8,362	6,519	
Other	78,457	55,324	
Total assets	$166,452	$113,258	

As of December 31, 2008 and 2007, $164.9 million and $113.3 million, respectively, of our assets were located in the United States. Also, at December 31, 2008 and 2007, we had accounts receivable due from foreign distributors of $7.0 million and $6.4 million, respectively, and trademarks of $0.2 million and $0.2 million, respectively, associated with foreign countries. The U.S. Wholesale segment had net sales to one customer, exceeding 10% of our net sales, that amounted to $39.2 million in 2008 and $20.1 million in 2007. Our 2008 net sales categorized by gender were approximately as

NOTE 14—SEGMENT INFORMATION (Continued)

follows: women—58%; men—38%; and kids—4%. Our 2007 net sales categorized by gender were approximately as follows: women—59%; men—37%; and kids—4%.

Retail occupancy costs included in Consumer Direct expenses amount to $8.8 million, $3.3 million and $0.7 million, for the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 15—QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2008 and 2007 (amounts in thousands, except per share data):

Year ended December 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$53,432	$64,158	$79,420	$72,990
Gross profit	$30,485	$36,888	$46,364	$43,264
Net income	$ 6,947	$ 9,281	$15,437	$12,707
Earnings per share:				
Basic	$ 0.30	$ 0.39	$ 0.65	$ 0.54
Diluted	$ 0.29	$ 0.39	$ 0.64	$ 0.53

Year ended December 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$36,242	$35,857	$48,443	$52,714
Gross profit	$20,421	$20,545	$27,732	$30,129
Net income	$ 5,159	$ 4,990	$ 8,783	$ 8,913
Earnings per share:				
Basic	$ 0.23	$ 0.22	$ 0.38	$ 0.39
Diluted	$ 0.22	$ 0.21	$ 0.37	$ 0.37

NOTE 16—SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2008, 2007 and 2006, we paid $27.4 million, $23.1 million and $15.1 million in taxes.

As of December 31, 2008 and 2007, we had recognized the purchases of $2.4 million and $0.7 million of property and equipment that had not yet been paid for. These purchases are included in "property and equipment, net" and the payment obligation in "accounts payable and accrued expenses" in the accompanying consolidated balance sheets.

During the year ended December 31, 2006, we issued $2.1 million of common stock in exchange for services.

During the year ended December 31, 2008, our Chairman and Chief Executive Officer exercised 833,333 options and elected to have 94,019 shares withheld to satisfy the exercise price of $1.5 million. During the year ended December 31, 2007, there were no stock option exercises where the optionee elected to have shares withheld to satisfy the exercise price.

NOTE 17—SUBSEQUENT EVENTS

In the first quarter of 2009, the Compensation Committee of our Board of Directors approved restricted stock awards of up to 1,046,800 shares. 46,700 of these restricted shares vested immediately. Up to 906,800 will vest in 2010 and 2011 if we achieve certain performance targets in 2009. The remaining 93,300 restricted shares will vest in the first quarter of 2010 and 2011.

10-K

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
2008				
Reserve for returns	$317	$298	$(141)	$474
Reserve for chargebacks	$385	$124	$ (70)	$439
Reserve for bad debt	$244	$577	$(555)	$266
2007				
Reserve for returns	$ 69	$248	$ —	$317
Reserve for chargebacks	$735	$ —	$(350)	$385
Reserve for bad debt	$371	$228	$(355)	$244
2006				
Reserve for returns	$ 78	$ —	$ (9)	$ 69
Reserve for chargebacks	$470	$265	$ —	$735
Reserve for bad debt	$329	$329	$(287)	$371

Exhibit 31.1

Certification of Principal Executive Officer of True Religion Apparel, Inc.

I, Jeffrey Lubell, certify that:

1. I have reviewed this Annual Report on Form 10-K of True Religion Apparel, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2009

/s/ JEFFREY LUBELL

By: Jeffrey Lubell
Title: *Principal Executive Officer*

Exhibit 31.2

Certification of Principal Financial Officer of
True Religion Apparel, Inc.

I, Peter F. Collins, certify that:

1. I have reviewed this Annual Report on Form 10-K of True Religion Apparel, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2009

/s/ PETER F. COLLINS

By: Peter F. Collins
Title: *Principal Financial Officer*

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of True Religion Apparel, Inc. (the "Company") does hereby certify with respect to the Annual Report of the Company on Form 10-K for the period ended December 31, 2008 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 10, 2009

By: /s/ JEFFREY LUBELL
Name: Jeffrey Lubell
Title: *Chief Executive Officer and Chairman of the Board*

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of True Religion Apparel, Inc. (the "Company") does hereby certify with respect to the Annual Report of the Company on Form 10-K for the period ended December 31, 2008 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 9, 2009

By: /s/ PETER F. COLLINS
Name: Peter F. Collins
Title: *Chief Financial Officer*

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Shareholder Information

Principal Offices

True Religion Apparel, Inc.
2263 East Vernon Avenue
Vernon, California 90058
Telephone (323) 266-3072

Annual Meeting

May 20, 2009 at 10:00 a.m.
Pacific Daylight Time
True Religion Offices
2263 East Vernon Avenue
Vernon, California 90058

Form 10-K

The Company's annual report on Form 10-K for the year ended December 31, 2008 will be provided to shareholders upon request to:

Investor Relations

True Religion Apparel, Inc.
2263 East Vernon Avenue
Vernon, California 90058
Telephone (323) 266-3072

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
Telephone (800) 937-5449

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Los Angeles, California

Counsel

Akin Gump Strauss Hauer & Feld LLP
Los Angeles, California

Investor Relations

ICR Inc.
Los Angeles, California
Telephone (310) 954-1100

Shareholder Information

Additional shareholder information, including True Religion's Corporate Governance Guidelines and Code of Business Conduct and Ethics, is available online at www.truereligionbrandjeans.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com



TRUE RELIGION

BRAND JEANS®

2008 ANNUAL REPORT

www.truereligionbrandjeans.com